The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

File Pursuant to Rule 424(b)(5)
Registration No. 333-197235

Preliminary Prospectus Supplement	Subject to Completion, dated September 15, 2015

(To Prospectus dated August 7, 2014)

            Common Shares

SunOpta Inc.

We are offering             of our common shares.

Our common shares are listed on the NASDAQ Global Select Market under the symbol “STKL” and the Toronto Stock Exchange under the symbol “SOY.” On September 11, 2015, the last reported sale price of our common shares on the NASDAQ Global Select Market and Toronto Stock Exchange was $7.82 per share and C$10.35 per share, respectively.

This offering is part of the financing for our proposed acquisition of Sunrise Holdings (Delaware), Inc. (“Sunrise Holdings”), the direct parent company of Sunrise Growers, Inc. (the “Sunrise Acquisition”). Upon consummation of the Sunrise Acquisition, Sunrise Holdings and its subsidiaries (collectively, “Sunrise”) will become our direct or indirect subsidiaries.

We intend to use the net proceeds from this offering, the net proceeds from senior secured debt financing of our subsidiary SunOpta Foods Inc. and borrowings under our North American credit facilities (as defined herein) to pay the cash purchase price for the Sunrise Acquisition, repay or refinance certain indebtedness of Sunrise, provide working capital to Sunrise and pay related transaction costs. The closing of the Sunrise Acquisition is not conditioned on the closing of this offering or any other financing, and this offering is not conditioned on the closing of the Sunrise Acquisition or any other financing. If we do not complete the Sunrise Acquisition, we intend to use the net proceeds from this offering for general corporate purposes, which may include announced or potential growth capital expenditures, future acquisitions and repayments of borrowings under our credit facilities. Accordingly, if you decide to purchase common shares in this offering, you should be willing to do so whether or not we consummate the Sunrise Acquisition. See “Use of Proceeds.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-26 of this prospectus supplement and on page 7 of the accompanying base prospectus and the other risk factors incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	Per Common Share	Total
Public Offering Price	$	$

Underwriting Discount	$	$

Proceeds to SunOpta Inc. (before expenses)	$	$

We have granted the underwriters an option to purchase, exercisable within 30 days from the date of this prospectus supplement, up to an additional             common shares at the public offering price, less the underwriting discount. If the underwriters exercise in full their option to purchase additional common shares, the gross proceeds to SunOpta Inc. (before expenses) would be $        .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus to which it relates. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about                    , 2015 through the book-entry facilities of the Canadian Depository for Securities Ltd. and The Depository Trust Company.

Joint Book-Running Managers

BMO Capital Markets	Citigroup
Rabo Securities

Co-Managers

Canaccord Genuity	CIBC	Scotiabank	Lake Street Capital Markets	D.A. Davidson & Co.

Imperial Capital	Octagon Capital Corporation			PI Financial Corp.

Prospectus Supplement dated                    , 2015.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. You should assume that the information appearing in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus is accurate only as of the date of those respective documents or as of the dates otherwise set forth therein. Our business, financial condition, results of operations and prospects may have changed since such dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common shares. The second part is the accompanying base prospectus, some of which may not apply to this offering of common shares. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31. Fiscal year 2015 is a 52-week period ending on January 2, 2016, with quarterly periods ending on April 4, July 4 and October 3, 2015. Fiscal year 2014 was a 53-week period ending on January 3, 2015, with quarterly periods ending on April 5, July 5 and October 4, 2014. Fiscal years 2013 and 2012 were 52-week periods ending on December 28, 2013 and December 29, 2012, respectively.

In this prospectus supplement, all currency amounts are stated in United States (“U.S.”) dollars (“$”), unless otherwise stated. Amounts expressed in Canadian dollars are preceded by the symbol “C$,” and amounts expressed in Euros are preceded by the symbol “€”. As of July 4, 2015, the closing rates of exchange for the U.S. dollar, expressed in Canadian dollars and Euros, were $1.00 = C$1.2560 and $1.00 = €0.9004, respectively. As of September 11, 2015, the rates of exchange for the U.S. dollar, expressed in Canadian dollars and Euros, were $1.00 = C$1.3254 and $1.00 = €0.8817, respectively. These rates are provided solely for convenience and do not necessarily reflect the rates at which United States and Canadian dollars or United States dollars and Euros could actually be exchanged on any given date or otherwise reflect the rates used in the preparation of our financial statements.

Any statement made in this prospectus supplement, the accompanying base prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying base prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any document filed subsequent to this prospectus supplement or the document containing that statement that is also incorporated by reference into this prospectus supplement or the accompanying base prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying base prospectus. Please read “Incorporation of Certain Documents by Reference” in this prospectus supplement.

This prospectus supplement contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part, and you may obtain copies of those documents as described below under the section entitled “Incorporation of Certain Documents by Reference.”

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

In making an investment decision, prospective investors must rely on their own examination of SunOpta, Sunrise, the Sunrise Acquisition and the other Transactions (as each such term is defined below) described herein and the terms of the offering and the other Transactions, including the merits and risks involved. Prospective investors should not construe anything in this prospectus supplement as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable laws and regulations.

The unaudited pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement reflects adjustments to the consolidated historical financial statements of SunOpta to give effect to the Transactions, including the Sunrise Acquisition. This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference.

CERTAIN DEFINITIONS

As used in this prospectus supplement, unless otherwise noted or the context otherwise requires:

•	“we,” “our,” “us” and “SunOpta” refer to SunOpta Inc. and its subsidiaries, taken together as a whole;

•	“North American credit facilities” refers to the secured revolving credit facilities provided under the Seventh Amended and Restated Credit Agreement, dated as of July 27, 2012, among SunOpta Inc. and SunOpta Foods Inc., as borrowers, certain affiliates of the borrowers, as obligors, Bank of Montreal, as agent, and the lenders and other financial institutions party thereto;

•	“Opta Minerals” refers to Opta Minerals Inc. and its subsidiaries, which produce, distribute and recycle industrial minerals, silica-free abrasives and specialty sands, of which we owned approximately 66% as of July 4, 2015;

•	“SunOpta Foods” refers to our core natural and organic food operations, made up of our Global Ingredients and Consumer Products reportable business segments, conducted through our consolidated subsidiaries (excluding Opta Minerals);

•	“Sunrise” refers to Sunrise Holdings and its subsidiaries;

•	“Sunrise Acquisition” refers to the acquisition of Sunrise described under “Summary—Sunrise Acquisition” and “Summary—The Transactions—Sunrise Acquisition”;

•	“Sunrise Holdings” refers to Sunrise Holdings (Delaware), Inc. and not any of its subsidiaries; and

•	“Transactions” collectively refers to (i) this offering and the use of net proceeds therefrom to fund a portion of the purchase price of the Sunrise Acquisition, (ii) the senior secured debt financing of our subsidiary SunOpta Foods Inc. and the use of net proceeds therefrom to fund a portion of the purchase price of the Sunrise Acquisition, (iii) borrowings of approximately $65.5 million under our North American credit facilities to fund a portion of the purchase price of the Sunrise Acquisition, (iv) the consummation of the Sunrise Acquisition and (v) the payment of our estimated related fees and expenses in connection with each of the foregoing.

NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP financial measures in this prospectus, including segment operating income, EBITDA, Adjusted EBITDA, SunOpta Foods EBITDA, SunOpta Foods Adjusted EBITDA and adjusted earnings with respect to SunOpta (each as defined under “Summary—Summary Financial Data—Non-GAAP Financial Measures”) and EBITDA and Adjusted EBITDA with respect to Sunrise (each as defined under “Summary—Summary Historical Financial Data of Sunrise”). We believe these non-GAAP financial measures provide information useful to investors in assessing our financial condition and results of operations in a way similar to our management.

However, these measures are not prescribed by accounting principles generally accepted in the United States of America (“U.S. GAAP”) and should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. Segment operating income, EBITDA, Adjusted EBITDA, SunOpta Foods EBITDA, SunOpta Foods Adjusted EBITDA and adjusted earnings have important limitations as analytical tools and should not be viewed in isolation. Segment operating income, EBITDA, Adjusted EBITDA, SunOpta Foods EBITDA, SunOpta Foods Adjusted EBITDA and adjusted earnings exclude some, but not all, items that affect net income, and these measures may be defined differently by other companies in our industry. See “Summary—Summary Financial Data—Non-GAAP Financial Measures” and “Summary—Summary Historical Financial Data of Sunrise” for definitions of non-GAAP financial measures used in this prospectus and reconciliations thereof to the most directly comparable U.S. GAAP measures.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which are based on our current expectations and assumptions and involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and are typically accompanied by words such as “anticipate,” “estimate,” “intend,” “project,” “potential,” “continue,” “believe,” “expect,” “could,” “would,” “should,” “might,” “plan,” “will,” “may,” “predict,” the negatives of such terms, and words and phrases of similar impact and include, but are not limited to references to Sunrise, the Sunrise Acquisition and the completion of the other Transactions, including, without limitation, the transaction value, expected closing dates and our ability to consummate the Sunrise Acquisition and the other Transactions as planned and described herein or at all; future financial and operating results, plans, objectives, expectations and intentions, and other statements that are not historical facts; possible operational consolidation; reduction of non-core assets and operations; business strategies, plant and production capacities, revenue generation potential, anticipated construction costs; competitive strengths; goals; capital expenditure plans; business and operational growth and expansion plans; anticipated operating margins and operating income targets; gains or losses associated with business transactions; cost reductions; rationalization and improved efficiency initiatives; proposed new product offerings; and references to the future growth of our and Sunrise’s respective businesses and global markets for our and Sunrise’s products. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are based on certain assumptions, expectations and analyses we make in light of our experience and our interpretation of current conditions, historical trends and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

Whether actual results and developments will agree with and meet our expectations and predictions is subject to many risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from our expectations and predictions. We believe these factors include, but are not limited to, the following:

•	our ability to complete the Sunrise Acquisition and to successfully integrate the operations of Sunrise into our business;

•	our additional capital needs and potential volatility in the capital markets, which may impact our ability to complete this offering and the senior secured debt financing of our subsidiary SunOpta Foods Inc. on favorable terms or at all, and therefore our ability to pay the purchase price payable in connection with the Sunrise Acquisition;

•	our ability to retain key management and employees of Sunrise;

•	our ability to renew our North American credit facilities when they become due on July 27, 2016;

•	restrictions in our credit agreements on how we may operate our business;

•	our ability to meet the covenants of our credit facilities or to obtain necessary waivers from our lenders;

•	the ability of Opta Minerals to continue to operate as a going concern and our ability to recover the carrying value of our investment in Opta Minerals;

•	that our European credit facilities are due on demand with no set maturity date;

•	that our customers may choose not to buy products from us;

•	loss of one or more key customers;

•	changes and difficulty in predicting consumer preferences for natural and organic food products;

•	the highly competitive industry in which we operate;

•	an interruption at one or more of our manufacturing facilities;

•	the loss of service of our key management;

•	labor shortages or increased labor costs;

•	the effective management of our supply chain;

•	volatility in the prices of raw materials and energy;

•	enactment of climate change laws;

•	unfavorable growing and operating conditions due to adverse weather conditions;

•	dilution in the value of our common shares through the exercise of stock options, participation in our employee stock purchase plan and issuance of additional securities;

•	impairment charges in goodwill or other intangible assets;

•	technological innovation by our competitors;

•	our ability to protect our intellectual property and proprietary rights;

•	substantial environmental regulation and policies to which we are subject;

•	significant food and health regulations to which SunOpta Foods and Sunrise are subject;

•	agricultural policies that influence our operations;

•	product liability suits, recalls and threatened market withdrawals that may be brought against us;

•	litigation and regulatory enforcement concerning marketing and labeling of food products;

•	our exposure to our international operations;

•	the performance of Sunrise following the closing of the Sunrise Acquisition;

•	that we do not currently intend to, and are restricted in our ability to, pay any cash dividends on our common shares in the foreseeable future;

•	fluctuations in exchange rates, interest rates and the prices of certain commodities;

•	our ability to effectively manage our growth and integrate acquired companies; and

•	the volatility of our operating results and share price.

Sunrise’s business and operations are subject to similar risks, uncertainties and factors as SunOpta Foods and as set forth above, as well as others of which we may currently be unaware.

All forward-looking statements made herein are qualified by these cautionary statements, and our actual results or the developments we anticipate may not be realized. We do not undertake any obligation to update our forward-looking statements after the date of this prospectus supplement for any reason, even if new information becomes available or other events occur in the future, except as may be required under applicable securities law. The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus, our Annual Report on

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Form 10-K for the fiscal year ended January 3, 2015 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015, which are incorporated herein by reference.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information presented or incorporated by reference in this prospectus are based on independent industry publications and reports, government and regulatory publications, filings, press releases and presentations by third parties, and other published independent sources. Some data is also based on our good-faith estimates. Although we believe these third-party sources (including data related to Sunrise) are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information.

TRADEMARKS AND SERVICE MARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing or incorporated by reference in this prospectus are the property of their respective owners. The trademarks we own or have the right to use include SunOptaTM. Solely for convenience, the trademarks, service marks and trade names referred to or incorporated by reference in this prospectus may appear without the ®, TM or SM symbols, but the absence of such references does not indicate the registration status of the trademarks, service marks and trade names and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks, service marks and trade names.

SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of this offering of common shares, you should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein, including the financial statements and the notes thereto. Please read “Where You Can Find More Information” on page S-96 of this prospectus supplement. Please also read “Risk Factors” beginning on page S-26 of this prospectus supplement, on page 7 of the accompanying base prospectus and in the documents incorporated by reference herein and therein for more information about important factors that you should consider before investing in our common shares.

Our Company

We are a leading vertically integrated global company focused on both sourcing non-genetically modified (“non-GMO”) and organic ingredients and manufacturing healthy food and beverage products. We operate an integrated “field-to-table” business model leveraging our global ingredient sourcing platform to process and market non-GMO and organic ingredients for retailers, food manufacturers and foodservice operators and manufacture packaged products focused on the high growth healthy beverages, healthy fruit and healthy snacks categories for our retail, foodservice and branded food customers. We believe we are a North American market leader in non-dairy organic aseptic beverages, premium refrigerated private label orange juice, individually quick frozen (“IQF”) organic fruit, healthy premium fruit snacks, and the global sourcing and supply of non-GMO and organic raw materials and ingredients. Our scalable global sourcing platform makes us one of the leading suppliers of non-GMO and organic raw materials and ingredients in the food industry, and provides us leading insights into emerging food and beverage trends. Our product portfolio is strategically aligned with the fast-growing consumer demand for high quality, healthy non-GMO and organic food and beverage products. U.S. retail sales for non-GMO and organic food products achieved 12.4% and 11.0% annual growth, respectively, in 2014 according to Packaged Facts and the Organic Trade Association.

Our vertically integrated business model makes us a preferred partner to our retail (e.g., grocery, mass, club, natural and specialty chains), foodservice and branded food customers. We deliver a diverse, innovative portfolio of high quality, food and beverage products supported by our global sourcing platform, scalable operating footprint, manufacturing expertise and commitment to innovation. This platform enables us to consistently supply our customers with a broad range of non-GMO and organic ingredients as well as high quality healthy food and beverage products that cater to the evolving demands of today’s consumers. As a leading supplier of non-GMO and organic ingredients to the food industry, we leverage our insights into emerging consumer tastes and preferences to develop innovative new food and beverage products.

Our Product Portfolio

Our diverse product portfolio utilizes non-GMO and organic raw materials and ingredients that are sourced primarily by our vertically integrated global ingredients platform, and consists of three main platforms:

•	Healthy Beverages. We offer a full line of aseptic beverages, including non-dairy beverages (e.g., soy, almond, coconut, rice and others), nutritional beverages, dairy beverages, broths and teas. We also offer refrigerated premium juices, shelf-stable juices and functional waters. We believe we are the leading North American provider of non-dairy organic aseptic beverages as well as premium refrigerated private label organic orange juice following our recent acquisition of Citrusource LLC.

•

Healthy Fruit. We offer IQF fruit for retail (e.g., strawberries, blueberries, blends and other berries and fruit), IQF and bulk frozen fruit for foodservice (e.g., purées, fruit cups and smoothies) and fruit ingredients. We believe we are currently a leading North American provider of private label organic

IQF fruit and, with the completion of the Sunrise Acquisition, we believe we will be the North American market leader in both non-GMO (“conventional”) and organic private label IQF fruit.

•	Healthy Snacks. We offer fruit snacks (including bars, twists, rope and bite-sized varieties), roasted snacks, nutritional bars, and re-sealable pouch products (e.g., baby food, puddings, sauces and other healthy snacks). We believe we are a leading North American provider of premium healthy fruit snacks, which was further strengthened with the recent acquisition of Niagara Natural described below.

Our global ingredients platform is focused on the procurement and sale of non-GMO and organic grains and seeds (including ancient grains and seeds), fruits, vegetables, sweeteners, coffees, nuts and other products in both raw material and ingredient forms. In addition to supplying our own healthy food and beverage product portfolio, we are a leading supplier of raw materials and processed ingredients to a number of global food manufacturers and foodservice operators. Our vertically integrated model allows us to leverage our scalable and diverse supply of high quality non-GMO and organic ingredients, adding value to a product at multiple stages of the supply chain and delivering comprehensive non-GMO and organic food ingredients and packaged goods solutions to our customers’ evolving demands. This model allows us to provide our global ingredients customers with high quality healthy food and beverage products.

Using our vertically integrated business model, we process non-GMO and organic food ingredients into consumer packaged products, primarily healthy beverages, healthy fruit and healthy snacks. Our food ingredients are converted from raw materials, and our raw materials are sourced from approximately 5,000 suppliers encompassing approximately 10,000 growers in over 65 countries. Our employees and assets, which include 23 processing and packaging facilities, are principally located in North America and Europe with smaller sourcing and processing operations in Africa and China. Our operations and capabilities provide the flexibility to modify our product portfolio to adapt to the changing consumer needs for non-GMO and organic food and beverage products.

Our commitment and proactive approach to new product development and innovation drives our ability to introduce new higher margin food and beverage products to the market. In June 2015, we expanded our research and development (“R&D”) platform by opening an advanced innovation center in Edina, Minnesota. This facility supports our dedicated team of food scientists, engineers and technicians, expands our product development capabilities, increases our speed to market and enables us to proactively engage customers in creating and developing new products. Our innovation platform supports our leadership position in non-GMO and organic food and strengthens our relationships with our retail, foodservice and contract manufacturing customers.

Recent Financial Results

Our business strategies have resulted in significant growth as we increased our revenue from $1,140.1 million in the year ended December 28, 2013 (“fiscal 2013”) to $1,242.6 million in the year ended January 3, 2015 (“fiscal 2014”). In fiscal 2014, we increased our revenue within our SunOpta Foods business by approximately 11.8% from fiscal 2013, excluding the impact of foreign exchange rates, commodity-related pricing, an additional week of sales in fiscal 2014, and other changes, including product rationalizations. Our earnings from our SunOpta Foods business increased from a loss of $8.5 million in fiscal 2013 to income of $13.1 million in fiscal 2014. Excluding the results of non-core and discontinued operations, an impairment loss on investment and other income primarily related to sales of assets in our sunflower operations and the settlement of acquisition-related contingencies, adjusted earnings were $26.4 million, or $0.39 per diluted common share, for fiscal 2014, as compared to adjusted earnings of $16.4 million, or $0.24 per diluted common share, for fiscal 2013.

In the first half of fiscal 2015, we reported revenue of $610.7 million compared to $650.0 million for the first half of 2014. During the first half of fiscal 2015, we increased our revenue within our SunOpta Foods business by approximately 3.2% from the first half of fiscal 2014, excluding the impact of foreign exchange rates, commodity-related pricing, an additional week of sales in the first half of fiscal 2014 and other changes, including product rationalizations and revenues from newly acquired businesses. Revenue growth slowed in the first half of fiscal 2015, primarily due to challenges facing our consumer products portfolio related to reduced volumes from a key non-dairy aseptic beverage customer who has lost market share, and timing of new customer and product opportunities that are expected to be realized in the second half of fiscal 2015 and into the first half of fiscal 2016. Our earnings from our SunOpta Foods business were $7.4 million for the first half of fiscal 2015 compared to $15.3 million for the first half of 2014. Excluding the results of non-core and discontinued operations, as well as severance and acquisition-related expenses, adjusted earnings for the first half of fiscal 2015 were $11.2 million, or $0.17 per diluted common share, as compared to adjusted earnings of $14.5 million, or $0.21 per diluted common share, for the first half of fiscal 2014. See “—Summary Financial Data—Non-GAAP Financial Measures” for a reconciliation of adjusted earnings to earnings (loss) reported in accordance with U.S. GAAP and for further explanation of the calculation of our revenue growth excluding the items described above.

Sunrise Acquisition

On July 30, 2015, we entered into an agreement to acquire Sunrise Holdings (Delaware), Inc., the direct parent of Sunrise Growers, Inc. Sunrise is the leading processor of conventional and organic IQF fruit in the United States, a category that grew 10.5% in the retail segment for the twelve months ended July 4, 2015, according to data provided by The Nielsen Company (“Nielsen”). Sunrise offers a full variety of frozen fruit products and packaging formats to retail private label and foodservice customers. Sunrise’s global sourcing network provides consistent year-round access to fruit, and we believe its highly scalable, strategically located operational footprint provides a low-cost operating position that will be accretive to our global platform. Sunrise is headquartered in California with approximately 300 full-time and over 2,000 seasonal employees and distributes its products from five manufacturing facilities in California, Kansas and Mexico. In fiscal 2014, Sunrise generated $256.8 million in revenue, reflecting strong double-digit growth from $164.1 million for the successor period from March 19, 2013 to December 31, 2013 and $33.2 million for the predecessor period from January 1, 2013 to March 18, 2013.

The completion of the Sunrise Acquisition will be transformative for our company as it provides us with a leading market position in conventional non-GMO and organic private label IQF fruit in the United States. Sunrise is expected to enhance our product mix, strengthen our revenue growth and Adjusted EBITDA margin profile, provide multiple synergy opportunities and leverage our strategic focus on integrated consumer food products. Key highlights of Sunrise include:

•	Leading processor of private label IQF fruit in the United States

•	Market leading position in high growth private label frozen fruit category

•	Strong financial profile, including robust Adjusted EBITDA margins and an attractive sales growth trajectory

•	Multi-year relationships with top retail and foodservice customers

•	Automated, strategically located processing facilities that help maintain a low-cost position

•	Loyal and long-term grower relationships

•	Diversified supply chain through strategic international sourcing initiatives

•	Experienced management team

Our Industry

We operate primarily in the $200 billion U.S. non-GMO (according to Packaged Facts) and $35.9 billion U.S. organic food markets (according to the Organic Trade Association), focusing on non-GMO and organic raw materials and processed ingredients and the healthy beverage, healthy fruit and healthy snack packaged goods categories. U.S. retail sales for non-GMO and organic food products achieved annual growth of 12.4% (according to Packaged Facts) and 11.0% (according to the Organic Trade Association), respectively, in 2014. We believe these trends will continue as consumers increasingly seek healthier, sustainable food driven by favorable demographic shifts including an aging population, increased buying power of millennials and more health-conscious consumers. According to a January 2015 Nielsen report, 80% of North American consumers stated they would pay a premium for food with some degree of health attributes, and, according to Packaged Facts, sales of non-GMO products are estimated to represent 30% of total U.S. food and beverage sales by 2017.

Our core consumer product platforms include healthy beverages, healthy fruit and healthy snacks. Within healthy beverages, we compete primarily in non-dairy aseptic beverages, refrigerated premium juices, shelf-stable juices and functional waters. Non-dairy beverage is a $1.4 billion market that increased 8.7% in the twelve months ended July 4, 2015, according to Nielsen data. The aseptic beverage category offers an array of benefits for food and beverage companies of various types by offering convenient and cost effective alternatives. We believe there are growth opportunities in the healthy beverage category driven by consumer demand for increased transparency with respect to healthier, convenient beverage products and the expansion into extended shelf-life products that reduces the need for refrigeration until the package is opened. We also participate in the refrigerated premium juice category, primarily in the Western region of the United States. This is a $3.1 billion retail market that grew at 0.1% in the twelve months ended July 4, 2015, according to Nielsen data. Within this category, the Western U.S. organic segment, though small, achieved 47.8% growth over the same period.

According to Nielsen data, healthy frozen IQF fruit represents a $1.1 billion U.S. retail market that grew 10.5% in the twelve months ended July 4, 2015. Within frozen fruit, conventional non-GMO and organic varieties account for 90.4% and 9.6% of category sales, respectively. Private label is the category leader with an estimated 64.4% retail dollar market share in the frozen fruit category. We believe frozen fruit will continue to represent one of the fastest growing categories in the frozen food aisle, underscored by its appeal to health-conscious consumers, due to lower household penetration than frozen vegetables and the increasing demand for use of frozen fruit in blended products such as fruit smoothies and as portable snacks.

Within our healthy snacks platform, we compete in fruit snacks, nutrition and protein bars, roasted snacks, and flexible, re-sealable pouches, including baby food pouches. According to Nielsen data, the fruit snacks and baby food pouch categories generated total U.S. retail sales of $991 million and $319 million, and exhibited annual growth rates of 0.8% and 12.5%, respectively, in the twelve months ended July 4, 2015 and May 9, 2015, respectively. Strong growth in the baby food pouch category has been driven by increased popularity of portable and lightweight packaging formats. The nutritional bar market generated U.S. retail sales of $2.0 billion in the twelve months ended January 17, 2015, and nuts and trail mix generated $5.8 billion in the twelve months ended September 27, 2014. These categories have benefitted from strong underlying growth, achieving annual growth rates of 10.4% and 4.9% for nutritional bars and nuts and trail mix, respectively, for the twelve month periods mentioned. In 2014, increased consumer demand for healthy snack products led to 30.9% more snacks becoming “Non-GMO Project Verified” and a 15.3% increase in the number of U.S. Department of Agriculture (“USDA”)-certified organic snack products in the market relative to 2013 (according to a non-profit retailer organization). We believe the organic and non-GMO trend will continue to influence the broader snacking category with more innovative products as consumers continue to seek better-for-you snack options. Focusing on snackers, 33% reported consuming healthier foods in 2014 than in the prior year, and 25% claimed to value snack products made with natural ingredients, according to an April 2015 Mintel Report. There is also increased demand for portability and on-the-go snacks, as 45% of snackers consume snacks as meal alternatives, according to a 2014 Nielsen survey. We believe there is a significant opportunity in the nutritious, portable, and easy-to-eat meal alternative market for healthy snacks.

Growth in the healthy beverage, healthy fruit and healthy snack industries is primarily being driven by evolving consumer taste, health considerations and shifting demographics. According to 2012 estimates from the Organic Trade Association, approximately 81% of U.S. families were reported to have purchased organic food. From a demographic perspective, the 2015 U.S. Census Bureau reports that millennials comprise greater than one quarter of the U.S. population, and, according to a 2012 report from the Boston Consulting Group, are twice as likely as non-millennials to care about organic food. According to a January 2015 Nielsen report, as the millennial demographic continues to demonstrate increased buying power, this is expected to contribute to future growth in the non-GMO and organic food market, especially for retailer brands. We believe that as non-GMO and organic products shift further into the mainstream, access to supply and innovation are critical to maintaining and increasing market share.

Unless otherwise indicated, the numerical growth and market size data provided in this section is derived from Nielsen.

Our Competitive Strengths

Leading Market Positions in High Growth Categories

We are a leader in non-GMO and organic food, with a focus on the high growth healthy beverages, healthy fruit and healthy snacks categories. We believe we hold leading market positions in multiple categories in North America, including non-dairy aseptic beverages, refrigerated premium private label organic juices and IQF organic fruit and we believe we are a market leader in healthy fruit snacks. These high growth product categories are aligned with growing consumer preferences for healthy, sustainable products and ingredients. As a result, we believe these product categories will continue to offer attractive growth opportunities relative to traditional food and beverage categories. We believe we are well positioned to capitalize on this growth and expand our market leadership positions based on our differentiated “field-to-table” integrated model that includes our global sourcing platform for non-GMO and organic inputs, our scalable operating platform with diverse product and packaging capabilities, and our commitment to and investment in new product innovation.

Vertically Integrated Global Platform

We believe we have achieved a preferred partner status with many of our retail, foodservice and branded food customers due to our vertically integrated capabilities. Our global sourcing platform provides a competitive advantage in raw material market dynamics. Our manufacturing footprint allows us to produce value-added ingredients to high-quality healthy food and beverage products. Our global sourcing and manufacturing footprint is strategically designed to process raw materials and ingredients in a cost-effective manner, and our consumer packaged products, are produced from a national manufacturing footprint in the United States.

Sourcing. We source from over 65 countries through a network of approximately 5,000 suppliers encompassing approximately 10,000 growers. Certainty and integrity of raw material supply is a primary consideration in the buying decisions of our customers. Non-GMO and organic products are no longer considered specialty niche products, as they now have national distribution and require the same sourcing certainty as conventional branded products, despite being in much shorter supply.

Innovation. We have a strong commitment to product development and innovation. We have consistently increased the utilization of our R&D capabilities by our customers, internally generating new product demand while deepening customer relationships. In June 2015, we opened an advanced innovation center in Edina, Minnesota with approximately 25 employees to engage customers in creating and developing new products to help meet consumer demand for healthier non-GMO and organic options.

Diverse, Long-standing Customer Relationships with Market Leaders

We have long-standing relationships with a diverse, global base of approximately 3,300 retail, foodservice, branded food and ingredient customers. We have served a number of our top 10 customers for over 10 years, and no customer accounted for greater than 10% of our sales in fiscal 2014. As a strategic partner, we seek to provide our retail customers with innovative private label solutions that create a differentiated value proposition for the consumer. In certain categories, including IQF frozen fruit, where a focused branded category leader is not a factor, our customers rely on us to provide category leadership and innovation to drive overall category growth. Our branded food customers entrust us with their brand equity and rely on us to deliver consistent, high-quality and innovative non-GMO and organic food products.

Strong Financial Performance

Through our recent infrastructure investment program, we have made significant investments in new facilities to drive margin enhancement as volumes grow. Since 2011, we have invested over $60 million in new facilities and production lines in Alexandria, Minnesota; Allentown, Pennsylvania; Modesto, California; and San Bernardino, California in the United States as well as investments in The Netherlands and Bulgaria, all to support our next phase of organic growth. Our revenue in our SunOpta Foods business in fiscal 2014 grew approximately 11.8% from fiscal 2013, excluding the impact of foreign exchange rates, commodity-related pricing, an additional week of sales in fiscal 2014 and other changes, including product rationalizations. Following the completion of the Sunrise Acquisition, we expect to improve our margin profile on a pro forma basis, with approximately $10 million in estimated run-rate cost synergies from the Sunrise Acquisition to be realized over the next three years, leading to a higher percentage of our pro forma Adjusted EBITDA being generated by our Consumer Products segment. Additionally, Sunrise’s seasonal working capital demands are complementary to our existing business, which we expect to enhance our ability to manage our working capital.

Proven and Experienced Management Team

We are led by a proven and experienced management team with experience managing large multi-category food platforms. Our management team averages over 10 years of relevant industry experience, providing a combination of industry perspectives and institutional expertise. The depth of our management team also distinguishes our experience and expertise relative to a number of our core private label competitors. Following the completion of the Sunrise Acquisition, the addition of the Sunrise management team will provide proven leadership and expertise, as they grew Sunrise into a category leader, both organically and through add-on acquisitions.

Our Business Strategies

Our goal is to be a global leader in non-GMO and organic food products, driven by innovation, continuous improvement and category expertise. We have a focused strategic blueprint that outlines a disciplined approach to growth guided by these core strategies.

Focus where we have, or can gain, a competitive advantage

•	Invest in capabilities for core food platforms of healthy beverages, healthy fruit and healthy snacks

•	Expand into adjacent food categories with complementary attributes

•	In the short to medium-term, rationalize non-core assets and business lines and redirect capital into core operations

Grow by delivering more value to our customers

•	Expand consumer products portfolio by leveraging our global sourcing platform and diverse production capabilities

•	Leverage commercial relationships to cross-sell products across our three main product platforms

•	Deliver comprehensive category solutions, including complete product offerings in organic and non-GMO varieties

•	Focus on proactive innovation and develop new proprietary products to maintain leadership positions and strengthen overall relationship with our core customers

Leverage our integrated food platform

•	Leverage significant infrastructure investments, our management team and our centralized back office to improve margins

•	Deploy integrated operating expertise to maximize safety and quality while minimizing delivery times and cost

•	Identify and execute continuous improvement and cost savings initiatives to drive profitability

Pursue strategic acquisitions that meet our disciplined criteria

•	Seek non-GMO and organic food businesses that drive sustainable well-being

•	Capitalize on opportunities that afford us the ability to leverage our integrated business model by “touching” a product more than once, meaning:

•	Continuing to build our packaged goods consumer products portfolio benefitting from our strength in organic and conventional raw material and ingredient sourcing

•	Identifying sourcing and ingredient opportunities that can supply our existing manufacturing capabilities or expand on our capabilities by allowing us to create new and innovative products and/or processes

•	Prioritize strong financial performance, focusing on cash, earnings per share accretion and improved operating margins

The Transactions

Sunrise Acquisition

On July 30, 2015, we entered into a purchase and sale agreement (the “PSA”) to acquire Sunrise, as described in “—Sunrise Acquisition” above. We agreed to purchase 100% of the issued and outstanding common shares of Sunrise Holdings in a transaction valued at approximately $443.8 million. The transaction includes a cash purchase price of $287.2 million, subject to certain adjustments, including for any pre-closing dividends or distributions between May 31, 2015 and the closing date, the repayment of indebtedness of Sunrise and payment of Sunrise’s acquisition-related transaction expenses.

We currently expect to close the Sunrise Acquisition during the fall of 2015, concurrently with the consummation of the applicable debt financing described below, subject to customary closing conditions. The Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for the Sunrise Acquisition. The transaction is not subject to approval by our shareholders and was unanimously approved by our board of directors.

We expect to report Sunrise’s assets and operations in our SunOpta Foods operations and in our Consumer Products reportable segment from the date we consummate the Sunrise Acquisition.

For additional information regarding Sunrise’s business, financial and operating results and the Sunrise Acquisition, see “—Summary Pro Forma Organizational Structure,” “—Summary Financial Data—Summary Historical Financial Data of Sunrise,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Sunrise” included herein, and Sunrise’s historical consolidated financial statements, and notes thereto, incorporated herein by reference to Exhibits 99.1, 99.2 and 99.3 of our Current Report on Form 8-K filed on September 15, 2015.

You should be aware that the Sunrise Acquisition may not be completed in the anticipated timeframe or on the anticipated terms (including the currently contemplated financings described below), or at all, and the anticipated benefits of the Sunrise Acquisition may not be realized. In addition, the closing of the Sunrise Acquisition is not conditioned on the closing of this offering, and this offering is not conditioned on, and is expected to be consummated before, the closing of the Sunrise Acquisition. Accordingly, if you decide to purchase common shares in this offering, you should be willing to do so whether or not we complete the Sunrise Acquisition.

Acquisition Financing Transactions

Upon completion of this offering and the application of the net proceeds therefrom to fund a portion of the purchase price of the Sunrise Acquisition, we expect that the remaining portion of the purchase price will be funded with the proceeds from the senior secured debt financing of our subsidiary SunOpta Foods Inc. described below and borrowings under our North American credit facilities. Prior to funding the Sunrise Acquisition, we may use the net proceeds of this offering to make short-term liquid investments. If we do not complete the Sunrise Acquisition, we intend to use the net proceeds from this offering for general corporate purposes, which may include announced or potential growth capital expenditures, future acquisitions and repayments of borrowings under our credit facilities. See “Use of Proceeds.”

SunOpta Foods Inc. Notes Offering

Following the completion of this offering, our subsidiary SunOpta Foods Inc. expects to offer, pursuant to a private offering memorandum, approximately $330.0 million aggregate principal amount of senior secured second lien notes due 2022 (the “Notes,” and the offering of the Notes, the “Notes Offering”). To the extent we consummate this offering of common shares and/or an offering of PIK toggle notes (as described below) for gross proceeds of more than $100.0 million, we expect the difference between such gross proceeds and $100.0 million will be subtracted from the expected aggregate principal amount of Notes to be offered in the Notes Offering.

The Notes are expected to be issued under and governed by an indenture by and among SunOpta Foods Inc., as issuer, SunOpta and all of SunOpta Foods Inc.’s subsidiaries that guarantee the North American credit facilities, as guarantors, and U.S. Bank, National Association, as trustee. The indenture is expected to contain customary terms, events of default and covenants for an issuer of senior secured, non-investment grade debt securities. The Notes will be senior secured second lien obligations of the issuer and the guarantors.

The Notes Offering will be made by a private offering memorandum and is not part of the offering to which this prospectus supplement relates. Consummation of the Notes Offering is dependent on market conditions and SunOpta Foods Inc.’s ability to issue the Notes on terms acceptable to us and to it. SunOpta Foods Inc. may not complete the Notes Offering in the anticipated timeframe, or at all. In addition, the closing of the Notes Offering will not be conditioned on the closing of this offering, and this offering is not conditioned on, and is expected to be consummated before, the closing of the Notes Offering. Accordingly, if you decide to purchase common shares in this offering, you should be willing to do so whether or not we complete the Notes Offering.

This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy the Notes in the Notes Offering. The Notes Offering has not been and will not be registered under the Securities Act, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Bridge Facilities

On July 30, 2015, we entered into a commitment letter with Bank of Montreal and BMO Capital Markets Corp. providing for committed bridge financing of up to $430.0 million in support of the Sunrise Acquisition, consisting of $290.0 million (or up to $330.0 million if necessary to fund a HoldCo Deficiency Amount, as described below) of second lien secured credit facilities of SunOpta Foods Inc. (“Opco Bridge”) and up to $140.0 million of unsecured senior subordinated credit facilities of SunOpta Inc. (“Holdco Bridge” and, together with Opco Bridge, the “Bridge Facilities”).

The commitment letter assumes that we will offer at least $290.0 million aggregate principal amount of Notes in the Notes Offering. However, the commitment letter provides that if we consummate this offering of common shares for gross proceeds of less than $140.0 million but at least $100.0 million, SunOpta Foods Inc. may offer additional Notes in the Notes Offering in an amount sufficient to fund the difference between the gross proceeds of this offering and $140.0 million (which we refer to in this prospectus as the “Holdco Deficiency Amount”). SunOpta Foods Inc. currently intends to fund the Holdco Deficiency Amount by offering additional Notes in the Notes Offering. However, if this offering yields gross proceeds of less than $100.0 million, we expect to issue and sell unsecured, senior subordinated pay-in-kind toggle notes (“PIK toggle notes”) in order to fund the difference between the gross proceeds from this offering and $100.0 million (and we may issue PIK toggle notes for gross proceeds of up to $140.0 million). The PIK toggle notes would generally allow us, at our option, to elect to add accrued interest to the principal of the PIK toggle notes or to pay the interest in cash, subject to an increased margin rate on any such interest paid in kind. However, to the extent this offering and/or any offering of PIK toggle notes together yield gross proceeds of less than $100.0 million, we expect to borrow the difference between such gross proceeds and $100.0 million (and would be permitted to borrow up to $140.0 million) under the Holdco Bridge.

To the extent that the Notes Offering yields gross proceeds of less than $290.0 million, SunOpta Foods Inc. expects to borrow the difference (plus any Holdco Deficiency Amount) under the Opco Bridge up to a maximum of $330.0 million.

If we undertake an offering of PIK toggle notes, that offering will be made by a private offering memorandum and will not be part of the offering to which this prospectus supplement relates. Consummation of any such offering of PIK toggle notes will be dependent on market conditions and our ability to issue PIK toggle notes on terms acceptable to us. We may not complete any such offering of PIK toggle notes in the anticipated time frame, or at all. In addition, the closing of any such offering will not be conditioned on the closing of this offering, and this offering is not conditioned on the closing of any such offering.

This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any PIK toggle notes. Any offering of PIK toggle notes will not be registered under the Securities Act, and any PIK toggle notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Waiver and Consent of Lenders

On July 30, 2015, we obtained the waiver and consent of Bank of Montreal, in its capacity as agent on behalf of the lenders in connection with our North American credit facilities, for, among other things, the Sunrise Acquisition, our repayment and, as applicable, assumption of the indebtedness of Sunrise, this offering, the Notes Offering, an offering of PIK toggle notes and our entry into the Holdco Bridge and Opco Bridge financings.

Other Recent Developments

Niagara Natural Acquisition

On August 11, 2015, we entered into an asset purchase agreement to acquire the assets of Niagara Natural Fruit Snack Company Inc. (“Niagara Natural”), a manufacturer of all-natural fruit snacks located in the Niagara Region of Ontario, for a total purchase price of approximately C$12.1 million (approximately $9.6 million, based on the rate of exchange as of July 4, 2015). The acquisition of Niagara Natural extends our market presence in fruit snacks and provides manufacturing operations in both eastern and western North America. The acquisition of Niagara Natural closed contemporaneously with the execution of the asset purchase agreement. We paid an initial cash purchase price of approximately C$8.3 million (approximately $6.7 million, based on the rate of exchange as of July 4, 2015). An additional C$75,000 (approximately $48,000, based on the rate of exchange as of July 4, 2015) will be payable upon resolution of a pending U.S. Customs Notice of Action. The remaining C$3.7 million (approximately $3.0 million, based on the rate of exchange as of July 4, 2015) of the purchase price is payable over a period of two years and is subject to adjustment based on certain performance targets.

Opta Minerals Waiver

Opta Minerals is a non-core, legacy holding that operates separately from our core SunOpta Foods business. In June 2014, the board of directors of Opta Minerals established a special committee of independent directors to conduct a review of strategic alternatives available for Opta Minerals.

Opta Minerals has a revolving term credit facility and non-revolving term credit facility pursuant to its credit agreement dated May 18, 2012, as amended from time to time, which are without recourse to SunOpta Inc. and its subsidiaries other than Opta Minerals. As of July 4, 2015, Opta Minerals was not in compliance with all of its financial covenants under its credit facilities. On August 11, 2015, Opta Minerals obtained a waiver in respect of the aforementioned covenant non-compliance from its lenders and an extension of the maturity date of the revolving term credit facility from August 14, 2015 to October 2, 2015, provided that Opta Minerals meets certain additional financial covenants. As of June 30, 2015, Opta Minerals had borrowings of $14.1 million outstanding under its revolving term credit facility and $30.7 million outstanding under its non-revolving term credit facility. The credit facilities of Opta Minerals are collateralized by a first priority security interest on substantially all of the assets of Opta Minerals.

Opta Minerals will require the continued support of its current financial lenders, and effective October 3, 2015, Opta Minerals will require another extension of its revolving credit facility and an additional waiver on future covenants, if breached, or an alternative source of financing. The factors noted above may cast significant doubt as to Opta Minerals’ ability to continue as a going concern. SunOpta Inc. has no obligation or plans to act as an alternative source of financing for Opta Minerals.

Opta Minerals’ ability to continue as a going concern could also have a significant impact on our ability to recover the carrying value of our investment in Opta Minerals, which amounted to approximately $25.0 million as of July 4, 2015.

On September 10, 2015, Opta Minerals announced that it had received notice indicating that the Toronto Stock Exchange would be reviewing the continued listing of Opta Minerals on the basis that the market value of its publicly held securities had been less than C$2.0 million for more than 30 consecutive trading days. The Toronto Stock Exchange is also reviewing the financial condition of Opta Minerals.

Summary Pro Forma Organizational Structure

The following simplified diagram depicts our organizational structure after giving effect to the Transactions. This diagram is provided for illustrative purposes only and does not show all legal entities or obligations of such entities.

(1)	SunOpta Foods Inc. and SunOpta Inc. are the borrowers under our North American credit facilities, which provide for secured revolving borrowings of up to C$10.0 million (or the equivalent U.S. dollar amount) and $165.0 million, as well as an additional $50.0 million in availability upon the exercise of an uncommitted accordion feature. As of July 4, 2015, there were $29.5 million of borrowings outstanding under our North American credit facilities. SunOpta Foods Inc. expects to offer $330.0 million of senior secured second lien notes and incur approximately $65.5 million of additional borrowings under the North American credit facilities in connection with the Sunrise Acquisition. See “—Summary—Acquisition Financing Transactions” and “Use of Proceeds.”
(2)	The Organic Corporation B.V. is guarantor and Tradin Organic Agriculture B.V., SunOpta Foods Europe B.V., Tradin Organics USA Inc. and Trabocca B.V. are borrowers under our European credit facilities, which provide for a total of €92.5 million in financing through four main facilities: (a) an €80.0 million revolving credit facility covering working capital needs, (b) a €5.0 million facility covering commodity hedging requirements, (c) a €5.0 million facility designated for letters of credit and (d) a €2.5 million pre-settlement facility covering currency hedging requirements. As of July 4, 2015, €71.6 million was borrowed under these facilities (approximately $79.5 million, based on the rate of exchange as of July 4, 2015).

Principal Executive Offices and Internet Address

Our corporate offices are located at 2838 Bovaird Drive West, Brampton, Ontario, Canada L7A 0H2, and our telephone number is (905) 455-1990. Our website is located at www.sunopta.com. The information on or accessible through our website is not part of this prospectus supplement, and you should rely only on information contained in or incorporated by reference herein and any free writing prospectus filed in connection with this offering when making an investment decision.

THE OFFERING

Common Shares Offered by Us	common shares (or common shares if the underwriters exercise in full their option to purchase additional common shares from us).

Common Shares Outstanding Before this Offering	68,663,892 common shares.

Common Shares Outstanding After this Offering	common shares (or common shares if the underwriters exercise in full their option to purchase additional common shares from us).

Use of Proceeds	We expect to receive net proceeds of approximately $94.0 million from this offering (or approximately $108.3 million if the underwriters exercise in full their option to purchase additional common shares from us), in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (based on an assumed offering price per share of $7.82, which was the last reported sale price on the NASDAQ Global Select Market on September 11, 2015). On September 11, 2015, the last reported sale price of our common shares on the Toronto Stock Exchange was C$10.35 per share.

We intend to use the net proceeds from this offering to fund a portion of the purchase price of the Sunrise Acquisition, including the repayment of certain indebtedness of Sunrise. Prior to funding the Sunrise Acquisition, we may use the net proceeds of this offering to make short-term liquid investments.

The closing of the Sunrise Acquisition is not conditioned on the closing of this offering, and this offering is not conditioned on, and is expected to be consummated before, the closing of the Sunrise Acquisition. If we do not complete the Sunrise Acquisition, we intend to use the net proceeds from this offering for general corporate purposes, which may include announced or potential growth capital expenditures, future acquisitions and repayment of borrowings under our credit facilities. See “Use of Proceeds” in this prospectus supplement.

Dividend Policy	We have never paid cash dividends on our common shares and do not currently intend to pay dividends in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements and financial condition, requirements of the financial agreements to which we are then a party and other factors considered relevant by our Board of Directors. Additionally, our existing credit facilities contain covenants limiting our ability to pay dividends to shareholders.

Offers in Canada	This offering is also being made in the Provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan in Canada by a separate prospectus supplement pursuant to applicable Canadian securities laws. See also “Underwriting (Conflicts of Interest).”

Tax Considerations	For a discussion of certain Canadian and United States federal income tax consequences that may be relevant to prospective shareholders, see “Tax Considerations” in this prospectus supplement.

NASDAQ Global Select Market Symbol	“STKL.”

Toronto Stock Exchange Symbol	“SOY.”

Risk Factors	Investing in our common shares involves risks. You should read the risk factors beginning on page S-26 of this prospectus supplement and on page 7 of the accompanying base prospectus and in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement and the accompanying base prospectus, to ensure you understand the risks associated with an investment in our common shares.

Conflicts of Interest	We intend to use a portion of the net proceeds from this offering to repay in full outstanding term loan and revolving borrowings under Sunrise’s credit facilities. An affiliate of BMO Nesbitt Burns Inc. is a lender under Sunrise’s credit facilities and will receive more than 5% of the net proceeds of this offering. As a result, BMO Nesbitt Burns Inc. is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“Rule 5121”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Because the common shares to be offered have a bona fide public market, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary. In accordance with Rule 5121, if an underwriter receives more than 5% of the net proceeds from this offering, it will not sell our common shares to a discretionary account without receiving the written approval from the account holder. See “Underwriting (Conflicts of Interest).”

SUMMARY FINANCIAL DATA

Summary Historical and Pro Forma Financial Data of SunOpta

The following table shows summary historical and pro forma consolidated financial and operating data for SunOpta for the periods and as of the dates presented. The following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes incorporated herein by reference. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report for the year ended January 3, 2015 and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015.

The summary historical consolidated financial information as of January 3, 2015 and December 28, 2013 and for each of the three years ended January 3, 2015 has been derived from, and should be read together with, the audited historical consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement. The summary historical consolidated financial information as of July 4, 2015 and for each of the two quarters ended July 4, 2015 and July 5, 2014 has been derived from, and should be read together with, the unaudited historical consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

The summary unaudited pro forma condensed combined financial information as of and for the two quarters ended July 4, 2015 and for the year ended January 3, 2015 has been derived by giving pro forma effect to the consummation of the Transactions as if they had occurred on December 29, 2013, in the case of the statement of operations data, and on July 4, 2015, in the case of the balance sheet data. See “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or our results of operations had the Transactions actually occurred on the given date, nor is such unaudited pro forma condensed combined financial information necessarily indicative of the operating results to be expected for any future period. A number of factors may affect our results. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

(in thousands of U.S. dollars, except per share amounts)	Pro Forma Two Quarters Ended		Two Quarters Ended		Pro Forma Year Ended January 3, 2015	Year Ended
	July 4, 2015	July 5, 2014	July 4, 2015	July 5, 2014		January 3, 2015	December 28, 2013	December 29, 2012
Consolidated Statements of Operations Data:
Revenues	$754,896	$775,363	$610,674	$649,954	$1,496,623	$1,242,600	$1,140,095	$1,043,543
SunOpta Foods(1)	695,765	705,575	551,543	580,166	1,356,768	1,102,745	998,660	916,892
Opta Minerals	59,131	69,788	59,131	69,788	139,855	139,855	141,435	126,651
Cost of goods sold	668,645	674,468	544,072	570,914	1,310,229	1,099,306	1,014,493	918,940

Gross profit	$86,251	$100,895	$66,602	$79,040	$186,394	$143,294	$125,602	$124,603
Selling, general and administrative expenses	55,216	57,887	46,126	47,876	113,117	94,609	84,762	77,708
Intangible asset amortization	6,126	6,011	2,326	2,211	11,854	4,254	4,709	4,900
Other expense (income), net	2,420	(4,948)	2,132	(1,004)	(1,197)	2,494	6,577	1,946
Goodwill impairment	—	—	—	—	10,975	10,975	3,552	—
Foreign exchange (gain) loss	(1,001)	223	(1,001)	223	(777)	(777)	(1,606)	(1,047)

Earnings from continuing operations before the following	$23,490	$41,722	$17,019	$29,734	$52,422	$31,739	$27,608	$41,096
Interest expense, net	19,620	18,760	4,916	4,158	36,646	7,764	7,860	9,333
Impairment loss on investment	—	—	—	—	8,441	8,441	21,495	—

Earnings (loss) from continuing operations before income taxes	$3,870	$22,962	$12,103	$25,576	$7,335	$15,534	$(1,747)	$31,763
Provision for income taxes	3,037	8,489	6,380	10,023	4,682	8,903	7,439	9,498

Earnings (loss) from continuing operations	$833	$14,473	$5,723	$15,553	$2,653	$6,631	$(9,186)	$22,265
Loss (earnings) attributable to non-controlling interests	$1,456	269	$1,694	$(269)	$4,764	$4,716	$490	$(1,543)

Earnings (loss) from continuing operations attributable to SunOpta Inc.	$2,289	$14,204	$7,417	$15,284	$7,417	$11,347	$(8,696)	$20,722

Earnings per share from continuing operations
—Basic	$0.03	$0.18	$0.11	$0.23	$0.09	$0.17	$(0.13)	$0.31
—Diluted	$0.03	$0.18	$0.11	$0.22	$0.09	$0.17	$(0.13)	$0.31
Consolidated Statements of Cash Flows:
Net cash flows (used in) provided by operating activities—continuing operations			$(16,630)	$20,848		$25,017	$32,580	$29,446
Net cash flows (used in) provided by operating activities—discontinued operations			(134)	(262)		(202)	(2,528)	1,531

			$(16,764)	$20,586		$24,815	$30,052	$30,977

Net cash flows used in investing activities—continuing operations			$(28,695)	$(8,305)		$(14,970)	$(30,920)	$(60,292)
Net cash flows provided by (used in) investing activities—discontinued operations			—	262		37,058	(2,081)	10,545

			$(28,695)	$(8,043)		$22,088	$(33,001)	$(49,747)

Net cash flows provided by (used in) financing activities—continuing operations			$39,880	$(14,343)		$(45,661)	$4,495	$23,167

(in thousands of U.S. dollars, except per share amounts)	Pro Forma Two Quarters Ended		Two Quarters Ended		Pro Forma Year Ended January 3, 2015	Year Ended
	July 4, 2015	July 5, 2014	July 4, 2015	July 5, 2014		January 3, 2015	December 28, 2013	December 29, 2012
Balance Sheet Data (as of period end):
Cash and cash equivalents	$4,675		$4,386			$9,938	$8,537
Total assets	$1,318,392		$699,923			$640,950	$705,935
Total debt	$558,814		$157,887			$131,265	$190,861
Non-controlling interests	$12,987		$10,801			$12,639	$17,308
Total equity	$449,705		$363,719			$353,328	$342,612

Other Financial Data:
Segment operating income(2)	$25,910	$36,774	$19,151	$28,370	$62,200	$45,208	$37,737	$43,042
EBITDA(2)	$42,916	$53,518	$30,113	$39,588	$95,435	$67,058	$58,267	$61,435
Adjusted EBITDA(2)	$46,025	$58,381	$32,352	$41,393	$104,451	$71,459	$61,522	$64,188
SunOpta Foods EBITDA(2)	$40,071	$47,829	$27,268	$33,899	$85,715	$57,338	$45,279	$45,642
SunOpta Foods Adjusted EBITDA(2)	$42,968	$52,441	$29,295	$35,453	$94,236	$61,244	$48,049	$47,895
Adjusted earnings(2)	$6,313	$10,780	$11,243	$14,464	$20,025	$26,442	$16,427	$17,686
Adjusted earnings per diluted share(2)	$0.08	$0.13	$0.17	$0.21	$0.25	$0.39	$0.24	$0.27

(1)	We reported revenue for SunOpta Foods in the year ended January 3, 2015 of $1,102.7 million compared to $998.7 million in the year ended December 28, 2013, resulting in an increase of $104.0 million, or 10.4%. Changes in foreign exchange rates caused a decline in fiscal 2014 revenue of approximately $0.2 million. Lower commodity-related pricing caused a decline in fiscal 2014 revenue of approximately $28.1 million. An additional week of sales in fiscal 2014 led to an increase in fiscal 2014 revenue of approximately $21.3 million. Product rationalizations and other changes caused a decrease in fiscal 2014 revenue of approximately $6.3 million. Excluding the impact of these items affecting revenue from the fiscal period indicated, revenue grew 11.8% in fiscal 2014 compared to fiscal 2013.

We reported revenue for SunOpta Foods in the two quarters ended July 4, 2015 of $551.5 million compared to $580.2 million in the two quarters ended July 5, 2014, a decrease of $28.7 million, or 4.9%. Changes in foreign exchange rates caused a decline in first half fiscal 2015 revenue of approximately $18.8 million. Lower commodity-related pricing caused a decline in first half fiscal 2015 revenue of approximately $5.1 million. An additional week of sales in fiscal 2014 led to an increase in revenue in the first half of 2014 of approximately $21.3 million. Product rationalizations and other changes caused a decrease in first half fiscal 2015 revenue of approximately $2.2 million. Excluding the impact of these items affecting revenue from the fiscal period indicated, revenue grew 3.2% in the first half of fiscal 2015 compared to the first half of fiscal 2014.

Our management believes that presenting revenue growth in this manner assists investors in comparing our revenue growth across reporting periods on a consistent basis by excluding items that are not indicative of our core performance.

(2)	See “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Our management uses a variety of financial and operating measures to analyze operating segment performance. To supplement our financial information presented in accordance with U.S. GAAP, our management uses additional measures that are known as “non-GAAP” financial measures in its evaluation of past performance and prospects for the future. These non-GAAP financial measures include segment operating income, EBITDA, Adjusted EBITDA, SunOpta Foods EBITDA, SunOpta Foods Adjusted EBITDA and adjusted earnings, and we believe they are important measures in assessing our operating results and profitability.

We believe that these non-GAAP financial measures assist investors in comparing our financial performance across reporting periods on a consistent basis by excluding items that are not indicative of our core operating performance. However, these non-GAAP financial measures should not be considered in isolation or as substitutes for performance measures calculated in accordance with U.S. GAAP. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies, limiting its usefulness as a comparative measure.

When reviewing the results of our operating segments, our management reviews segment operating income, EBITDA and Adjusted EBITDA to assess performance and allocate resources. Segment operating income excludes other income/expense items and goodwill impairment losses. In addition, interest expense, impairment loss on investment and provisions for income taxes are not allocated to the operating segments. We define “segment operating income” as “earnings (loss) from continuing operations before the following,” excluding the impact of other income/expense items and goodwill impairments. We define “EBITDA” as segment operating income plus depreciation and amortization and “Adjusted EBITDA” as EBITDA plus non-cash stock compensation expense. The following is a tabular presentation of segment operating income, EBITDA and Adjusted EBITDA, including a reconciliation to earnings (loss) from continuing operations, which we believe to be the most directly comparable U.S. GAAP financial measure:

	Pro Forma Two Quarters Ended		Two Quarters Ended		Pro Forma Year Ended January 3, 2015	Year Ended
(in thousands of U.S. dollars)	July 4, 2015	July 5, 2014	July 4, 2015	July 5, 2014		January 3, 2015	December 28, 2013	December 29, 2012
Earnings (loss) from continuing operations	$833	$14,473	$5,723	$15,553	$2,653	$6,631	$(9,186)	$22,265
Provision for income taxes	3,037	8,489	6,380	10,023	4,682	8,903	7,439	9,498
Impairment loss on investment	—	—	—	—	8,441	8,441	21,495	—
Interest expense, net	19,620	18,760	4,916	4,158	36,646	7,764	7,860	9,333

Earnings (loss) from continuing operations before the following	$23,490	$41,722	$17,019	$29,734	$52,422	$31,739	$27,608	$41,096
Other expense (income), net	2,420	(4,948)	2,132	(1,004)	(1,197)	2,494	6,577	1,946
Goodwill impairment	—	—	—	—	10,975	10,975	3,552	—

Total segment operating income	$25,910	$36,774	$19,151	$28,730	$62,200	$45,208	$37,737	$43,042
Depreciation and amortization	17,006	16,744	10,962	10,858	33,235	21,850	20,530	18,393

EBITDA	$42,916	$53,518	$30,113	$39,588	$95,435	$67,058	$58,267	$61,435
Stock compensation expense	2,631	2,147	2,239	1,805	5,093	4,401	3,255	2,753
Additional Sunrise Adjusted EBITDA items(1)	478	2,716	—	—	3,923	—	—	—

Adjusted EBITDA	$46,025	$58,381	$32,352	$41,393	$104,451	$71,459	$61,522	$64,188

(1)	Represent (a) an adjustment to add back the increase in Sunrise’s costs associated with acquired inventory recorded at fair value in connection with the application of purchase accounting in prior acquisitions, (b) an accrual for settlement of a legal matter, (c) sponsor management fees paid by Sunrise to its current owner and (d) certain consulting and professional fees. See footnote (1) to the table set forth under “—Summary Historical Financial Data of Sunrise.” Following the Sunrise Acquisition, we expect that any future expenses of the type specified in (b) through (d) would be recorded in “other expense (income), net” in our consolidated statements of operations.

When reviewing the operating results of our core SunOpta Foods business excluding results from our non-core Opta Minerals business, management uses SunOpta Foods EBITDA and SunOpta Foods Adjusted EBITDA. SunOpta Foods EBITDA and SunOpta Foods Adjusted EBITDA are presented solely to allow investors to more fully understand how we assess the financial performance of our SunOpta Foods business. SunOpta Foods EBITDA and SunOpta Foods Adjusted EBITDA are not, and should not be viewed as, substitutes for earnings prepared under U.S. GAAP.

We define “SunOpta Foods EBITDA” as EBITDA less EBITDA from Opta Minerals (calculated in accordance with our definition of EBITDA) and “SunOpta Foods Adjusted EBITDA” as Adjusted EBITDA less Adjusted EBITDA from Opta Minerals (calculated in accordance with our definition of Adjusted EBITDA). The following is a tabular reconciliation of SunOpta Foods EBITDA and SunOpta Foods Adjusted EBITDA to EBITDA and Adjusted EBITDA, respectively, for each of which we have provided a reconciliation to earnings (loss) from continuing operations above:

	Pro Forma Two Quarters Ended		Two Quarters Ended		Pro Forma Year Ended January 3, 2015	Year Ended
(in thousands of U.S. dollars)	July 4, 2015	July 5, 2014	July 4, 2015	July 5, 2014		January 3, 2015	December 28, 2013	December 29, 2012
EBITDA	$42,916	$53,518	$30,113	$39,588	$95,435	$67,058	$58,267	$61,435
Opta Minerals EBITDA(1)	2,845	5,689	2,845	5,689	9,720	9,720	12,988	15,793

SunOpta Foods EBITDA	$40,071	$47,829	$27,268	$33,899	$85,715	$57,338	$45,279	$45,642

Adjusted EBITDA	$46,025	$58,381	$32,352	$41,393	$104,451	$71,459	$61,522	$64,188
Opta Minerals Adjusted EBITDA(1)	3,057	5,940	3,057	5,940	10,215	10,215	13,473	16,293

SunOpta Foods Adjusted EBITDA	$42,968	$52,441	$29,295	$35,453	$94,236	$61,244	$48,049	$47,895

(1)	We define “Opta Minerals Adjusted EBITDA” as Opta Minerals EBITDA plus non-cash stock compensation expense. We define “Opta Minerals EBITDA” as Opta Minerals segment operating income plus depreciation and amortization. We define “Opta Minerals segment operating income” (as used in the table below) as “earnings (loss) from continuing operations before the following” of Opta Minerals plus other income/expense items and goodwill impairments. In addition, Opta Minerals segment operating income excludes provision for income taxes and interest expense and income amounts. The following is a tabular presentation of Opta Minerals segment operating income, Opta Minerals EBITDA and Opta Minerals Adjusted EBITDA, including a reconciliation to earnings (loss) from continuing operations of Opta Minerals, which we believe to be the most directly comparable U.S. GAAP financial measure:

Opta Minerals
	Pro Forma Two Quarters Ended		Two Quarters Ended		Pro Forma Year Ended January 3, 2015	Year Ended
(in thousands of U.S. dollars)	July 4, 2015	July 5, 2014	July 4, 2015	July 5, 2014		January 3, 2015	December 28, 2013	December 29, 2012
Earnings (loss) from continuing operations	$(5,005)	$99	$(5,005)	$99	$(12,812)	$(12,812)	$(603)	$5,457
Provision for income taxes	974	402	974	402	(3,146)	(3,146)	(984)	417
Interest expense, net	2,848	1,814	2,848	1,814	3,821	3,821	3,644	3,013

Earnings (loss) from continuing operations before the following	$(1,183)	$2,315	$(1,183)	$2,315	$(12,137)	$(12,137)	$2,057	$8,887
Other expense (income), net	1,391	281	1,391	281	4,673	4,673	1,122	1,175
Goodwill impairment	—	—	—	—	10,975	10,975	3,552	—

Opta Minerals segment operating income	$208	$2,596	$208	$2,596	$3,511	$3,511	$6,731	$10,062
Depreciation and amortization	2,637	3,093	2,637	3,093	6,209	6,209	6,257	5,731

Opta Minerals EBITDA	$2,845	$5,689	$2,845	$5,689	$9,720	$9,720	$12,988	$15,793
Stock compensation expense	212	251	212	251	495	495	485	500

Opta Minerals Adjusted EBITDA	$3,057	$5,940	$3,057	$5,940	$10,215	$10,215	$13,473	$16,293

When assessing our financial performance, management uses adjusted earnings and adjusted earnings per diluted share as an internal measure that excludes (1) loss (earnings) from discontinued operations and gain on sale of discontinued operations, (2) loss (earnings) from our non-core Opta Minerals business, (3) any impairment loss on investment and (4) other expense (income) items related to our core SunOpta Foods business. We believe that the identification of these items enhances an analysis of the financial performance of our SunOpta Foods business when comparing those operating results between periods, as we do not consider these items to be reflective of our strategic focus on investing in our SunOpta Foods business. The following table presents a reconciliation of adjusted earnings to earnings (loss) attributable to SunOpta Inc., which we consider to be the most directly comparable U.S. GAAP financial measure:

(in thousands of U.S. dollars, except per share amounts)	Pro Forma Two Quarters Ended		Two Quarters Ended		Pro Forma Year Ended January 3, 2015	Year Ended
	July 4, 2015	July 5, 2014	July 4, 2015	July 5, 2014		January 3, 2015	December 28, 2013	December 29, 2012
Earnings (loss) from continuing operations attributable to SunOpta Inc.	$2,289	$14,204	$7,417	$15,284	$7,417	$11,347	$(8,696)	$20,722
Adjusted for:
Loss (earnings) from non-core Opta Minerals business	3,333	(51)	3,333	(51)	7,948	7,948	300	(3,605)
Impairment loss on investment	—	—	—	—	8,441	8,441	21,495	—
Other expense (income)(1)	691	(3,373)	493	(769)	(3,781)	(1,294)	3,328	569

Adjusted earnings	$6,313	$10,780	$11,243	$14,464	$20,025	$26,442	$16,427	$17,686

Weighted-average number of diluted shares outstanding (in thousands)	80,835	80,846	68,047	68,058	81,159	68,371	67,832	66,611
Adjusted earnings per diluted share	$0.08	$0.13	$0.17	$0.21	$0.25	$0.39	$0.24	$0.27

(1)	Other expense (income) for the pro forma two quarters ended July 4, 2015 and the pro forma year ended January 3, 2015 is net of taxes of $338 and $(2,089), respectively. Other expense (income) for the two quarters ended July 4, 2015 and July 5, 2014 is net of taxes of $248 and $516, respectively. Other expense (income) for the years ended January 3, 2015, December 28, 2013 and December 29, 2012 is net of taxes of $(885), $2,200 and $202, respectively.

We believe that investors’ understanding of the financial performance of our core SunOpta Foods business is enhanced by disclosing the specific items that we exclude from earnings attributable to SunOpta Inc. to compute adjusted earnings. However, adjusted earnings and adjusted earnings per diluted share are not, and should not be viewed as, substitutes for earnings and earnings per share prepared under U.S. GAAP. Adjusted earnings and adjusted earnings per diluted share are presented solely to allow investors to more fully understand how we assess the financial performance of our SunOpta Foods business.

Summary Historical Financial Data of Sunrise

The following table shows summary historical consolidated financial and operating data for Sunrise for the periods and as of the dates presented. The following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements of Sunrise and the accompanying notes incorporated herein by reference. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

The summary historical consolidated financial information as of December 31, 2014 and 2013 and for the year ended December 31, 2014 (Successor) and the period from March 19, 2013 to December 31, 2013 (Successor), has been derived from, and should be read together with, Sunrise’s audited historical consolidated financial statements, and notes thereto, incorporated herein by reference to Exhibit 99.2 of our Current Report on Form 8-K filed on September 15, 2015. The summary historical consolidated financial information for the year ended December 31, 2012 (Predecessor) and the period from January 1, 2013 to March 18, 2013 (Predecessor) has been derived from, and should be read together with, Sunrise’s audited historical consolidated financial statements, and notes thereto, incorporated herein by reference to Exhibit 99.3 of our Current Report on Form 8-K filed on September 15, 2015. The summary historical consolidated financial information as of June 30, 2015 and for each of the six months ended June 30, 2015 and 2014 has been derived from, and should be read together with, Sunrise’s historical unaudited consolidated financial statements, and notes thereto, incorporated herein by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on September 15, 2015.

	Successor				Predecessor
(in thousands of U.S. dollars)	Six Months Ended June 30,		Year Ended December 31,	Period from March 19 to December 31,	Period from January 1 to March 18,	Year Ended December 31,
	2015	2014	2014	2013	2013	2012
Consolidated Statements of Operations Data:
Revenues:
Product, net	$139,297	$123,719	$249,358	$162,380	$32,858	$141,466
Service, net	4,553	1,740	4,199	1,498	224	1,923
Rental	1,427	1,637	3,202	—	—	—
Financing	66	19	71	222	107	341

Total revenues	145,343	127,115	256,830	164,100	33,189	143,730
Cost of revenues	125,419	104,985	213,180	135,716	25,265	113,911

Gross profit	19,924	22,130	43,650	28,384	7,924	29,819

Operating expenses:
Selling	1,850	1,862	3,669	3,121	576	3,443
General and administrative	10,198	11,236	21,013	17,491	2,523	10,279
Transaction and transition costs	215	658	912	8,545	6,445	410

Total operating expenses	12,263	13,756	25,594	29,157	9,544	14,132

Income (loss) from operations	7,661	8,374	18,056	(773)	(1,620)	15,687
Other expense (income), net	373	(4,602)	(4,603)	—	(1)	(15)
Interest expense, net	5,068	3,915	8,395	4,170	3,485	5,000

Income (loss) before income tax expense / benefit	2,220	9,061	14,264	(4,943)	(5,104)	10,702
Income tax (expense) benefit	(786)	(3,078)	(4,652)	330	1,286	(4,051)

Net income (loss) from continuing operations	$1,434	$5,983	$9,612	$(4,613)	$(3,818)	$6,651

Net (income) loss attributed to non-controlling interest	(238)	—	48	—	—	—
(Loss) income from discontinued operations, net	—	—	—	(233)	346	1,497

Net income (loss)	$1,196	$5,983	$9,660	$(4,846)	$(3,472)	$8,148

	Successor				Predecessor
(in thousands of U.S. dollars)	Six Months Ended June 30,		Year Ended December 31,	Period from March 19 to December 31,	Period from January 1 to March 18,	Year Ended December 31,
	2015	2014	2014	2013	2013	2012
Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(17,504)	$4,653	$(3,097)	$(3,953)	$11,016	$3,372
Net cash used in investing activities	(8,556)	(14,088)	(25,855)	(13,216)	(928)	(1,593)
Net cash provided by (used in) financing activities	25,988	1,298	18,490	26,793	(9,198)	(1,768)

Consolidated Balance Sheet Data (as of period end):
Cash	$289		$92	$10,553
Total assets	$303,593		$240,664	$205,702
Total debt	$164,737		$142,403	$81,041
Non-controlling interest	$2,186		$2,063	$—
Total stockholders’ equity	$51,736		$50,364	$78,286

Other Financial Data:
EBITDA(1)	$12,803	$13,930	$28,377	$14,464	$5,087	$17,468
Adjusted EBITDA(1)	$13,673	$16,988	$32,922	$23,020	$5,744	$18,921

(1)	To supplement the financial information about Sunrise presented in accordance with U.S. GAAP, our management has used EBITDA and Adjusted EBITDA, “non-GAAP” financial measures, in its evaluation of Sunrise’s past performance and prospects for the future and of the Sunrise Acquisition. We believe EBITDA and Adjusted EBITDA are important measures in assessing Sunrise’s operating results and profitability.

We believe that Sunrise’s EBITDA and Adjusted EBITDA assist investors in comparing its financial performance across periods on a consistent basis by excluding items that are not indicative of its core operating performance. However, Sunrise’s EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP.

Because not all companies use identical calculations, our presentation of Sunrise’s EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies, limiting its usefulness as a comparative measure.

We define Sunrise’s “EBITDA” as Sunrise’s net income (loss) from continuing operations plus (i) interest expense, net, (ii) income taxes, (iii) depreciation and amortization, (iv) other expense (income), net and (v) transaction and transition expenses (which are reclassified to other expense (income), net in the unaudited pro forma condensed combined financial information included in this prospectus supplement, as described in footnote (b) to the table below). We define Sunrise’s “Adjusted EBITDA” as Sunrise’s EBITDA plus non-cash stock compensation expense and other items identified in the table below that we do not believe are reflective of Sunrise’s core operations. The following is a tabular presentation of Sunrise’s Adjusted EBITDA, including a reconciliation to Sunrise’s net income (loss) from continuing operations, which we believe to be the most directly comparable U.S. GAAP financial measure:

	Successor				Predecessor
(in thousands of U.S. dollars)	Six Months Ended June 30,		Year Ended December 31,	Period from March 19 to December 31,	Period from January 1 to March 18,	Year Ended December 31,
	2015	2014	2014	2013	2013	2012
Net income (loss) from continuing operations	$1,434	$5,983	$9,612	$(4,613)	$(3,818)	$6,651
Interest expense, net	5,068	3,915	8,395	4,170	3,485	5,000
Income taxes	786	3,078	4,652	(330)	(1,286)	4,051
Depreciation and amortization	4,927	4,898	9,409	6,692	262	1,371
Other expense (income), net(a)	373	(4,602)	(4,603)	—	(1)	(15)
Transaction and transition costs(b)	215	658	912	8,545	6,445	410

EBITDA	$12,803	$13,930	$28,377	$14,464	$5,087	$17,468
Non-cash purchase accounting inventory step-up(c)	—	385	438	7,639	—	—
Stock compensation expense(d)	392	342	692	469	104	278
Accrual for legal settlement(e)	—	—	450	—	—	—
Management fees(f)	478	1,436	2,025	448	553	1,175
Consultant fees(g)	—	895	1,010	—	—	—

Adjusted EBITDA	$13,673	$16,988	$32,992	$23,020	$5,744	$18,921

(a)	Other income for the six months ended June 30, 2014 and the year ended December 31, 2014 primarily represents (i) an insurance recovery received in March 2014 for out-of-period events and (ii) a gain on bargain purchase recorded in connection with Sunrise’s acquisition of Pacific Ridge Farms, LLC (“Pacific Ridge”) in January 2014. For further information, see notes 1 and 6 to Sunrise’s audited consolidated financial statements for the year ended December 31, 2014 and the period from March 19, 2013 to December 31, 2013, incorporated herein by reference to Exhibit 99.2 of our Current Report on Form 8-K filed on September 15, 2015.

(b)	Represents transaction and transition costs, including legal, financial advisory and accounting costs, related to the acquisition of Sunrise by Paine & Partners, LLC (“Paine”) in March 2013 and Sunrise’s acquisitions of Packers Food Products, Inc. (“Packers”) in June 2013, Pacific Ridge in January 2014 and Opus Foods, Mexico S.A. de C.V. (“Opus”) in December 2014. Costs of this nature are reclassified to “other expense (income), net” within the unaudited pro forma condensed combined financial information included in “Unaudited Pro Forma Condensed Combined Financial Information” included in this prospectus, and these types of costs fall within SunOpta’s definition of EBITDA.

(c)	In connection with the acquisition of Sunrise by Paine and the acquisition of Pacific Ridge by Sunrise, Sunrise recorded acquired inventory at fair value in connection with the application of purchase accounting. As a result, Sunrise’s costs associated with that inventory increased from recorded levels. This adjustment adds back the increase in costs that resulted from this application of purchase accounting.

(d)	Represents adjustments for non-cash expenses related to stock compensation.

(e)	Represents an accrual for settlement of a legal matter that was included in general and administrative expenses for the year ended December 31, 2014.

(f)	Represents sponsor management fees paid to Paine (Successor) and Sun Capital Partners, Inc. (Predecessor) and advisory fees paid to Paine (Successor) in connection with the refinancing of Sunrise’s credit facilities and Sunrise’s acquisitions of Pacific Ridge and Opus.

(g)	Represents consulting and professional fees related to (i) a supply chain and market assessment study and (ii) analysis relating to earnings and profits, a special dividend payment and a potential acquisition that are included in general and administrative expenses.

RISK FACTORS

Investing in our common shares involves risks. Before making an investment in the common shares offered hereby, you should carefully consider the risk factors described below and included under the caption “Risk Factors” on page 7 of the accompanying base prospectus, as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended January 3, 2015 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015, together with all of the other information included in, or incorporated by reference into, this prospectus supplement and the accompanying base prospectus. Additional risks and uncertainties that we are not presently aware of or that we currently believe are immaterial may also adversely impact our business operations. If any of these risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of the common shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We operate in a highly competitive industry

We operate businesses in highly competitive product and geographic markets in the United States, Canada, Europe and various other international markets. SunOpta Foods competes with various U.S. and international commercial grain procurement marketers, major companies with food ingredient divisions, other food ingredient companies, trading companies, and consumer-packaged food companies that also engage in the development and sale of food ingredients and other food companies involved in natural and organic foods. These competitors may have financial resources and staff larger than ours and may be able to benefit from economies of scale, pricing advantages and greater resources to launch new products that compete with our offerings. We have little control over and cannot otherwise affect these competitive factors. If we are unable to effectively respond to these competitive factors or if the competition in any of our product markets results in price reductions or decreased demand for our products, our business, financial condition or results of operations may be materially and adversely affected.

Our customers generally are not obligated to continue purchasing products from us

Many of our customers buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers’ sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

Loss of a key customer could materially reduce revenues and earnings

Our relationships with our key customers are critical to the success of our business and our results of operations. After giving pro forma effect to the Transactions, one customer would have accounted for nearly 10% of revenues for the year ended January 3, 2015. The loss or cancellation of business with any of our larger customers could materially and adversely affect our business, financial condition or results of operations.

Consumer preferences for natural and organic food products are difficult to predict and may change

Approximately 89% of our fiscal 2014 revenues were derived from SunOpta Foods. Our success depends, in part, on our ability and our customers’ ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or products that utilize our integrated foods platform, or our failure to maintain our current market position, could reduce our sales and harm our business. Consumer trends change based on a number of possible factors, including nutritional values, a change in consumer preferences or general economic conditions. Additionally, there is a growing focus among some consumers to buy local food products in an attempt to reduce the carbon footprint associated with transporting food products from longer distances, which could result in a decrease in the demand for food products and ingredients that we import from other countries or transport from remote processing locations or growing regions. Further, failures by us or our competitors to deliver quality products could erode consumer trust in the organic certification of foods. These changes could lead to, among other things, reduced demand and price decreases, which could have a material and adverse effect on our business, financial condition or results of operations.

If we do not manage our supply chain effectively, our operating results may be adversely affected

Our supply chain is complex. We rely on suppliers for our raw materials and for the manufacturing, processing, packaging and distribution of many of our products. The inability of any of these suppliers to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to rise and our margins to fall. Many of our products are perishable and require timely processing and transportation to our customers. Many of our products can only be stored for a limited amount of time before they spoil and cannot be sold. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory that may reach its expiration date. If we are unable to manage our supply chain efficiently and ensure that our products are available to meet consumer demand, our operating costs could increase and our margins could fall, which could have a material and adverse effect on our business, financial condition or results of operations.

Volatility in the prices of raw materials and energy could increase our cost of sales and reduce our gross margins

Raw materials used by SunOpta Foods and Opta Minerals represent a significant portion of our cost of sales. Our cost to purchase services and materials, such as grains, fruits and other commodities, processing aids, industrial minerals and natural gas, can fluctuate depending on many factors, including weather patterns, economic and political conditions and pricing volatility. In addition, we must compete for limited supplies of these raw materials and services with competitors having greater resources than us. If our cost of materials and services increases due to any of the above factors, we may not be able to pass along the increased costs to our customers.

SunOpta Foods enters into a number of exchange-traded commodity futures and options contracts to partially hedge its exposure to price fluctuations on transactions to the extent considered practicable for minimizing risk from market price fluctuations. Futures contracts used for hedging purposes are purchased and sold through regulated commodity exchanges. Inventories, however, may not be completely hedged, due in part to our assessment of exposure from expected price fluctuations and an inability to hedge a number of raw materials.

Exchange purchase and sales contracts may expose us to risks that a counterparty to a transaction is unable to fulfill its contractual obligation. We may be unable to hedge 100% of the price risk of each transaction due to timing and availability of hedge contracts and third party credit risk. In addition, we have a risk of loss from hedge activity if a grower does not deliver the commodity as scheduled. We also monitor the prices of natural gas and from time to time lock in a percentage of our natural gas needs based on current prices and expected trends.

An increase in our cost of sales resulting from an increase in the price of raw materials and energy would have a material and adverse effect on our business, financial condition or results of operations.

There is doubt as to the ability of Opta Minerals to continue to operate as a going concern

Over the last several years, Opta Minerals has periodically breached certain financial covenants under its credit agreement with a syndicate of financial institutions, including as of June 30, 2015, which, if not cured or waived, would constitute an event of default under its credit agreement. Opta Minerals is highly leveraged relative to its current level of operations. On August 11, 2015, Opta Minerals obtained a waiver for the June 30, 2015 breach. In connection with this waiver, certain additional covenants were added from the date of the waiver through October 2, 2015. In conjunction with this waiver, Opta Minerals also extended the maturity of its revolving term credit facility from August 14, 2015 to October 2, 2015.

Opta Minerals’ ability to continue to operate as a going concern will require the continued support of its current lenders. Effective October 3, 2015, Opta Minerals will require another extension of its revolving credit facility or an alternative source of financing and, if breached, an additional waiver of future covenants. Opta Minerals may be unable to obtain an additional extension or alternative sources of financing. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Opta Minerals Inc. Going Concern Uncertainty” and notes 1 and 6 to the interim consolidated financial statements contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015.

Opta Minerals may not receive the continued support of its lenders, and alternative sources of funding may not be available on terms favorable to Opta Minerals or at all. Accordingly, there is doubt as to Opta Minerals’ ability to continue to operate as a going concern, which could, among other things, hinder Opta Minerals’ ability to execute its business plan and could adversely affect its ability to do business with customers and suppliers. In addition, the uncertainty as to Opta Minerals’ ability to continue to operate as a going concern could have a significant impact on our ability to recover the carrying value of our investment in Opta Minerals, which amounted to approximately $25.0 million as of July 4, 2015.

The value of our ownership position in Opta Minerals is dependent on the ability of Opta Minerals’ management to enhance shareholder value within Opta Minerals

We have identified our investment in Opta Minerals as a non-core holding. The value of our ownership position in Opta Minerals is dependent on the ability of Opta Minerals’ management to enhance shareholder value within Opta Minerals by executing on growth opportunities that may be identified and pursued, including the effective integration of acquisitions, if any, in order to capitalize on synergy opportunities. Our ability to realize the value of our investment in Opta Minerals is dependent on our ability to identify and act on strategic alternatives, including a possible sale of Opta Minerals or our majority ownership interest in Opta Minerals in the future. However, available strategic alternatives, if any, will depend on market conditions from time to time, and there can be no assurance that any viable strategic alternatives will be identified or pursued.

We may require additional capital to maintain current growth rates, which may not be available on favorable terms or at all

We have grown via a combination of internal growth and acquisitions requiring available financial resources. Our ability to raise capital, through equity or debt financing, is directly related to our ability to both continue to grow and improve returns from our operations. Debt or equity financing may not be available to us on favorable terms or at all. In addition to this offering, any future equity financing would dilute our current shareholders and may result in a decrease in our share price if we are unable to realize returns equal to or above our current rate of return. We will not be able to maintain our growth rate and acquire complementary businesses within the natural and organic food industries without continued access to capital resources.

Adverse weather conditions and natural disasters could impose costs on our business

Our various food products, from seeds and grains to ingredients, fruits, vegetables and other inputs, are vulnerable to adverse weather conditions and natural disasters, including windstorms, hurricanes, floods, droughts, fires, temperature extremes and earthquakes, some of which are common but difficult to predict, as well as crop disease and infestation. Severe weather conditions may occur with higher frequency or may be less predictable in the future due to the effects of climate change. Unfavorable growing conditions could reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. Adverse weather conditions or natural disasters may adversely affect our supply of one or more food products or prevent or impair our ability to ship products as planned. These factors can increase costs, decrease our sales volumes and revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial condition and results of operations.

An interruption at one or more of our manufacturing facilities could negatively affect our business, and our business continuity plan may prove inadequate

We own or lease, manage and operate a number of manufacturing, processing, packaging, storage and office facilities. We could be rendered unable to accept and fulfill customer orders as a result of disasters, epidemics, business interruptions or other similar events. Some of our inventory and manufacturing facilities are located in areas that are susceptible to harsh weather, and the production of certain of our products is concentrated in a few geographic areas. In addition, we store chemicals used in the equipment for quick freezing of fruit, and our storage of chemicals will increase following the Sunrise Acquisition, which could lead to risk of leaks, explosions or other events. Although we have a business continuity plan, we cannot provide assurance that our business continuity plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue. Our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a natural disaster, or other catastrophic event were to destroy any part of any of our facilities or interrupt our operations for any extended period of time, or if harsh weather or epidemics prevent us from delivering products in a timely manner, our business, financial condition and results of operations could be materially and adversely affected. In addition, if we fail to maintain our labor force at one or more of our facilities, we could experience delays in production or delivery of our products, which could also have a material adverse effect on our business, financial condition and results of operations.

If we lose the services of our key management, our business could suffer

Our prospects depend to a significant extent on the continued service of our key executives, and our continued growth depends on our ability to identify, recruit and retain key management personnel. We are also dependent on our ability to continue to attract, retain and motivate our personnel. We do not typically carry key person life insurance on our executive officers. If we lose the services of our key management or fail to identify, recruit and retain key personnel, our business, financial condition or results of operations may be materially and adversely impacted.

If we face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a significant component of the cost of operating our business. Our ability to meet our labor needs while controlling labor costs is subject to external factors, such as employment levels, prevailing wage rates, minimum wage legislation, changing demographics, health and other insurance costs and governmental labor and employment requirements. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, while increasing our wages could cause our earnings to decrease. If we face labor shortages or increased labor costs because of increased competition for employees from our competitors and other industries, higher employee-turnover rates, unionization of farm workers or increases in the federal- or state-mandated minimum wage, change in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our operating expenses could increase and our business, financial condition and results of operations could be materially and adversely affected.

Climate change laws could have an impact on our financial condition and results of operations

Legislative and regulatory authorities in the United States, Canada and internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute our products, we and our suppliers, use fuels, electricity and various other inputs that result in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations, as well as those of our suppliers, who would likely pass all or a portion of their costs along to us. We may not be able to pass any resulting cost increases along to our customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change laws by the United States, Canada or any other international jurisdiction where we conduct business could materially and adversely affect our business, financial condition and results of operations.

Impairment charges in goodwill or other intangible assets could adversely impact our financial condition and results of operations

As a result of our acquisitions, a portion of our total assets is comprised of intangible assets and goodwill. We are required to perform impairment tests of our goodwill and other intangible assets annually, or at any time when events occur that could affect the value of our intangible assets and/or goodwill. We have previously recorded impairment charges to our consolidated statements of operations. In accordance with applicable acquisition accounting rules, we expect to record a significant increase in goodwill in connection with the Sunrise Acquisition in the amount of the excess of the purchase price over the net fair value of Sunrise’s tangible and intangible assets and liabilities as of the closing date of the Sunrise Acquisition. If the financial performance of Sunrise is not as strong as we anticipate, we could be required to record significant impairments in that goodwill. We expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets and goodwill. A determination that impairment has occurred would require us to write off the impaired portion of our goodwill or other intangible assets, resulting in a charge to our earnings. Such a write-off could materially and adversely impact our business, financial condition and results of operations.

Technological innovation by our competitors could make our food products less competitive

Our competitors include major food ingredient and consumer-packaged food companies that also engage in the development and sale of food and food ingredients. Many of these companies are engaged in the development of food ingredients and other packaged food products and frequently introduce new products into the market. Existing products or products under development by our competitors could prove to be more effective or less costly than our products.

We rely on protection of our intellectual property and proprietary rights

The success of SunOpta Foods depends in part on our ability to protect our intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. Our policy is to protect our technology by, among other things, filing patent applications for technology relating to the development of our business in the United States and in selected foreign jurisdictions.

Our trademarks and brand names are registered in the United States, Canada and other jurisdictions. We intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We also rely on trade secrets and proprietary know-how and confidentiality agreements to protect certain of the technologies and processes used by SunOpta Foods.

The failure of any patents, trademarks, trade secrets or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could result in lower sales or gross margins.

We are subject to substantial environmental regulation and policies

We are, and expect to continue to be, subject to substantial federal, state, provincial and local environmental regulation. Some of the key environmental regulations to which we are subject include air quality regulations of the United States Environmental Protection Agency (“EPA”) and certain city/state/provincial air pollution control groups, waste treatment/disposal regulations, including but not limited to specific regulations of the Ontario Ministry of Environment and Energy and the Commonwealth of Virginia, Department of Environmental Quality, sewer regulations under agreements with local city sewer districts, regulations governing hazardous substances, storm water regulations and bioterrorism regulations. For a more detailed summary of the environmental regulations and policies to which we are subject, see “Item 1. Business—Regulation—SunOpta Foods” and “Item 1. Business—Regulation—Opta Minerals” in our Annual Report on Form 10-K for the fiscal year ended January 3, 2015 incorporated herein by reference. Our business also requires that we have certain permits from various state, provincial and local authorities related to air quality, storm water discharge, solid waste, land spreading and hazardous waste.

In the event that our safety procedures for handling and disposing of potentially hazardous materials in certain of our businesses were to fail, we could be held liable for any damages that result, and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.

The foregoing environmental regulations, as well as others common to the industries in which we participate, can present delays and costs that can adversely affect business development and growth. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any changes to current regulations may impact the development, manufacturing and marketing of our products, and may have a negative impact on our future results.

SunOpta Foods is subject to significant food and health regulations

SunOpta Foods is affected by a wide range of governmental regulations in Canada, the United States, and several countries in Europe, among others. These laws and regulations are implemented at the national level (including, among others, federal laws and regulation in Canada and the United States) and by local subdivisions (including, among others, state laws in the United States and provincial laws in Canada). We are also subject to regulations of the European Union (“EU”) and the regulatory authority of regulatory agencies in several different countries. Examples of regulatory agencies influencing our operations include: the USDA, the U.S. Food and Drug Administration (the “FDA”), the U.S. Department of Homeland Security, the EPA, the Canadian Food Inspection Agency, and Skal Biocontrole (a Netherlands organization that certifies organic production meeting the requirements of EU regulations), among others.

Examples of laws and regulations that affect SunOpta Foods include laws and regulations applicable to:

•	the use of seed, fertilizer and pesticides;

•	the purchasing, harvesting, transportation and warehousing of seeds, grain and other products;

•	the processing and sale of food, including wholesale operations; and

•	the product labeling and marketing of food and food products, food safety and food defense.

These laws and regulations affect various aspects of our business. For example, as described in more detail under “Item 1. Business—Regulation—SunOpta Foods” in our Annual Report on Form 10-K for the fiscal year ended January 3, 2015 incorporated herein by reference, certain food ingredient products manufactured by SunOpta Foods are regulated under the 1958 Food Additive Amendments of the Federal Food, Drug and Cosmetic Act (“FDCA”), as administered by the FDA. Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally regarded as safe (“GRAS”), under the conditions of its intended use by qualified experts in food safety. We believe that most food ingredients for which we have commercial rights are GRAS. However, this status cannot be determined until actual formulations and uses are finalized. As a result, we may be adversely impacted if the FDA determines that our food ingredient products do not meet the criteria for GRAS.

In addition, certain USDA regulations set forth the minimum standards producers must meet in order to have their products labeled as “certified organic,” and we currently manufacture a number of organic products that are covered by these regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. We could lose our “organic” certification if a facility becomes contaminated with non-organic materials or if we do not use raw materials that are certified organic. The loss of our “organic” certifications could materially and adversely affect our business, financial condition or results of operations.

Our SunOpta Foods business is subject to the Perishable Agricultural Commodities Act (“PACA”). PACA regulates fair trade standards in the fresh produce industry and governs our purchases of fresh produce and sales of frozen produce. We source fresh produce under licenses issued by the U.S. Department of Agriculture, as required by PACA. Our failure to comply with the PACA requirements could, among other things, result in civil penalties, suspension or revocation of our licenses to sell produce and in certain cases, criminal prosecution, which could have a material and adverse effect on our business, financial condition or results of operations.

Changes in any government laws and regulations applicable to our operations could increase our compliance costs, negatively affect our ability to sell certain products or otherwise adversely affect our results of operations. In addition, while we believe SunOpta Foods is in material compliance with all laws and regulations applicable to our operations, we cannot assure you that we have been, or will at all times be, in compliance with all food production and health requirements, or that we will not incur material costs or liabilities in connection with these requirements. Our failure to comply with any laws, regulations or policies applicable to our business could result in fines, lawsuits, enforcement actions, penalties or loss in the ability to sell certain products, any of which could materially and adversely affect our business, financial condition or results of operations.

Our operations are influenced by agricultural policies

SunOpta Foods is affected by governmental agricultural policies such as price supports and acreage set aside programs and these types of policies may affect our business. The production levels, markets and prices of the grains and other raw products that we use in our business are materially affected by government programs, which include acreage control and price support programs of the USDA. Revisions in these and other comparable programs, in the United States and elsewhere, could have a material and adverse effect on our business, financial condition or results of our operations.

Product liability suits, recalls and threatened market withdrawals, could have a material adverse effect on our business

Fresh and frozen fruits are susceptible to harmful bacteria, and the sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties, faulty packaging materials, product contamination, or spoilage. Under certain circumstances, we or our customers may be required to recall or withdraw products, which may lead to a material and adverse effect on our business, financial condition or result of operations. Our customers may also voluntarily recall or withdraw a product we manufactured or packaged, even without consulting us, which could increase our potential liability, costs or and result in lost sales. A product recall or withdrawal could result in significant losses due to the costs of the recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. In addition, we could be forced to temporarily close some production facilities. Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. If a product recall or withdrawal were to lead to a decline in sales of a similar or related product sold by a customer or other third party, that party could also initiate litigation against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image.

For example, in November 2013, one of our customers initiated a voluntary recall of certain products manufactured by one of our wholly-owned subsidiaries, stating that it initiated the recall in response to consumer complaints of bloated packaging and premature spoilage of certain products, which it alleges resulted from a post-processing issue at our subsidiary’s Allentown facility. Although we dispute the allegations, we are involved in litigation regarding these claims and have incurred related costs. See “Part II, Item 1. Legal Proceedings” in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015, which is incorporated by reference in this prospectus.

Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material and adverse effect on our business, financial condition or results of operations.

Food safety concerns and instances of food-borne illnesses caused by third parties could harm our business

Our internal processes and training may not be fully effective in preventing contamination of food products that could lead to food-borne illnesses. We rely on third-party suppliers and distributors, which increases the risk that food-borne illness incidents (such as e. coli, salmonella or listeria) could occur outside of our control and at multiple locations. If consumers lose confidence in the safety and quality of our products or organic products generally, even in the absence of a recall or a product liability case, our business, financial condition or results of operations could be materially and adversely affected. Instances of food-borne illnesses, whether real or perceived, and whether or not traceable to our operations or a result of our actions or omissions, could cause negative publicity about us or the products we serve, which could adversely affect sales. Food safety concerns and instances of food-borne illnesses and injuries caused by contaminated products sold by third parties could adversely affect the price and availability of fruits and vegetables and cause customers to shift their preferences, even if no food-borne illnesses or injuries are traced to our products. As a result, our costs may increase and our sales may decline. Loss of customers as a result of these health concerns or negative publicity could harm our business.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the Federal Trade Commission (“FTC”) and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices, and breach of state consumer protection statutes (such as Proposition 65 in California). FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace, and impose fines and penalties. Even when not merited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations.

Fluctuations in exchange rates, interest rates and commodity prices could adversely affect our business, financial condition, results of operations or liquidity

We are exposed to foreign exchange rate fluctuations as our non-U.S.-based operations are translated into U.S. dollars for financial reporting purposes. We are exposed to changes in interest rates as a significant portion of our debt bears interest at variable rates. We are exposed to price fluctuations on a number of commodities as we hold inventory and enter into transactions to buy and sell products in a number of markets. Additional qualitative and quantitative disclosures about these risks can be found in “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” of our Annual Report on Form 10-K for the fiscal year ended January 3, 2015 incorporated by reference herein. As a result of these exposures, fluctuations in exchange rates, interest rates and certain commodities could adversely affect our business, financial condition, results of operations or liquidity.

We may not be able to effectively manage our growth and integrate acquired companies

From time to time we may pursue acquisition opportunities that are consistent with our overall growth strategy. Our ability to effectively integrate acquisitions, including our ability to realize potentially available marketing opportunities and cost savings in a timely and efficient manner will have a direct impact on our future results. We may encounter problems in connection with the integration of any new businesses, such as challenges relating to the following:

•	integration of an acquired company’s products into our product mix;

•	the amount of cost savings that may be realized as a result of our integration of an acquired product or business;

•	unanticipated quality and production issues with acquired products;

•	adverse effects on business relationships with suppliers and customers;

•	diversion of management attention;

•	integrating acquired operations that have management teams and company cultures that differ from our own;

•	difficulty with personnel and loss of key employees;

•	implementation of an integrated enterprise-wide accounting and information system and consolidation of back office accounting;

•	compatibility of financial control and information systems;

•	exchange rate risk with respect to acquisitions outside the U.S.;

•	potential for patent and trademark claims or other litigation against or involving the acquired company;

•	integration of businesses that operate in new geographic areas, including difficulties in identifying and gaining access to customers in new markets; and

•	in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences.

If we experience any of these problems in the integration of new acquisitions, they could have a material and adverse effect on our business, financial condition or results of operations.

Our international operations expose us to additional risks

We source our products from numerous suppliers and growers from around the world. Outside of North America, we have processing and packaging facilities in Europe, Africa and Asia. Approximately 20% of our

customer base is outside of the United States and Canada. Our international operations and customers expose us to certain risks inherent in doing business abroad, including:

•	exposure to local economic conditions, expropriation and nationalization, foreign exchange rate fluctuations and currency controls;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	investment restrictions or requirements;

•	export and import restrictions;

•	compliance with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act;

•	compliance with export controls and economic sanctions laws;

•	increases in working capital requirements related to long supply chains; and

•	disruptions in our supply chain from unforeseen events, such as natural disasters, terrorism and political and civil unrest.

For example, through the Sunrise Acquisition, we expect to acquire significant operations in Mexico, including a facility in the State of Michoacán, near areas where there have been incidents of unrest. The Sunrise Acquisition may heighten the risks of our international operations described above.

As we continue to expand our business globally, including through the Sunrise Acquisition, we may have difficulty anticipating and effectively managing these and other risks that our international operations may face, which may adversely impact our business, financial condition and results of operations. In addition, any acquisition of businesses with operations outside of North America may exacerbate this risk.

A substantial portion of our assets and certain of our executive officers and directors are located outside of the United States; it may be difficult to effect service of process and enforce legal judgments upon us and certain of our executive officers and directors

A substantial portion of our assets and certain of our executive officers and directors are located outside of the United States. As a result, it may be difficult to effect service of process within the United States and enforce judgment of a U.S. court obtained against us or our executive officers and directors. Particularly, our stockholders may not be able to:

•	effect service of process within the United States on us or certain of our executive officers and directors;

•	enforce judgments obtained in U.S. courts against us or certain of our executive officers and directors based upon the civil liability provisions of the U.S. federal securities laws;

•	enforce, in a court outside of the United States, judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; or

•	bring an original action in a court outside of the United States to enforce liabilities against us or any of our executive officers and directors based upon the U.S. federal securities laws.

Risks Related to Our Indebtedness

Our business may be materially and adversely affected if we are unable to renew our North American credit facilities when they become due on July 27, 2016

Our North American credit facilities mature on July 27, 2016. We may not be able to renew these facilities to the same level or size, or on terms as favorable as in previous years. A reduced facility may impact our ability to finance our business, requiring us to scale back our operations and our use of working capital. Alternatively, obtaining credit on less favorable terms would have a direct impact on our profitability and operating flexibility.

Our credit agreements restrict how we may operate our business, and our business may be materially and adversely affected if these restrictions prevent us from implementing our business plan

We have a number of credit agreements providing for various credit facilities including a primary facility with a syndicate of lenders. Our credit agreements contain covenants that limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create other liens, to complete a merger, amalgamation or consolidation, to make certain distributions or make certain payments, investments and guarantees and to sell or otherwise dispose of certain assets. These restrictions may hinder our ability to execute on our growth strategy or prevent us from implementing parts of our business plan.

Our business could be materially and adversely affected if we are unable to meet the covenants of our credit facilities

We are currently in compliance with the financial covenants under our North American and European credit facilities. Our ability to comply with these financial covenants in the future will depend on the success of our businesses, our operating results, and our ability to achieve our financial forecasts. Various risks uncertainties and events beyond our control could affect our ability to comply with the financial covenants and terms of our various credit agreements. Failure to comply with our financial covenants and other terms could result in an event of default and the acceleration of amounts owing under the credit agreements, unless we were able to negotiate a waiver. The lenders could condition any such waiver on an amendment to the credit agreements on terms (including, but not limited to, the payment of consent fees) that may be unfavorable to us. If we are unable to negotiate a covenant waiver or replace or refinance our credit agreements on favorable terms or at all, our business, financial condition or results of operations will be materially and adversely impacted.

Our European credit facilities are due on demand with no set maturity date and our business may be adversely affected if we cannot maintain these facilities on an ongoing basis

Our European credit facilities are due on demand with no set maturity date. We may not be able to replace these facilities in timely manner should the syndicate decide to not provide credit. If we were unable to replace the current facilities, this would impact our ability to finance our European-based operations, requiring us to scale back these operations and use of working capital. Alternatively, replacing the facilities on less favorable terms would have a material and adverse effect on our business, financial condition or results of operations.

If we are successful in completing the Transactions, our level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt obligations

As of July 4, 2015, our total indebtedness was approximately $157.9 million, or $558.8 million on a pro forma basis after giving effect to the Transactions. Our indebtedness could adversely affect our business, financial condition or results of operations, including, without limitation, impairing our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes. In addition, we will have to use a substantial portion of our cash flow to pay principal, premium (if any) and interest on the Notes and our other indebtedness which will reduce the funds available to us for other purposes. Our level of indebtedness will also make us more vulnerable to economic downturns and adverse industry conditions, and may compromise our ability to capitalize on business opportunities and to react to competitive pressures as compared to our competitors.

Risks Related to the Sunrise Acquisition

Even if this offering is completed, we may not complete the Sunrise Acquisition

On July 30, 2015, we entered into the PSA and agreed to acquire all of the issued and outstanding common shares of Sunrise Holdings. With a transaction value of approximately $443.8 million, this is the largest acquisition we have undertaken.

We expect the Sunrise Acquisition to close during the fall of 2015, but the acquisition is subject to a number of customary closing conditions. Satisfaction of many of these conditions is beyond our control. If these conditions are not satisfied or waived, the Sunrise Acquisition will not be completed. Each of the parties to the PSA has made certain customary representations, warranties and covenants in the PSA, including, among others, covenants relating to (a) the operation of Sunrise and its subsidiaries in the ordinary course of business consistent with past practice, with limitations on certain pre-closing activities; and (b) actions required for closing. Certain of the conditions that remain to be satisfied include, but are not limited to, the continued accuracy of the representations and warranties in the PSA and performance by each party of its respective obligations under the PSA.

As a result, the Sunrise Acquisition may not close as scheduled or at all. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the Sunrise Acquisition. Accordingly, if you decide to purchase common shares in this offering, you should be willing to do so whether or not we complete the Sunrise Acquisition.

Failure to complete the Sunrise Acquisition or any delays in completing the Sunrise Acquisition could have an adverse effect on our business, financial condition or results of operations and could negatively impact the price of our common shares.

The Sunrise Acquisition may also present certain risks to our business and operations prior to the closing of the transaction, including, among other things, risks that:

•	our operations will be restricted by certain contractual restrictions on the conduct of our business that may affect our ability to execute our business strategies and attain our financial goals;

•	our relationships with third parties, including customers, suppliers and other business partners may be adversely affected; and

•	potential distractions of the Sunrise Acquisition may adversely affect the ability of us, Sunrise or the combined company to attract, motivate and retain executives and other key employees and keep them focused on applicable strategies and goals.

We may be unable to successfully integrate the operations of Sunrise into our business

The Sunrise Acquisition is the largest acquisition we have undertaken to date, and our integration of Sunrise into our business is subject to a number of risks, including the following:

•	we may not be able to integrate successfully and to manage successfully the challenges presented by the integration process, which may result in our not fully achieving the operating efficiencies, synergies, cost savings, revenue enhancements and other benefits currently anticipated from the Sunrise Acquisition;

•	we may not be able to successfully manage our expanded business, including the substantial expansion of the scope and size of our business due to additions of $256.8 million in fiscal 2014 revenue, approximately 300 full-time employees and five operating facilities, which will pose substantial challenges for management;

•	the significant indebtedness incurred in completing the Sunrise Acquisition may decrease our flexibility and increase our borrowing costs; and

•	we may lose executives and other key employees and be unable to attract and retain such executives and employees.

If some or all of these risks were to materialize, we could experience a material adverse effect on our business, financial condition or results of operations.

We may not be able to obtain debt financing for the Sunrise Acquisition on expected or acceptable terms, which could make the Sunrise Acquisition less accretive to earnings per share

We intend to finance the Sunrise Acquisition with the proceeds of this offering and the Notes Offering and borrowings under our North American credit facilities. The assumptions underlying our estimate that the Sunrise Acquisition will be accretive to our cash flow includes assumptions about our ability to consummate this offering and the interest rate we will be able to obtain in connection with the issuance of the Notes in the Notes Offering. We may not be able to sell sufficient common shares in this offering or issue and sell sufficient Notes to fund the total purchase price of the Sunrise Acquisition, in which case we would fund a portion of the Sunrise Acquisition through the issuance and sale of PIK toggle notes and/or borrowings under one or both of the Bridge Facilities, which would increase our cost of capital and make the Sunrise Acquisition less accretive to earnings per common share. Additionally, the interest rates that apply to any Notes Offering may be higher than we had anticipated, which would increase our cost of capital, resulting in the Sunrise Acquisition being less accretive to earnings per common share.

We may not have accurately estimated the benefits or synergies to be realized from the Sunrise Acquisition

Our expected benefits and synergies from the Sunrise Acquisition may not be realized if our cash flow estimates associated with the assets of Sunrise are materially inaccurate or if we fail to identify operating problems or liabilities prior to closing. For example, we have announced that we expect to realize synergies of $10 million by 2017 as a result of the Sunrise Acquisition and our estimates may prove to be inaccurate. We have performed an inspection of assets to be acquired, which we believe to be generally consistent with industry practices. However, the accuracy of our assessments of the assets and our estimates are inherently uncertain. There could also be environmental or other problems that were not discovered in the course of our due diligence and inspections. If problems or risks are identified after closing of the Sunrise Acquisition, the PSA provides for limited recourse against Sunrise’s former owners.

In addition, our estimate of the required working capital for Sunrise’s business and targeted working capital set forth in the PSA may not be sufficient for the actual working capital needs of the Sunrise business. If our estimate of the targeted working capital was lower than the actual needs of the acquired business, we could be required to fund such additional working capital needs out of other operating cash flows or borrowings under our North American credit facilities or through alternative financing sources.

The Sunrise Acquisition may expose us to unknown liabilities

We will be subject to all of the liabilities of Sunrise, other than certain liabilities not assumed pursuant to the PSA. For example, Sunrise is subject to a number of legal and administrative proceedings, including a wage and hour lawsuit in California. See “Business—Sunrise—Legal Proceedings.” If there are unknown liabilities or other obligations, including contingent liabilities, our business could be materially affected. Moreover, we do not have the right to be indemnified under all of the agreements related to the Sunrise Acquisition or Sunrise’s prior acquisitions, and, to the extent there is indemnification against such losses and liabilities in certain of the agreements, the amount of such indemnification is limited and may not be sufficient to cover the actual losses we may suffer.

The Sunrise Acquisition could result in unexpected disruptions on our business

In response to the announcement of the Sunrise Acquisition, Sunrise’s customers may cease or reduce their business with Sunrise or some of our customers may cease or reduce their business with us, which could negatively affect our combined business operations. Similarly, current or prospective employees of us or of Sunrise may experience uncertainty about their future roles with the combined entity. This may adversely affect our ability to attract and retain key management, marketing and technical personnel. In addition, the diversion of the attention of our respective management teams away from day-to-day operations during the pendency of the Sunrise Acquisition could have an adverse effect on the financial condition and operating results of either us or of Sunrise.

Our historical and pro forma condensed combined financial information and operating data may not be representative of our results as a combined company

The pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement is derived from the consolidated historical financial statements of SunOpta and the financial statements of Sunrise, and does not purport to be indicative of the future results of operations of the combined companies. Therefore, our pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement may not be representative of our results as a combined company. The pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement is also based in part on certain assumptions regarding the Sunrise Acquisition and the transactions relating thereto that we believe are reasonable. However, our assumptions may prove to be inaccurate. Accordingly, the historical and pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement may not be indicative of what our results of operations and financial condition would have been had we been a consolidated entity during the periods presented, or what our results of operations and financial conditions will be in the future. The challenge of integrating previously independent businesses makes evaluating our business and our future financial prospects uncertain. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Our pro forma condensed combined financial information includes a preliminary allocation of the estimated purchase price for the Sunrise Acquisition. The price was allocated based on a preliminary assessment of the fair value of the assets acquired and liabilities assumed, pending the completion of an independent appraisal and other evaluations. While we believe that the assumptions underlying this preliminary allocation are reasonable, the final amounts could differ materially from these assumptions. Additionally, the results of the pending appraisal may reflect a value for certain customer contracts or other identifiable intangible assets, the quantification of which cannot be determined at this time. Further, as the Sunrise Acquisition has not closed, certain amounts of working capital and other closing adjustments reflected in the pro forma adjustments are not final.

Additional Risks Related to Sunrise’s Business

The risks described below are additional risks faced by Sunrise’s business that have not been fully discussed under “—Risks Related to Our Business” above and of which we are currently aware. If we successfully complete the Sunrise Acquisition and any of these risks were to occur, Sunrise’s business, financial condition and results of operations, and consequently our business, financial condition and results of operations, could be materially and adversely affected.

Recurring drought conditions in California could harm Sunrise’s business

Sunrise’s raw materials are subject to the availability of fresh and frozen fruit supply, which is based on conditions that are beyond its control. A significant portion of Sunrise’s fruit supply is sourced from California, which continues to experience severe drought conditions for the fourth straight year in 2015 due to extremely low levels of rainfall. Such conditions have resulted in lost crops as well as increased water costs for growers in California. In particular, Sunrise depends on growers in California for strawberries, which accounted for more than half of Sunrise’s product sales in 2014. In 2014, Governor Edmund Gerald “Jerry” Brown Jr. declared a drought state of emergency in California and, among other actions, passed legislation requiring monitoring of groundwater pumping, which limits the amount of groundwater for which farmers can drill. Strawberry growers are largely dependent on well water, and diminishing groundwater resources could lead to a reduced strawberry supply. In April 2015, Governor Brown imposed statewide mandatory water conservation measures, including increased water use reporting by agricultural water users, enhancing the state’s ability to enforce against diversions and unreasonable use of water in an effort to curtail wasteful water practices in agricultural fields. While farms have been largely exempted from the strict water conservation measures imposed statewide, which have mostly targeted urban water use, continuing drought conditions could lead to more restrictive measures aimed at the agricultural industry. Recurring drought conditions and existing and future water conservation laws could negatively impact the agricultural industry in California and have a material adverse effect on Sunrise’s business, financial condition or results of operations.

Due to fluctuations in the supply of fresh produce, in particular strawberries, Sunrise’s results of operations are seasonal

Because of seasonal supply fluctuations, Sunrise has historically incurred a greater portion of its costs during the first six months of the year, as it purchases strawberries and other fruit from farmers during the peak California growing season. Such seasonal costs could materially and adversely affect Sunrise’s results of operations in the first and second quarters. Sunrise only recently, in December 2014, secured a counter-seasonal Mexican supply source through its acquisition of Opus. Sunrise may not be successful in counteracting or smoothing out the effects of seasonality, and we expect that Sunrise’s results of operations will continue to remain subject to significant seasonality.

Changes or disruptions could limit the seasonal worker population available for fruit farming and production and increase our labor costs

Sunrise’s supply source depends in part on a seasonal temporary workforce comprised primarily of migrant workers. Changes in immigration laws that discourage migration to the United States and political or other events (such as war, terrorism or health emergencies) that make it more difficult for individuals to immigrate to or migrate throughout the United States could adversely affect the migrant worker population and reduce the workforce available for farms and production facilities in the United States. Additionally, increased competition from other industries for migrant workers could increase Sunrise’s costs and adversely affect its business, financial condition or results of operations.

Risks Related to this Offering and Ownership of our Common Shares

Our operating results and share price are subject to significant volatility, which could cause the value of your investment to decline

Our net sales and operating results may vary significantly from period to period due to:

•	changes in our customers and/or their demand;

•	changes in our operating expenses;

•	management’s ability to execute our business strategies focused on improved operating earnings;

•	organizational and personnel changes;

•	interruption in operations at our facilities;

•	product recalls or market withdrawals;

•	legal and administrative cases (whether civil, such as environmental or product related, or criminal), settlements, judgments and investigations;

•	foreign currency fluctuations;

•	supply shortages or commodity price fluctuations; and

•	general economic conditions.

In addition, our share price may be highly volatile compared to larger public companies. Certain announcements could have a significant effect on our share price, including announcements regarding:

•	fluctuations in financial performance from period to period;

•	mergers, acquisitions and/or divestitures, either by us or key competitors;

•	changes in key personnel;

•	strategic partnerships or arrangements;

•	litigation and governmental inquiries;

•	changes in governmental regulation and policy;

•	patents or proprietary rights;

•	changes in consumer preferences and demand;

•	new financings; and

•	general market conditions.

Higher volatility increases the chance of larger than normal price swings which reduces predictability in the price of our common shares and could impair investment decisions. In addition, price and volume trading volatility in the stock markets can have a substantial effect on our share price, frequently for reasons other than our operating performance. These broad market fluctuations could adversely affect the market price of our common shares. You may be unable to resell your common shares at or above the public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our debt instruments restrict, and our future debt instruments will restrict, our ability to pay dividends to our shareholders, and we do not currently intend to pay any cash dividends on our common shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their common shares until their shares are sold

We have never paid or declared any cash dividends on our common shares. We do not anticipate paying any cash dividends on our common shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance the growth of our business. In addition, the covenants included in our outstanding credit facilities restrict, and the covenants expected to be included in our future debt instruments, including the Notes expected to be offered by SunOpta Foods Inc. in connection with the Sunrise Acquisition, will restrict, SunOpta Inc.’s ability to receive cash from its subsidiaries and pay dividends on our common shares. The future payment of dividends will be dependent on factors such as these covenant restrictions, cash on hand, or achieving and maintaining profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not receive a return on their common shares until their shares are sold.

The exercise of stock-based awards, participation in our employee stock purchase plan and issuance of additional securities could dilute the value of our common shares

The exercise of stock-based awards, participation in our employee stock purchase plan, and issuance of additional securities could result in dilution in the value of our common shares and the voting power represented thereby. Furthermore, to the extent common shares are issued pursuant to the exercise of stock-based awards, participation in our employee stock purchase plan and issuance of additional securities, our share price may decrease due to the additional amount of common shares available in the market. The subsequent sales of these shares could encourage short sales by our shareholders and others, which could place further downward pressure on our share price. Moreover, the holders of our stock options may hedge their positions in our common shares by short selling our common shares, which could further adversely affect our stock price.

You may be diluted by the future issuance of additional common shares in connection with our incentive plans, acquisitions or otherwise

As of July 4, 2015, we have unlimited common shares authorized but unissued. Our articles of amalgamation authorize us to issue these common shares, and we may also issue options, rights, warrants and appreciation rights relating to common shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion. We may need to raise significant additional equity capital in connection with acquisitions or otherwise.

As of January 3, 2015, we had outstanding options issued under our 2013 Stock Incentive Plan to purchase an aggregate of 3,624,648 common shares. We also maintain an Employee Stock Purchase Plan, which allows our employees to purchase an aggregate of 3,000,000 common shares through payroll deductions. As of January 3, 2015, there was a balance of 1,311,825 common shares remaining to be granted under this plan. Any common shares that we issue, including under our 2013 Stock Incentive Plan or other equity incentive plans that we may adopt in the future, or upon exercise of outstanding option, restricted stock units or performance share units, would dilute the percentage ownership held by the investors who purchase common shares in this offering.

If we or our existing shareholders sell additional common shares after this offering, the market price of our common shares could decline

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of             common shares outstanding (or             common shares if the underwriters exercise in full their option to purchase additional common shares from us). Substantially all of our outstanding common shares freely tradable without restriction or further registration under the Securities Act, except that any shares held by any affiliate, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations of Rule 144 or another applicable exemption from registration under the Securities Act.

We, our officers and our directors will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our common shares held by us or them for 90 days following the date of this prospectus. The representative of the underwriters may, in its sole discretion, release all or any portion of the common shares subject to lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements. Upon the expiration of the lock-up agreements, all of such common shares held by our officers and directors will be eligible for resale in a public market, subject, in the case of shares held by any affiliate, to volume, manner of sale and other limitations under Rule 144.

We have filed a registration statement on Form S-8 under the Securities Act to register common shares or securities convertible into or exchangeable for common shares issued pursuant to our 2013 Stock Incentive Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market.

As restrictions on resale end, the market price of our common shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

If securities or industry research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, our share price and trading volume could decline

The trading market for our common shares relies in part on the research and reports that securities and industry research analysts publish about us, our industry, our competitors and our business. We do not have any control over these analysts. Our share price and trading volumes could decline if one or more securities or industry analysts downgrade our common shares, issue unfavorable commentary about us, our industry or our business, cease to cover our company or fail to regularly publish reports about us, our industry or our business.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $94.0 million from this offering (or approximately $108.3 million if the underwriters exercise in full their option to purchase additional common shares from us), in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (based on an assumed offering price per share of $7.82, which was the last reported sale price on the NASDAQ Global Select Market on September 11, 2015). On September 11, 2015, the last reported sale price of our common shares on the Toronto Stock Exchange was C$10.35 per share.

The table below sets forth the estimated sources and uses of funds in connection with the Transactions assuming the Transactions were consummated as of July 4, 2015. Actual amounts will vary from the estimated amounts shown below depending on several factors, including, among others, changes in our cash and cash equivalents balances and changes in Sunrise’s indebtedness between July 4, 2015 and the actual closing dates of the Transactions, accrued interest subsequent to July 4, 2015, changes made to the sources of the contemplated financings, including fluctuations in the amount of proceeds received from this offering, SunOpta Foods Inc.’s senior secured debt financing and any offering by us of PIK toggle notes and differences from our estimated fees and expenses. If we do not complete the Sunrise Acquisition, we intend to use the net proceeds from this offering for general corporate purposes, which may include announced or potential growth capital expenditures, future acquisitions and repayment of borrowings under our credit facilities. You should read the following together with the information included under the headings “Summary—The Transactions,” “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement.

Sources of Funds:		Uses of Funds:
(in thousands of U.S. dollars)
Common shares offered hereby(1)	$100,000	Sunrise Acquisition purchase price(4)	$443,787
Proceeds from SunOpta Foods Inc. senior secured debt financing(2)	330,000	Sunrise Acquisition purchase price adjustments(5)	22,000
Borrowings under our North American credit facilities(3)	65,487	Estimated transaction costs(6)	29,700

Total sources of funds	$495,487	Total uses of funds	$495,487

(1)	Represents the assumed gross proceeds of this offering before payment of underwriting discounts and commissions and expenses. To the extent this offering yields gross proceeds of less than $100.0 million, we expect SunOpta Inc. to issue and sell unsecured, senior subordinated PIK toggle notes in order to fund the difference between the gross proceeds from this offering and $100.0 million, and we may issue up to $140.0 million in aggregate principal amount of PIK toggle notes. To the extent this offering and any offering of PIK toggle notes together yield gross proceeds of less than $100.0 million, we expect to borrow the difference between such gross proceeds and $100.0 million under the Holdco Bridge, and we may borrow up to $140.0 million under the Holdco Bridge. See “Summary—The Transactions—Acquisition Financing Transactions—Bridge Facilities.”
(2)	Represents the assumed gross proceeds of the Notes Offering (given the assumed gross proceeds of $100.0 million from this offering) and/or borrowings under the Opco Bridge. If we consummate this offering and/or an offering of PIK toggle notes for gross proceeds of more than $100.0 million, the difference between such gross proceeds and $140.0 million will be subtracted from the assumed aggregate principal amount of Notes offered in the Notes Offering and/or borrowings under the Opco Bridge. See “Summary—The Transactions—Acquisition Financing Transactions.”
(3)	Represents expected borrowings under our North American credit facilities. See “Capitalization.”
(4)

Represents the estimated purchase consideration for the Sunrise Acquisition, comprised of a cash purchase price of $287.2 million, the repayment of certain indebtedness of Sunrise and certain other purchase price adjustments under the PSA. Affiliates of certain of the underwriters are lenders under the Credit Agreement, dated as of March 19, 2013, among Sunrise Growers, Inc., Farm Capital Incorporated and Pacific Ridge

Farms, LLC, as borrowers, Sunrise Holdings (Delaware), Inc., as a guarantor, certain financial institutions as lenders and Bank of Montreal, as administrative agent, which will be paid off in connection with the Transactions, and such affiliates of certain underwriters will therefore receive a portion of the proceeds from this offering.
(5)	Represents the estimated adjustments to the Sunrise Acquisition purchase price reflecting, among other items, Sunrise’s transaction expenses between May 31, 2015 and the expected closing date.
(6)	Includes estimated underwriting discounts and commissions and expenses payable by us in connection with this offering and any original issue discounts, estimated underwriting discounts and commissions and expenses payable by SunOpta Foods Inc. in connection with the Notes Offering and estimated legal, accounting and other expenses of the Sunrise Acquisition and related financings, including this offering.

CAPITALIZATION

The following table sets forth our cash and capitalization as of July 4, 2015 on

•	a historical basis;

•	an as adjusted basis after giving effect to this offering; and

•	a pro forma basis after giving effect to the Sunrise Acquisition and the other Transactions and the related pro forma adjustments described under “Unaudited Pro Forma Condensed Combined Financial Information.”

The following table does not reflect any common shares that may be sold to the underwriters upon exercise of their option to purchase additional common shares. If the underwriters exercise their option to purchase additional common shares on or before the closing of the Sunrise Acquisition, we expect that the proceeds would be used to fund a portion of the purchase price of the Sunrise Acquisition, which would reduce, by a corresponding amount, the proposed borrowings under our North American credit facilities to fund a portion of the purchase price for the Sunrise Acquisition. If the underwriters’ option to purchase additional common shares is exercised after the closing of the Sunrise Acquisition, then those proceeds may be used for general corporate purposes.

You should read this table in conjunction with “Summary—The Transactions,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement and our financial statements and notes thereto that are incorporated by reference into this prospectus supplement and the accompanying base prospectus. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the Sunrise Acquisition and the closing of the Notes Offering (or any alternate source of financing). There can be no assurance that the Sunrise Acquisition or the Notes Offering will be completed.

	July 4, 2015
(in thousands of U.S. dollars, except share numbers)	Actual	As Adjusted	Pro Forma
Cash and cash equivalents(1)	$4,386	$98,386	$4,675

Debt:
North American credit facilities(2)	$29,457	$29,457	$94,944
European credit facilities(3)	79,505	79,505	79,505
SunOpta Foods Inc. senior secured debt financing(4)	—	—	330,000
Opta Minerals credit facilities(5)	44,728	44,728	44,728
Lease obligations	4,046	4,046	9,186
Other	151	151	451

Total debt(6)	157,887	157,887	558,814

Equity:
Common shares, no par value, unlimited shares authorized, 68,594,342 shares issued and outstanding actual and 81,382,342 shares issued and outstanding adjusted and pro forma(6)	201,189	296,389	296,389
Additional paid-in capital	20,108	20,108	20,108
Retained earnings	136,592	136,592	125,192
Accumulated other comprehensive loss	(4,971)	(4,971)	(4,971)

Total stockholders’ equity(6)(7)	352,918	448,118	436,718

Total capitalization(7)	$510,805	$606,005	$995,532

(1)	As of July 4, 2015, cash and cash equivalents included $2.2 million that was specific to Opta Minerals and cannot be used by SunOpta Inc. or SunOpta Foods for general corporate purposes. Pro forma cash may increase or decrease depending on, among other things, actual fees and expenses incurred during the Transactions.
(2)	Our North American credit facilities support our core North American food operations. On July 27, 2012, we entered into an amended and restated credit agreement with a syndicate of lenders, providing for secured revolving credit facilities of C$10.0 million (or the equivalent U.S. dollar amount) and $165.0 million, as well as an additional $50.0 million in availability upon the exercise of an uncommitted accordion feature. At July 4, 2015, we had $29.5 million in borrowings outstanding under the North American credit facilities. These facilities are secured by substantially all of the assets of SunOpta Inc. and its subsidiaries, excluding Opta Minerals and our non-North American subsidiaries.
(3)	Our European credit facilities support the international sourcing and supply operations of our Global Ingredients segment. Our European credit facilities currently provide for a total of €92.5 million in financing through four main facilities: (1) an €80.0 million revolving credit facility covering working capital needs, (2) a €5.0 million facility covering commodity hedging requirements, (3) a €5.0 million facility designated for letters of credit and (4) a €2.5 million pre-settlement facility covering currency hedging requirements. As of July 4, 2015, €71.6 million was borrowed under these facilities (approximately $79.5 million).
(4)	The pro forma amount represents the assumed gross proceeds of the Notes Offering (given the assumed gross proceeds of $100.0 million from this offering), which we anticipate will occur following this offering, and/or borrowings under the Opco Bridge. If we consummate this offering and/or an offering of PIK toggle notes for gross proceeds of more than $100.0 million, the difference between such gross proceeds and $140.0 million will be subtracted from the aggregate principal amount of Notes offered in the Notes Offering and/or borrowings under the Opco Bridge. See “Summary—The Transactions—Acquisition Financing Transactions.”
(5)	The Opta Minerals credit facilities are specific to the operations of Opta Minerals and are without recourse to SunOpta Inc. and its subsidiaries (excluding Opta Minerals). The Opta Minerals credit facilities currently provide for a C$20.0 million revolving term credit facility and a C$52.5 million non-revolving term credit facility. On August 11, 2015, Opta Minerals obtained a waiver in respect of its noncompliance with financial covenants under its credit agreement from its lenders and an extension of the maturity date of the revolving credit facility from August 14, 2015 to October 2, 2015, provided that Opta Minerals meets certain additional financial covenants. See “Summary—Other Recent Developments—Opta Minerals Waiver.” For further information, see notes 1 and 6 to our unaudited interim consolidated financial statements for the quarters and two quarters ended July 4, 2015 and July 5, 2014 included in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015, which is incorporated by reference in this prospectus. As of July 4, 2015, $14.1 million was outstanding under the Opta Minerals revolving term credit facility, and $30.6 million was outstanding under the non-revolving term credit facility of Opta Minerals.
(6)	As adjusted and pro forma share numbers and amounts are based on an assumed offering price of $7.82 per common share (the last reported sale price on the NASDAQ Global Select Market on September 11, 2015) and assumed gross proceeds of this offering of $100.0 million. To the extent this offering yields gross proceeds of less than $100.0 million, we expect SunOpta Inc. to issue and sell unsecured, senior subordinated PIK toggle notes in order to fund the difference between the gross proceeds from this offering and $100.0 million, and we may issue up to $140.0 million in aggregate principal amount of PIK toggle notes. To the extent this offering and any offering of PIK toggle notes together yield gross proceeds of less than $100.0 million, we expect to borrow the difference between such gross proceeds and $100.0 million under the Holdco Bridge, and we may borrow up to $140.0 million under the Holdco Bridge. See “Summary—The Transactions—Acquisition Financing Transactions—Bridge Facilities” and “Unaudited Pro Forma Condensed Combined Financial Information.”
(7)	Excludes non-controlling interests of $10.8 million (actual and as adjusted) and $13.0 million (pro forma).

PRICE RANGE OF COMMON SHARES

Our common shares are traded on the NASDAQ Global Select Market under the symbol “STKL” and on the Toronto Stock Exchange under the symbol “SOY.” The following table sets forth, for the periods indicated, the high and low sales price for our common shares, as reported by the NASDAQ Global Select Market.

Quarter Ended	High	Low
October 3, 2015 (through September 11, 2015)	$11.39	$7.71
July 4, 2015	$11.61	$9.69
April 4, 2015	$12.04	$9.34
January 3, 2015	$14.25	$10.69
October 4, 2014	$14.09	$11.78
July 5, 2014	$14.20	$10.77
April 5, 2014	$12.24	$8.04
December 28, 2013	$11.19	$8.27
September 28, 2013	$10.40	$7.62
June 29, 2013	$8.25	$6.90
March 31, 2013	$7.57	$5.53
December 29, 2012	$6.60	$5.27

On September 11, 2015, the last reported sale price of our common shares on the NASDAQ Global Select Market was $7.82 per share. As of July 4, 2015, there were 68,594,342 common shares outstanding held by approximately 477 holders of record. These figures do not reflect the beneficial ownership of shares held in nominee name.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statements of operations for the year ended January 3, 2015, and for the two quarters ended July 4, 2015 and July 5, 2014, combine the historical consolidated statements of operations of SunOpta and Sunrise, giving effect to the acquisition of Sunrise as if it had occurred on December 29, 2013. The unaudited pro forma condensed combined balance sheet as of July 4, 2015 combines the historical consolidated balance sheets of SunOpta and Sunrise, giving effect to the acquisition as if it had occurred on July 4, 2015. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition of Sunrise and the financing of such acquisition; (ii) factually supportable; and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. In particular, the unaudited pro forma condensed combined financial statements reflect the following adjustments:

•	the sale of common shares by us in this offering at an assumed offering price per common share of $7.82 (the last reported sale price of SunOpta’s common shares on the NASDAQ Global Select Market on September 11, 2015) for total estimated gross proceeds of $100.0 million;

•	the consummation of senior secured financing by SunOpta Foods Inc. consisting of senior secured second lien notes due 2022 for total estimated gross proceeds of $330.0 million;

•	borrowings of approximately $65.5 million under SunOpta’s existing North American credit facilities;

•	the consummation of the Sunrise Acquisition; and

•	payment of acquisition-related and financing-related transaction costs in connection with the foregoing.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the:

•	audited consolidated financial statements of SunOpta as of and for the year ended January 3, 2015 and the related notes included in SunOpta’s Annual Report on Form 10-K for the year ended January 3, 2015;

•	audited consolidated financial statements of Sunrise as of and for the year ended December 31, 2014 and the related notes included in SunOpta’s Current Report on Form 8-K filed on September 15, 2015;

•	unaudited interim consolidated financial statements of SunOpta as of and for the two quarters ended July 4, 2015 and July 5, 2014, and the related notes included in SunOpta’s Quarterly Report on Form 10-Q for the quarter ended July 4, 2015; and

•	unaudited interim consolidated financial statements of Sunrise as of and for the two quarters ended June 30, 2015 and June 30, 2014, and the related notes included in SunOpta’s Current Report on Form 8-K filed on September 15, 2015.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Sunrise Acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information is based upon certain assumptions with respect to SunOpta’s financing of the Sunrise Acquisition. Whether the assumed financing sources are available, and, if available, the terms of SunOpta’s future financings, will be subject to market conditions. The actual sources of financing and the terms on which it is obtained may not be as favorable as those reflected in the unaudited pro forma condensed combined financial information. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting, as well as between the assumed and actual financing sources and terms, will occur and could have a material impact on the unaudited pro forma condensed combined financial information and the combined company’s financial position and future results of operations.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. GAAP. The acquisition accounting is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Sunrise Acquisition; costs necessary to achieve these cost savings, operating synergies and revenue enhancements; or costs to integrate the operations of Sunrise.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 3, 2015

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	SunOpta	Sunrise	Re- classification Adjustments (note 6)		Pro Forma Adjustments (note 7)		Pro Forma Combined
Revenues	$1,242,600	$256,830	$—		$(2,807)	(a)	$1,496,623

Cost of goods sold	1,099,306	213,180	—		(2,257)	(a)(b)	1,310,229

Gross profit	143,294	43,650	—		(550)		186,394

Selling, general and administrative expenses	94,609	—	18,508	(a)(b)	—		113,117
Selling expenses	—	3,669	(3,669)	(a)	—		—
General and administrative expenses	—	21,013	(21,013)	(b)(c)	—		—
Intangible asset amortization	4,254	—	6,174	(c)	1,426	(c)	11,854
Other expense (income), net	2,494	—	(3,691)	(d)(e)	—		(1,197)
Transaction costs	—	912	(912)	(d)	—		—
Goodwill impairment	10,975	—	—		—		10,975
Foreign exchange gain	(777)	—	—		—		(777)

Earnings from continuing operations before the following	31,739	18,056	4,603		(1,976)		52,422

Interest expense, net	7,764	8,395	—		20,487	(e)	36,646
Other income	—	(4,603)	4,603	(e)	—		—
Impairment loss on investment	8,441	—	—		—		8,441

Earnings from continuing operations before income taxes	15,534	14,264	—		(22,463)		7,335

Provision for income taxes	8,903	4,652	—		(8,873)	(f)	4,682

Earnings from continuing operations	6,631	9,612	—		(13,590)		2,653

Loss attributable to non-controlling interests	(4,716)	(48)	—		—		(4,764)

Earnings from continuing operations attributable to controlling interests (note 8)	$11,347	$9,660	$—		$(13,590)		$7,417

Earnings per share from continuing operations (note 8)
Basic	$0.17						$0.09
Diluted	$0.17						$0.09

Weighted-average number of shares outstanding (000s)
Basic	66,835				12,788	(g)	79,623
Diluted	68,371				12,788	(g)	81,159

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The reclassification adjustments are explained in note 6. Reclassification Adjustments, and the pro forma adjustments are explained in note 7. Pro Forma Adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWO QUARTERS ENDED JULY 4, 2015

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	SunOpta	Sunrise	Re- classification Adjustments (note 6)		Pro Forma Adjustments (note 7)		Pro Forma Combined
Revenues	$610,674	$145,343	$—		$(1,121)	(a)	$754,896

Cost of goods sold	544,072	125,419	—		(846)	(a)(b)	668,645

Gross profit	66,602	19,924	—		(275)		86,251

Selling, general and administrative expenses	46,126	—	9,090	(a)(b)	—		55,216
Selling expenses	—	1,850	(1,850)	(a)	—		—
General and administrative expenses	—	10,198	(10,198)	(b)(c)	—		—
Intangible asset amortization	2,326	—	2,958	(c)	842	(c)	6,126
Other expense, net	2,132	—	588	(d)(e)	(300)	(d)	2,420
Transaction and transition costs	—	215	(215)	(d)	—		—
Foreign exchange loss (gain)	(1,001)	—	—		—		(1,001)

Earnings from continuing operations before the following	17,019	7,661	(373)		(817)		23,490

Interest expense, net	4,916	5,068	—		9,636	(e)	19,620
Other expense	—	373	(373)	(e)	—		—

Earnings from continuing operations before income taxes	12,103	2,220	—		(10,453)		3,870

Provision for income taxes	6,380	786	—		(4,129)	(f)	3,037

Earnings from continuing operations	5,723	1,434	—		(6,324)		833

Earnings (loss) attributable to non-controlling interests	(1,694)	238	—		—		(1,456)

Earnings from continuing operations attributable to controlling interests (note 8)	$7,417	$1,196	$—		$(6,324)		$2,289

Earnings per share from continuing operations (note 8)
Basic	$0.11						$0.03
Diluted	$0.11						$0.03

Weighted-average number of shares outstanding (000s)
Basic	67,726				12,788	(g)	80,514
Diluted	68,047				12,788	(g)	81,835

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The reclassification adjustments are explained in note 6. Reclassification Adjustments, and the pro forma adjustments are explained in note 7. Pro Forma Adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWO QUARTERS ENDED JULY 5, 2014

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	SunOpta	Sunrise	Re- classification Adjustments (note 6)		Pro Forma Adjustments (note 7)		Pro Forma Combined
Revenues	$649,954	$127,115	$—		$(1,706)	(a)	$775,363

Cost of goods sold	570,914	104,985	—		(1,431)	(a)(b)	674,468

Gross profit	79,040	22,130	—		(275)		100,895

Selling, general and administrative expenses	47,876	—	10,011	(a)(b)	—		57,887
Selling expenses	—	1,862	(1,862)	(a)	—		—
General and administrative expenses	—	11,236	(11,236)	(b)(c)	—		—
Intangible asset amortization	2,211	—	3,087	(c)	713	(c)	6,011
Other income, net	(1,004)	—	(3,944)	(d)(e)	—		(4,948)
Transaction costs	—	658	(658)	(d)	—		—
Foreign exchange loss	223	—	—		—		223

Earnings from continuing operations before the following	29,734	8,374	4,602		(988)		41,722

Interest expense, net	4,158	3,915	—		10,687	(e)	18,760
Other income	—	(4,602)	4,602	(e)	—		—

Earnings from continuing operations before income taxes	25,576	9,061	—		(11,675)		22,962

Provision for income taxes	10,023	3,078	—		(4,612)	(f)	8,489

Earnings from continuing operations	15,553	5,983	—		(7,063)		14,473

Earnings attributable to non-controlling interests	269	—	—		—		269

Earnings from continuing operations attributable to controlling interests (note 8)	$15,284	$5,983	$—		$(7,063)		$14,204

Earnings per share from continuing operations (note 8)
Basic	$0.23						$0.18
Diluted	$0.22						$0.18

Weighted-average number of shares outstanding (000s)
Basic	66,667				12,788	(g)	79,455
Diluted	68,058				12,788	(g)	80,846

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The reclassification adjustments are explained in note 6. Reclassification Adjustments, and the pro forma adjustments are explained in note 7. Pro Forma Adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JULY 4, 2015

(Expressed in thousands of U.S. dollars)

	SunOpta	Sunrise	Re- classification Adjustments (note 6)		Pro Forma Adjustments (note 7)		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$4,386	$289	$—		$—	(y)	$4,675
Accounts receivable	133,696	30,369	624	(f)	(424)	(h)	164,265
Grower loans	—	624	(624)	(f)	—		—
Inventories	286,331	126,868	—		16,000	(i)	429,199
Prepaid expenses and other current assets	19,750	1,918	1,070	(g)	(1,070)	(j)	21,668
Loan origination costs	—	1,070	(1,070)	(g)	—		—
Current income taxes recoverable	5,134	—	—		—		5,134
Deferred income taxes	5,950	2,868	—		14,000	(k)	22,818

	455,247	164,006	—		28,506		647,759

Property, plant and equipment	141,360	42,872	—		5,500	(l)	189,732
Goodwill	45,646	50,907	—		153,078	(m)	249,631
Intangible assets	50,927	43,029	—		121,971	(n)	215,927
Deferred income taxes	1,791	—	—		—		1,791
Other assets	4,952	100	2,679	(g)	5,821	(o)	13,552
Loan origination costs	—	2,679	(2,679)	(g)	—		—

	$699,923	$303,593	$—		$314,876		$1,318,392

LIABILITIES
Current liabilities
Bank indebtedness	$123,039	$—	$31,333	(h)	$34,154	(p)	$188,526
Accounts payable and accrued liabilities	133,038	—	56,766	(i)	(424)	(h)(q)	189,380
Accounts payable	—	47,080	(47,080)	(i)	—		—
Accrued compensation and benefits	—	3,178	(3,178)	(i)	—		—
Accrued expenses	—	6,508	(6,508)	(i)	—		—
Customer and other deposits	4,001	—	—		—		4,001
Income taxes payable	2,708	—	—		—		2,708
Other current liabilities	2,229	—	—		—		2,229
Current portion of long-term debt	31,573	1,634	475	(j)	(1,334)	(r)	32,348
Current portion of capital lease obligations	—	475	(475)	(j)	—		—
Current portion of long-term liabilities	4,519	—	—		—		4,519

	301,107	58,875	31,333		32,396		423,711

Line of credit	—	31,333	(31,333)	(h)	—		—
Long-term debt	3,275	131,770	4,665	(j)	198,230	(s)	337,940
Capital lease obligations	—	4,665	(4,665)	(j)	—		—
Long-term liabilities	18,000	—	—		—		18,000
Deferred income taxes	13,822	25,214	—		50,000	(t)	89,036

	336,204	251,857	—		280,626		868,687

EQUITY
Shareholders’ equity
Common shares	201,189	8	—		95,192	(u)	296,389
Additional paid-in capital	20,108	44,208	—		(44,208)	(v)	20,108
Retained earnings	136,592	6,010	—		(17,410)	(w)	125,192
Accumulated other comprehensive loss	(4,971)	(676)	—		676	(x)	(4,971)

	352,918	49,550	—		34,250		436,718
Non-controlling interests	10,801	2,186	—		—		12,987

Total equity	363,719	51,736	—		34,250		449,705

	$699,923	$303,593	$—		$314,876		$1,318,392

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The reclassification adjustments are explained in note 6. Reclassification Adjustments, and the pro forma adjustments are explained in note 7. Pro Forma Adjustments.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

1.	Description of Transaction

On July 30, 2015, SunOpta entered into the PSA to acquire all of the issued and outstanding common shares of Sunrise. Sunrise, through its subsidiaries, including Sunrise Growers, Inc., is engaged in the business of processing, marketing, distributing and selling conventional and organic frozen fruit. The transaction includes a cash purchase price of $287.2 million, subject to certain adjustments; the repayment of all outstanding obligations under Sunrise’s Credit Agreement dated March 19, 2013 (the “Senior Credit Facility”); and the assumption of certain indebtedness of Sunrise. Closing of the Sunrise Acquisition is expected to occur in the fall of 2015 and is subject to various closing conditions. The PSA provides SunOpta and Sunrise with customary termination rights.

SunOpta intends to finance the Sunrise Acquisition through a combination of new debt and equity financing in an aggregate amount of up to $430.0 million and borrowings under SunOpta’s existing North American credit facilities. The debt and equity financings are expected to occur on or prior to the closing of the Sunrise Acquisition. For purposes of these unaudited pro forma condensed combined financial statements, SunOpta has assumed aggregate gross proceeds of $330.0 million from the Notes Offering and $100.0 million from this offering, as well as approximately $65.5 million of borrowings under its North American credit facilities.

On July 30, 2015, SunOpta and its subsidiary SunOpta Foods Inc. entered into a commitment letter with certain financial institutions providing for committed bridge financing of up to $430.0 million (the “Commitment”) in support of the Sunrise Acquisition, consisting of $290.0 million of second lien secured credit facilities of SunOpta Foods Inc. and $140.0 million of unsecured senior subordinated credit facilities of SunOpta. The Commitment is subject to various conditions, including the consummation of the Sunrise Acquisition and other customary closing conditions.

If SunOpta consummates this offering for gross proceeds of less than $100.0 million, SunOpta expects to fund the difference between $100.0 million and the gross proceeds of this offering with the gross proceeds of an issuance of unsecured, senior subordinated PIK toggle notes, which allow for the payment of certain interest payments through the issuance of additional notes rather than in cash, subject to an increased margin rate on any such interest paid in kind, and/or borrowings under the Holdco Bridge. SunOpta may fund up to $140.0 million under the Holdco Bridge.

If SunOpta consummates this offering and/or an offering of PIK toggle notes for gross proceeds of more than $100.0 million, SunOpta expects to reduce the aggregate principal amount of Notes offered in the Notes Offering accordingly.

To the extent that the Notes Offering yields gross proceeds of less than $330.0 million, or, as the case may be, less than $330.0 million reduced by the amount of additional gross proceeds from this offering and/or an offering of PIK toggle notes as described above, SunOpta Foods Inc. expects to borrow the difference under the Opco Bridge.

Concurrent with the consummation of the Sunrise Acquisition, SunOpta will repay the aggregate amount of all outstanding obligations under Sunrise’s Senior Credit Facility. As of July 4, 2015, outstanding obligations under the Senior Credit Facility comprised $31.3 million borrowed under a revolving line of credit facility and $133.1 million borrowed under a term loan facility.

Immediately prior to the Sunrise Acquisition, each outstanding Sunrise employee stock option, unexpired and unexercised, will be cancelled and converted into the right to receive a cash payment equal to a per share amount, derived based on the purchase consideration transferred to effect the Sunrise Acquisition, over the exercise price per share.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, and was based on the historical financial statements of SunOpta and Sunrise. The acquisition method of accounting is based on the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805, “Business Combinations,” and uses the fair value concepts defined in ASC 820, “Fair Value Measurements.”

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and others, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed of Sunrise will be recorded as of the completion of the Sunrise Acquisition, primarily at their respective fair values and added to those of SunOpta. The results of operations of Sunrise will be included in the financial statements of the combined company commencing as of the date of the completion of the Sunrise Acquisition.

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by SunOpta are estimated to be approximately $8.5 million, of which $0.3 million had been incurred in the two quarters ended July 4, 2015. The remaining estimated transaction costs are not reflected in the unaudited pro forma condensed combined statements of operations as they do not have a continuing impact on the combined operating results. Instead such costs are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to cash and cash equivalents and a decrease to retained earnings. The unaudited pro forma condensed combined financial statements do not reflect the cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Sunrise Acquisition or the acquisition-related integration or restructuring charges expected to be incurred to achieve those synergies or enhancements.

3.	Accounting Policies

Upon consummation of the Sunrise Acquisition, SunOpta will review Sunrise’s accounting policies in detail. As a result of that review, SunOpta may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company. At this time, SunOpta is not aware of any differences that would have a material impact on the unaudited pro forma condensed combined financial statements, other than the presentation differences described in note 6. The accounting policies used in the preparation of the unaudited pro forma condensed combined financial statements are consistent with those described in the unaudited interim consolidated financial statements of SunOpta for the two quarters ended July 4, 2015 and the audited consolidated financial statements of SunOpta for the year ended January 3, 2015.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

4.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the purchase consideration expected to be transferred to effect the Sunrise Acquisition:

Cash purchase price before adjustments	$287,150
Adjusted for the following items pursuant to the PSA:
Estimated amount to be paid to holders of Sunrise stock options(1)	(23,500)
Estimated acquisition-related transaction costs to be incurred by Sunrise(2)	(22,000)
50% of estimated representations and warranties insurance policy premium(3)	(800)
Estimated tax benefits related to Sunrise’s deductible stock option and acquisition-related transaction costs(4)	15,000

Adjusted cash purchase price	255,850
Estimated repayment of Sunrise’s Senior Credit Facility(5)	164,437
Estimated settlement of Sunrise’s vested stock options(6)	23,500

Total estimated purchase consideration	$443,787

(1)	Pursuant to the PSA, SunOpta is entitled to deduct from the cash purchase price the aggregate amount to be paid by SunOpta to the holders of Sunrise stock options at the closing of the Sunrise Acquisition. All outstanding stock options will vest upon the consummation of the Sunrise Acquisition, pursuant to the terms of Sunrise’s existing stock option agreements, and will be cancelled in exchange for a cash payment equal to a per share amount, derived based on the purchase consideration, over the exercise price per share. The aggregate amount expected to be paid by SunOpta to settle all the outstanding options is estimated to be approximately $23.5 million based on the estimated purchase consideration. The cash payment to settle the stock options may change based on the actual consideration transferred upon consummation of the Sunrise Acquisition.

(2)	Pursuant to the PSA, SunOpta is entitled to deduct from the cash purchase price the aggregate amount to be paid by SunOpta for acquisition-related transaction costs incurred by Sunrise in connection with the Sunrise Acquisition. The aggregate amount of these costs is estimated to be approximately $22.0 million. For purposes of these unaudited pro forma condensed combined financial statements, this amount has been recorded as an assumed liability by SunOpta as part of the acquisition accounting.

(3)	Pursuant to the PSA, SunOpta is entitled to deduct from the cash purchase price 50% of the representations and warranties insurance policy premium to be paid by SunOpta, which is estimated to be approximately $1.6 million. For purposes of these unaudited pro forma condensed combined financial statements, the amount of the insurance premium has been included in acquisition-related transaction costs expected to be incurred by SunOpta. The representations and warranties insurance policy generally covers losses in excess of $6.8 million (up to a specified limit) to which SunOpta is contractually entitled in respect of a breach of the PSA during a policy period from July 30, 2015 until the date that is three years from the closing date of the Sunrise Acquisition.

(4)	Pursuant to the PSA, SunOpta is obligated to pay an amount equal to the estimated tax benefits expected to be realized by Sunrise on the deduction for tax purposes of certain stock option and acquisition-related transaction costs.

(5)	The estimated repayment of Sunrise’s Senior Credit Facility has been reflected as part of the purchase consideration as the debt is expected to be repaid concurrently with the consummation of the Sunrise Acquisition and, accordingly, will not be assumed by SunOpta as part of the Sunrise Acquisition.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

(6)	As all Sunrise stock options will vest upon consummation of the Sunrise Acquisition pursuant to the terms of Sunrise’s existing stock option agreements, the cash consideration expected to be paid to the option holders of approximately $23.5 million has been attributed to services prior to the Sunrise Acquisition and included as a component of the estimated purchase price in accordance with ASC 805. The cash consideration expected to be paid for stock options attributable to services prior to the Sunrise Acquisition is estimated to approximate the fair value of these options, and, accordingly, no portion of the cash consideration expected to be paid to the option holders has been reflected as compensation expense for purposes of these unaudited pro forma condensed combined financial statements.

The estimated purchase consideration reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred may be upon the consummation of the Sunrise Acquisition.

5.	Estimate of Assets to be Acquired and Liabilities to be Assumed

Assuming an acquisition date of July 4, 2015, the table below presents preliminary fair value estimates of the assets to be acquired and the liabilities to be assumed by SunOpta as a result of the Sunrise Acquisition, reconciled to the estimate of total purchase consideration. SunOpta will conduct a detailed valuation of all assets acquired and liabilities assumed as of the acquisition date, at which point the fair value of the assets acquired and liabilities assumed may differ materially from those presented below.

Cash and cash equivalents	$289
Accounts receivable	30,993
Inventories(1)	142,868
Prepaid expenses and other current assets(2)	1,918
Deferred income tax asset—current(3)	11,868
Property, plant and equipment(4)	48,372
Intangible assets(5)	165,000
Other long-term assets(2)	100
Bank indebtedness(6)	—
Accounts payable and accrued liabilities(7)	(78,766)
Current portion of long-term debt(6)	(775)
Long-term debt(6)	(4,665)
Deferred income tax liability—long-term(3)	(75,214)

Net identifiable assets acquired	241,988
Goodwill(8)	203,985
Non-controlling interest(9)	(2,186)

Total estimated purchase consideration	$443,787

(1)	Includes a preliminary adjustment of $16.0 million to record Sunrise’s inventory at its estimated fair value. The assumptions as to the fair value of Sunrise’s inventory may change as SunOpta conducts, with the assistance of a third-party appraiser, a valuation of Sunrise’s inventory as of the consummation of the Sunrise Acquisition. The pro forma fair value adjustment to inventory is based on Sunrise’s inventory as of July 4, 2015, adjusted as follows:

•	Finished goods estimated at selling price less cost of sales, holding costs and a reasonable profit allowance;

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

•	Work in process estimated at selling price less cost of sales, outstanding production costs, holding costs and a reasonable profit allowance; and

•	Raw materials estimated at cost.

(2)	Reflects the elimination of the deferred financing costs related to Sunrise’s Senior Credit Facility, as the facility is expected to be terminated concurrently with the consummation of the Sunrise Acquisition.

(3)	Represents the estimated deferred income tax impact of the Sunrise Acquisition, based on an estimated combined U.S. federal and state statutory tax rate of 39.5%, multiplied by the estimated fair value adjustments for assets to be acquired, excluding goodwill. In addition, the net deferred income tax liability is reduced by the estimated tax benefits expected to be realized from the settlement of the Sunrise stock options and acquisition-related transaction costs. The pro forma adjustments to record the effect of deferred income taxes were computed as follows:

Estimated fair value adjustment for inventory	$16,000
Estimated fair value adjustment for property, plant and equipment	5,500
Estimated fair value adjustment for intangible assets	121,971

Total estimated fair value adjustments for assets to be acquired	143,471

Deferred income taxes related to the estimated fair value adjustments for assets to be acquired at 39.5% tax rate:
Inventory	(6,000)
Property, plant and equipment	(2,000)
Intangible assets	(48,000)

(56,000)
Estimated tax benefits related to Sunrise’s deductible stock option and acquisition-related transaction costs	15,000
Sunrise’s historical deferred income tax asset	2,868
Sunrise’s historical deferred income tax liability	(25,214)

Estimated deferred income tax liability, net	$(63,346)

Consists of:
Deferred income tax asset—current	$11,868
Deferred income tax liability—long-term	(75,214)

Estimated deferred income tax liability, net	$(63,346)

(4)	Includes a preliminary adjustment of $5.5 million to record Sunrise’s property, plant and equipment at an estimated fair value. The preliminary fair value estimate has been derived based on market evidence for real property and recent appraisals completed for personal property, as well as a review of the assets’ remaining useful lives, current replacement costs and disposal costs. The assumptions as to the fair value of Sunrise’s property, plant and equipment may change as SunOpta conducts, with the assistance of a third-party appraiser, a valuation of the assets following the consummation of the Sunrise Acquisition.

(5)	A preliminary fair value estimate of $165.0 million has been allocated to intangible assets acquired, primarily consisting of customer relationships. Amortization related to the fair value of the intangible assets, taken over an estimated weighted-average useful life of approximately 23 years, is reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

Key variables in determining the fair value of customer relationships are the estimated customer attrition rate and the percentage of revenue growth attributable to existing customers. Changes to either or both of

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

these variables could have a significant impact on the customer relationships intangible assets’ values, and changes to the estimated customer attrition rate could have a significant impact on the estimated useful lives of these assets. The expected customer attrition rate assumed in the estimate of fair value for the customer relationships intangible assets was supported by an analysis of historical attrition of Sunrise’s customers and consideration of Sunrise’s amortization policy of previously acquired customer relationships, amortization policies adopted for acquired customer relationships by other companies in similar transactions, and the contractual terms between Sunrise and its customers. The percentage of revenue growth attributable to existing customers assumed in the estimate of fair value for the customer relationships intangible assets was supported by an analysis of Sunrise’s historical and forecasted revenue growth rates by customer. A decrease or increase of 1% in the projected customer attrition rate or a decrease or increase of 10% in the percentage of revenue growth attributable to existing customers may result in a fair value increase or decrease in the customer relationships intangible assets in the range of approximately $15 to $20 million. Such change would increase or decrease the related deferred tax liability by approximately $6 to $8 million, with a resulting decrease or increase to goodwill of approximately $9 to $12 million. The assumptions as to the fair value of Sunrise’s identifiable intangible assets (including assumptions regarding customer attrition and revenue growth attributable to existing customers), the composition of the assets and useful lives assigned to the assets may change as SunOpta completes, with the assistance of a third-party appraiser, the valuation activities in connection with the consummation of the Sunrise Acquisition.

(6)	Sunrise’s Senior Credit Facility is expected to be terminated concurrently with the consummation of the Sunrise Acquisition. Accordingly, borrowings under the line of credit facility of $31.3 million have been excluded from bank indebtedness, and borrowings under the term loan facility of $133.1 million have been excluded from long-term debt (including the current portion thereof).

(7)	Includes estimated acquisition-related transaction costs expected to be incurred by Sunrise in connection with the acquisition of $22.0 million, of which no amount was expensed in the two quarters ended July 4, 2015.

(8)	Goodwill is calculated as the difference between the preliminary estimate of the purchase consideration expected to be transferred to effect the Sunrise Acquisition and the preliminary values assigned to the assets to be acquired and liabilities to be assumed. Goodwill is not amortized. None of the goodwill is expected to be deductible for tax purposes.

(9)	For purposes of these unaudited pro forma condensed combined financial statements, the carrying value of Sunrise’s non-controlling interest in Opus Foods, Mexico S.A. de C.V., its 75%-owned Mexican subsidiary, is assumed to approximate fair value based on Sunrise’s acquisition and appraisal of this subsidiary in December 2014. This assumption may change as SunOpta conducts, with the assistance of a third-party appraiser, a valuation of the net assets of the subsidiary following the consummation of the Sunrise Acquisition.

6.	Reclassification Adjustments

Certain reclassifications have been made to the historical financial statements of Sunrise to conform to the financial statement presentation adopted by SunOpta. Reclassification adjustments described below to Sunrise’s historical financial statement presentation are included in the column under the heading “Reclassification Adjustments.”

(a)	Reclassification of selling expenses to selling, general and administrative expenses.

(b)	Reclassification of general and administrative expenses of $14.8 million for the year ended January 3, 2015 and $7.2 million and $8.1 million for the two quarters ended July 4, 2015 and July 5, 2014, respectively, to selling, general and administrative expenses.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

(c)	Reclassification of general and administrative expenses of $6.2 million for the year ended January 3, 2015 and $3.0 million and $3.1 million for the two quarters ended July 4, 2015 and July 5, 2014, respectively, to intangible asset amortization expense.

(d)	Reclassification of transaction and transition costs to other income/expense, net included in “Earnings from continuing operation before the following.”

(e)	Reclassification of other income/expense to other income/expense, net included in “Earnings from continuing operation before the following.”

(f)	Reclassification of grower loans to accounts receivable.

(g)	Reclassification of loan origination costs to other assets (current and long-term).

(h)	Reclassification of Sunrise’s line of credit to bank indebtedness.

(i)	Reclassification of accounts payable, accrued compensation and benefits, and accrued expenses to accounts payable and accrued liabilities.

(j)	Reclassification of capital lease obligations to long-term debt (including the current portion thereof).

7.	Pro Forma Adjustments

Pro forma adjustments described below are included in the column under the heading “Pro Forma Adjustments.”

(a)	To eliminate sales of raw material frozen fruit from Sunrise to SunOpta.

(b)	To adjust depreciation expense relating to the property, plant and equipment fair value increment, as follows:

	Year Ended January 3, 2015	Two Quarters Ended
		July 4, 2015	July 5, 2014
Estimated depreciation expense for fair value increment:
Machinery and equipment (estimated to be $5,500 over an estimated useful life of 10 years)	$550	$275	$275

Adjustment	$550	$275	$275

(c)	To adjust amortization expense to eliminate Sunrise’s historical intangible asset amortization expense and to record the estimated amortization expense relating to the estimated fair value of Sunrise’s intangible assets, as follows:

	Year Ended January 3, 2015	Two Quarters Ended
		July 4, 2015	July 5, 2014
Eliminate Sunrise’s historical intangible asset amortization expense	$(6,174)	$(2,958)	$(3,087)
Estimated amortization expense of acquired intangible assets (estimated to be $165,000 over an estimated weighted-average useful life of 23 years)	7,600	3,800	3,800

Adjustment	$1,426	$842	$713

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

(d)	To eliminate acquisition-related transaction costs related specifically to the Sunrise Acquisition that were incurred by SunOpta in the two quarters ended July 4, 2015, as these costs do not have a continuing impact on the combined company’s financial results.

(e)	To record the following interest-related adjustments:

	Year Ended January 3, 2015	Two Quarters Ended
		July 4, 2015	July 5, 2014
Eliminate interest expense recorded by Sunrise related to the Senior Credit Facility(1)	$(7,075)	$(4,179)	$(3,090)
Eliminate amortization of deferred financing costs by Sunrise related to the Senior Credit Facility(1)	(1,068)	(535)	(533)
Estimated interest expense related to the Notes(2)	26,400	13,200	13,200
Estimated amortization of deferred financing fees incurred related to the Notes Offering(2)	930	500	460
Estimated interest expense related to estimated borrowings under SunOpta’s North American credit facilities in connection with the Sunrise Acquisition(3)	1,300	650	650

Adjustment	$20,487	$9,636	$10,687

(1)	Interest expense, including the amortization of related deferred financing costs, under Sunrise’s Senior Credit Facility will be eliminated as this facility is expected be repaid by SunOpta upon consummation of the Sunrise Acquisition.

(2)	For purposes of these unaudited pro forma condensed combined financial statements, the Notes are assumed to bear interest at a rate of 8.0% per annum. An estimated $8.5 million of financing costs are expected to be incurred by SunOpta in connection with the Notes Offering, which will be deferred and amortized over the estimated seven-year term of the Notes using the effective interest method. Giving effect to the amortization of the deferred financing costs, the effective interest rate for the Notes is estimated to be approximately 8.5% per annum. The estimated annual interest expense related to the Notes would increase or decrease by approximately $0.4 million for each 0.125% change in the estimated interest rate.

As described in note 1, in the event that SunOpta consummates this offering for gross proceeds of less than the assumed $100.0 million, SunOpta will fund the difference by issuing unsecured, senior subordinated PIK toggle notes and/or with borrowings under the Holdco Bridge (up to a combined total of $140.0 million). For each $10 million increase in debt borrowings due to a decrease of equity financing of the same amount, the pro forma interest expense for the year ended January 3, 2015 and the two quarters ended July 4, 2015 and July 5, 2014, could be increased by up to approximately $1.2 million, $0.6 million and $0.6 million, respectively.

(3)	The estimated interest rate on incremental borrowings under SunOpta’s North American credit facilities is approximately 2.0% per annum.

(f)

To record an estimate of the income tax impacts of the foregoing pro forma adjustments on earnings from continuing operations before income taxes. An estimated combined U.S. federal and state statutory tax rate of 39.5% has been used. The effective tax rate of the combined company could be significantly different from the tax rate assumed for purposes of preparing these unaudited pro forma condensed combined financial statements for a variety of reasons, including available tax credits and deductions. SunOpta and

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

Sunrise have assumed that their remaining net deferred tax assets presented in the unaudited pro forma condensed combined balance sheet as of July 4, 2015 will be utilized based on reversing temporary differences, expected future income and, if necessary, available tax planning strategies.

(g)	The unaudited pro forma combined basic and diluted earnings per share for the periods presented are based on the basic and diluted weighted-average number of common shares outstanding of SunOpta after giving effect to this offering. The number of common shares to be issued pursuant to this offering is estimated to be 12,788,000 based on assumed gross proceeds from this offering of $100.0 million and an assumed offering price of $7.82 per common share (based on the closing trading price of SunOpta’s common shares on the NASDAQ Global Select Market on September 11, 2015). As the actual offering price will likely differ from the assumed offering price due to changes in market conditions and other factors, the actual number of common shares to be issued will likely be different from the number assumed in these unaudited pro forma condensed combined financial statements, and the difference may be material. SunOpta believes that price volatility of an estimated 12% in the SunOpta common share price on the closing date of this offering from the common share price assumed in these unaudited pro forma condensed combined financial statements is reasonably possible based on the volatility in the price of SunOpta’s common shares for the 30-day period preceding September 11, 2015. A change of this magnitude would increase or decrease the estimated number of common shares to be issued pursuant to this offering by up to approximately 1,800,000 common shares and, consequently, decrease or increase basic and diluted earnings per share by $0.01 or less. Actual price volatility could be greater or lesser than this estimate.

As described in note 1, the gross proceeds from this offering may differ from the $100.0 million assumed in these unaudited pro forma condensed combined financial statements. A decrease of $10 million in the gross proceeds from this offering would decrease the number of common shares to be issued by approximately 1,280,000 shares, assuming an offering price of $7.82 per common share. A change of this magnitude would increase basic and diluted earnings per share by $0.01 or less.

(h)	To eliminate accounts receivable/accounts payable balances between SunOpta and Sunrise as of July 4, 2015.

(i)	To adjust inventory as of July 5, 2014 to an estimate of fair value. The combined company’s cost of goods sold will reflect the increased valuation of Sunrise’s inventory as the inventory acquired in the Sunrise Acquisition is sold, which is expected to occur within the first year post-acquisition. Because there is no continuing impact of the acquired inventory adjustment on the combined operating results, it is not included in the unaudited pro forma condensed combined consolidated statements of operations.

(j)	To adjust prepaid expenses and other current assets to eliminate deferred financing costs related to Sunrise’s Senior Credit Facility.

(k)	To adjust the deferred income tax asset balance to reflect the impact of the Sunrise Acquisition, as follows:

Estimated tax benefits related to Sunrise’s deductible stock option and acquisition-related transaction costs	$15,000
Estimated deferred income taxes related to equity and bridge financing costs and acquisition-related transaction costs expected to be incurred by SunOpta	5,000
Estimated deferred income taxes related to the adjustment to record inventory at estimated fair value	(6,000)

Adjustment	$14,000

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

(l)	To adjust property, plant and equipment to an estimate of fair value, as follows:

Eliminate Sunrise’s historical property, plant and equipment	$(42,872)
Estimated fair value of property, plant and equipment acquired	48,372

Adjustment	$5,500

(m)	To adjust goodwill to an estimate of goodwill following the Sunrise Acquisition, as follows:

Eliminate Sunrise’s historical goodwill	$(50,907)
Estimated goodwill following the Sunrise Acquisition	203,985

Adjustment	$153,078

(n)	To adjust intangible assets to an estimate of fair value, as follows:

Eliminate Sunrise’s historical intangible assets	$(43,029)
Estimated fair value of intangible assets acquired	165,000

Adjustment	$121,971

(o)	To adjust other long-term assets, as follows:

Eliminate deferred financing costs related to Sunrise’s Senior Credit Facility	$(2,679)
Estimated deferred financing costs related to the Notes Offering	8,500

Adjustment	$5,821

(p)	To record the repayment of outstanding amounts under the revolving line of credit facility under Sunrise’s Senior Credit Facility and to record estimated borrowings under SunOpta’s North American credit facilities in connection with the Sunrise Acquisition, as follows:

Repayment of revolving line of credit facility under Sunrise’s Senior Credit Facility	$(31,333)
Estimated borrowings under SunOpta’s North American credit facilities	65,487

Adjustment	$34,154

(q)	To record estimated acquisition-related transaction costs to be incurred by Sunrise and cash settlement of those costs by SunOpta in connection with the Sunrise Acquisition, as follows:

Estimated acquisition-related transaction costs to be incurred by Sunrise	$22,000
Estimated cash settlement of Sunrise’s acquisition-related transaction costs	(22,000)

Adjustment	$—

(r)	To record the repayment of the current portion of the term loan facility under Sunrise’s Senior Credit Facility.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

(s)	To record the repayment of the long-term portion of the term loan facility under Sunrise’s Senior Credit Facility and to record the estimated gross proceeds from the Notes Offering, as follows:

Repayment of term loan facility under Sunrise’s Senior Credit Facility	$(131,770)
Estimated gross proceeds from the Notes Offering	330,000

Adjustment	$198,230

(t)	To adjust the deferred income tax liability balance to reflect the impact of the Sunrise Acquisition, as follows:

Estimated deferred income taxes related to the estimated fair value adjustment for property, plant and equipment to be acquired	$2,000
Estimated deferred income taxes related to the estimated fair value adjustment for intangible assets to be acquired	48,000

Adjustment	$50,000

(u)	To eliminate Sunrise’s common stock, at par value, and to record the estimated gross proceeds from this offering, net of estimated equity issuance costs, as follows:

Eliminate Sunrise’s common stock	$(8)
Estimated gross proceeds from this offering	100,000
Estimated equity issuance costs related to this offering, net of tax of $1,200	(4,800)

Adjustment	$95,192

(v)	To eliminate Sunrise’s historical additional paid-in capital.

(w)	To eliminate Sunrise’s historical retained earnings and to record the estimated deferred financing costs related to the Bridge Facilities and acquisition-related transaction costs expected to be incurred by SunOpta, as follows:

Eliminate Sunrise’s historical retained earnings	$(6,010)
Estimated deferred financing costs related to the Bridge Facilities, net of tax of $2,000(1)	(5,000)
Estimated acquisition-related transaction costs to be incurred by SunOpta, net of tax of $1,800(2)	(6,400)

Adjustment	$(17,410)

(1)	Financing costs incurred in connection with the Bridge Facilities will be deferred and amortized over the estimated term of the bridge financing. For purposes of these unaudited pro forma condensed combined financial statements, the term of the Bridge Facilities is assumed to expire with the consummation of this offering and Notes Offering. Because the financing costs incurred in connection with the Bridge Facilities are not expected to have a continuing impact on the combined company’s results, the amount was recorded as a decrease to retained earnings.

(2)	Total acquisition-related transaction costs to be incurred by SunOpta are estimated to be approximately $8.5 million, of which $0.3 million was incurred and expensed in the two quarters ended July 4, 2015. Because the acquisition-related transaction costs are not expected to have a continuing impact on the combined company’s results, the amount was recorded as a decrease to retained earnings.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of U.S. dollars)

(x)	To eliminate Sunrise’s historical accumulated other comprehensive loss.
(y)	To record the cash impact of foregoing pro forma adjustments:

Estimated gross proceeds from the Notes Offering	$330,000
Estimated gross proceeds from this offering	100,000
Estimated borrowings under SunOpta’s North American credit facilities	65,487
Total estimated purchase consideration to acquire Sunrise (see note 4)	(443,787)
Estimated deferred financing costs related to the Notes Offering	(8,500)
Estimated equity issuance costs related to this offering	(6,000)
Estimated deferred financing costs related to the Bridge Facilities	(7,000)
Estimated acquisition-related transaction costs to be incurred by SunOpta	(8,200)
Estimated cash settlement of Sunrise’s acquisition-related transaction costs	(22,000)

Adjustment	$—

8.	Results of Discontinued Operations

Pro forma combined earnings from continuing operations attributable to controlling interests and pro forma combined earnings per share from continuing operations presented in the unaudited pro forma condensed combined statements of operations exclude the results of discontinued operations included in SunOpta’s historical financial statements for the year ended January 3, 2015 and the two quarters ended July 4, 2015 and July 5, 2014. The following table presents a reconciliation, in total and on a per share basis, of pro forma combined earnings from continuing operations attributable to controlling interests to pro forma combined earnings attributable to controlling interests including the results of discontinued operations as reported in SunOpta’s historical financial statements for the periods presented.

	Year Ended January 3, 2015	Two Quarters Ended
		July 4, 2015	July 5, 2014
Pro forma combined earnings from continuing operations attributable to controlling interests	$7,417	$2,289	$14,204
Earnings (loss) from discontinued operations, net of income taxes	1,754	(134)	64

Pro forma combined earnings attributable to controlling interests	$9,171	$2,155	$14,268

Pro forma combined earnings per share—basic
- from continuing operations	$0.09	$0.03	$0.18
- from discontinued operations	0.02	—	—

	$0.12	$0.03	$0.18

Pro forma combined earnings per share—diluted
- from continuing operations	$0.09	$0.03	$0.18
- from discontinued operations	0.02	—	—

	$0.11	$0.03	$0.18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our interim consolidated financial statements, and notes thereto, contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015, our annual consolidated financial statements, and notes thereto, contained in our Annual Report on Form 10-K for the fiscal year ended January 3, 2015, and Sunrise’s historical consolidated financial statements for the six-month periods ended June 30, 2015 and 2014, the year ended December 31, 2014, the period from March 19, 2013 to December 31, 2013, the period from January 1, 2013 to March 18, 2013 and the year ended December 31, 2012, and notes thereto, contained in our Current Report on Form 8-K filed on September 15, 2015, in each case, incorporated by reference in this prospectus.

The following discussion and analysis of Sunrise’s financial condition and results of operations relate to periods prior to the consummation of the Transactions. See “Summary—Summary Financial Data—Summary Historical Financial Data of Sunrise” and Sunrise’s historical consolidated financial statements, and notes thereto, incorporated herein by reference to Exhibits 99.1, 99.2 and 99.3 of our Current Report on Form 8-K filed on September 15, 2015. You should read this discussion and analysis together with “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement and incorporated by reference herein.

Overview

We are a leading vertically integrated global company focused on both sourcing non-GMO and organic ingredients and manufacturing healthy food and beverage products. We operate an integrated “field-to-table” business model leveraging our global ingredient sourcing platform to process and market non-GMO and organic ingredients for food manufacturers and foodservice operators and manufacture packaged products focused on the high growth healthy beverages, healthy fruit and healthy snacks categories for our retail, foodservice and branded food customers. We believe we are a market leader in non-dairy organic aseptic beverages, premium refrigerated private label orange juice, IQF organic fruit, healthy premium fruit snacks, and the global sourcing and supply of non-GMO and organic raw materials and ingredients. Our scalable global sourcing platform makes us one of the leading suppliers of non-GMO and organic raw materials and ingredients in the food industry, and provides us leading insights into emerging food and beverage trends.

We divide our operations into two industry segments: SunOpta Foods and Opta Minerals. SunOpta Foods operates in two reportable segments: Global Ingredients and Consumer Products. Taken together, we operate in the following reportable segments:

•	Global Ingredients procures and sells non-GMO and organic grains and seeds, raw material ingredients, value-added grain- and cocoa-based ingredients, and organic commodities.

•	Consumer Products manufactures and supplies branded and private label aseptic beverages; re-sealable pouch products; IQF fruits and vegetables; fruit bases and toppings; premium juices; shelf stable juices and waters; and fruit- and grain-based snacks.

•	Opta Minerals processes, distributes and recycles industrial minerals, silica-free abrasives, and specialty sands for use in the steel, foundry, loose abrasive cleaning, and municipal water filtration industries.

In addition, our Corporate Services area provides a variety of management, financial, information technology, treasury and administration services to each of the SunOpta Foods operating segments from our offices in Brampton, Ontario and Edina, Minnesota.

We expect to report Sunrise’s assets and operations in our SunOpta Foods industry segment and our Consumer Products reportable segment from the closing date of the Sunrise Acquisition.

Incorporation by Reference of Management’s Discussion and Analysis of Financial Condition and Results of SunOpta

We incorporate by reference herein “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015 and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended January 3, 2015.

The remainder of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section describes the historical results of operations and cash flows of Sunrise and our expected pro forma liquidity and capital resources after giving effect to the Sunrise Acquisition.

Organization and Basis of Presentation of Sunrise

The consolidated financial statements of Sunrise are comprised of the accounts of Sunrise Holdings (Delaware), Inc. and its subsidiaries. Those subsidiaries include Sunrise Growers, Inc. (“Sunrise Growers”) and its subsidiaries Farm Capital Incorporated (“Farm Capital”), Pacific Ridge, Sunrise Growers Mexico, S. de R.L. de C.V. (“Sunrise Mexico”) and Opus. Sunrise Growers, formerly named Frozsun, Inc. prior to its reorganization and name change in August 2014, is a wholly-owned subsidiary of Sunrise Holdings.

On March 19, 2013, all outstanding equity interests of SGF Produce Holdings, LLC, the former holding company of Sunrise Growers (then named Frozsun, Inc.), were purchased by Sunrise Holdings, an affiliate of Paine & Partners, LLC (the “Paine Acquisition”). The assets and liabilities of Sunrise Growers were recorded based on their estimated fair market value as of the acquisition date. As a result, for financial reporting purposes, the consolidated financial statements of Sunrise consist of predecessor and successor periods. In this discussion, we refer to the period from January 1, 2013 to March 18, 2013 as the “2013 Predecessor Period” and the period from March 19, 2013 to December 31, 2013 as the “2013 Successor Period.” The results of operations and financial position of Sunrise as reflected in its financial statements on or after March 19, 2013 may not be comparable with the financial statements prior to that date.

On June 28, 2013, Sunrise acquired 100% of all issued and outstanding shares of Packers, a Kansas corporation that manufactures private-label frozen fruit products.

On January 10, 2014, Sunrise expanded its operational capacity in California by acquiring 100% of all issued and outstanding shares of Pacific Ridge, a frozen fruit processor and packer of private label frozen fruit products. The operations of Pacific Ridge have been included in Sunrise’s consolidated financial statements since January 10, 2014.

On December 3, 2014, Sunrise Mexico acquired 75% of the capital stock of Opus, a Mexican frozen fruit processing company, with a call option for the remaining 25% of capital stock. The acquisition provided additional fruit sourcing and processing capacity for the company, as fruit previously purchased from outside companies would be processed internally by Sunrise. The operations of Opus have been included in Sunrise’s consolidated financial statements since December 4, 2014. Non-controlling interest at December 31, 2014 related to the ownership interest Sunrise did not have in Opus.

The consolidated financial statements of Sunrise were prepared in accordance with U.S. GAAP. In the fourth quarter of 2013, Sunrise’s management made the strategic decision to focus solely on the processing business. The fresh produce business was classified as discontinued operations in Sunrise’s consolidated financial statements incorporated by reference herein.

Components of Revenues and Expenses of Sunrise

Revenues

Sunrise is principally involved in the processing, packaging and selling of frozen strawberries, as well as other fruits, from its facilities in California, Kansas and Mexico, to retail, foodservice and industrial customers.

Sunrise’s product revenues consist primarily of sales of frozen fruit, which is packaged and processed in processing plants and sold to customers. Sales of frozen fruit are recognized as revenue upon passing of title and risk when a third-party shipper is used, persuasive evidence of an arrangement exists, collectability is reasonably assured, and upon acceptance of delivery by the customer.

Service revenues are derived from blast freezing, cooling and cold storage for third parties, and are recorded when services are performed.

Rental revenues are generated by subleasing farmland to third parties. Historically, the sublease agreements renew annually.

Financing revenues consist of interest income on loans to growers. Sunrise’s wholly-owned subsidiary Farm Capital is a licensed chartered lending institution that originates secured and unsecured loans to third-party growers in California, earning interest income on the borrowings. As of June 30, 2015, Sunrise had only one loan outstanding to a long-time grower and provider of freezer strawberries.

Most of Sunrise’s revenues are derived from customers located in the United States. At December 31, 2014, two customers accounted for 25% and 19% of Sunrise’s accounts receivable, respectively, and Sunrise generated approximately 24% and 18% of its revenues in 2014 from these two customers.

Cost of revenues reflects the inventory cost of the product sold. Product costs include fruit costs, ingredients, packaging, wages to process the fruit, rents and utilities, supplies and depreciation. Cost of revenues also included cold storage and handling costs, as well as shipping costs.

Expenses

Selling expenses include personnel costs related to sales and marketing personnel, brokerage fees and commissions paid to outside companies, and market research and trade show expenses.

General and administrative expenses include personnel costs for headquarters staff, such as executive, finance and accounting, information technology, human resources, legal, accounting, tax, corporate insurance and benefits personnel.

Results of Operations of Sunrise

In the following discussion of our results of operations, we make comparisons between the six-month interim periods ended June 30, 2015 and 2014 as well as among the year ended December 31, 2014, the 2013 Successor Period as supplemented by the 2013 Predecessor Period and the year ended December 31, 2012. The 2013 Successor Period reflects the impact of purchase accounting and merger and advisory costs of related to the Paine Acquisition. The following table presents our consolidated statements of operations for the periods indicated.

	Successor				Predecessor
(in thousands of U.S. dollars)	Six Months Ended June 30,		Year Ended December 31,	Period from March 19 to December 31,	Period from January 1 to March 18,	Year Ended December 31,
	2015	2014	2014	2013	2013	2012
Revenues:
Product, net	$139,297	$123,719	$249,358	$162,380	$32,858	$141,466
Service, net	4,553	1,740	4,199	1,498	224	1,923
Rental	1,427	1,637	3,202	—	—	—
Financing	66	19	71	222	107	341

Total revenues	145,343	127,115	256,830	164,100	33,189	143,730
Cost of revenues	125,419	104,985	213,180	135,716	25,265	113,911

Gross profit	19,924	22,130	43,650	28,384	7,924	29,819

Operating expenses:
Selling	1,850	1,862	3,669	3,121	576	3,443
General and administrative	10,198	11,236	21,013	17,491	2,523	10,279
Transaction and transition costs	215	658	912	8,545	6,445	410

Total operating expenses	12,263	13,756	25,594	29,157	9,544	14,132

Income (loss) from operations	7,661	8,374	18,056	(773)	(1,620)	15,687
Other expense (income), net	373	(4,602)	(4,603)	—	(1)	(15)
Interest expense, net	5,068	3,915	8,395	4,170	3,485	5,000

Income (loss) from continuing operations before income tax (expense) benefit	2,220	9,061	14,264	(4,943)	(5,104)	10,702
Income tax (expense) benefit	(786)	(3,078)	(4,652)	330	1,286	(4,051)

Net income (loss) from continuing operations	$1,434	$5,983	$9,612	$(4,613)	$(3,818)	$6,651

Net (income) loss attributed to non-controlling interest	(238)	—	48	—	—	—
(Loss) income from discontinued operations, net	—	—	—	(233)	346	1,497

Net income (loss)	$1,196	$5,983	$9,660	$(4,846)	$(3,472)	$8,148

Comparison of the Six Months Ended June 30, 2015 to the Six Months Ended June 30, 2014

Revenues. Total revenues for the six months ended June 30, 2015 increased 14.3% to $145.3 million from $127.1 million for the six months ended June 30, 2014, reflecting price increases and increased volumes from certain of Sunrise’s key customers.

Gross Profit. Gross profit decreased $2.2 million, or 10.0%, to $19.9 million for the six months ended June 30, 2015, compared with $22.1 million for the six months ended June 30, 2014. As a percentage of revenues, gross profit for the six months ended June 30, 2015 was 13.7% compared to 17.4% for the six months ended June 30, 2014. During the second half of 2014, strawberry costs increased after pricing had been established for certain of Sunrise’s customers. Additionally, available strawberry crops over the second half of 2014 fell short of demand industry-wide, causing Sunrise to purchase higher-priced frozen fruit from third parties in the first quarter of 2015 to fill existing orders. These factors led to an increased cost of revenues as a percentage of revenues for the six months ended June 30, 2015 compared with the six months ended June 30, 2014.

Operating Expenses. Operating expenses decreased by $1.5 million, or 10.9%, to $12.3 million for the six months ended June 30, 2015, compared with $13.8 million for the six months ended June 30, 2014. As a percentage of revenues, operating expenses were 8.4% for the six months ended June 30, 2015, compared with 10.8% for the six months ended June 30, 2014. Operating expenses in the six months ended June 30, 2014 included certain consulting fees as well as costs related to acquisitions that did not occur in the six months ended June 30, 2015. In addition, incentive compensation expense declined in the six months ended June 30, 2015 compared with the six months ended June 30, 2014.

Other Income, Net. Other income, net in the six months ended June 30, 2015 is primarily due to foreign currency translation effects relating to Opus. Other income, net in the six months ended June 30, 2014 included $3.4 million in insurance recoveries related to a misappropriation of cash by a single employee over a period of several years and a $1.2 million gain on acquisition.

Interest Expense, Net. The increase in interest expense of $1.2 million to $5.1 million for the six months ended June 30, 2015, compared with $3.9 million for the six months ended June 30, 2014, was primarily due to increased balances under Sunrise’s senior revolving credit facility and term loan.

Income Tax Expense. Income tax expense for the six months ended June 30, 2015 was $0.8 million, or 35.4% of income before income tax expense, compared with $3.1 million, or 34.0% of income before income tax expense, for the six months ended June 30, 2014.

Net Income From Continuing Operations. Net income from continuing operations for the six months ended June 30, 2015 was $1.4 million, a decrease of 76% from $6.0 million for the six months ended June 30, 2014, due primarily to the insurance recovery and the gain on acquisition described above.

Comparison of the Year Ended December 31, 2014 to the 2013 Successor Period and the 2013 Predecessor Period

Revenues. Total revenues increased to $256.8 million for the year ended December 31, 2014 from $164.1 million for the 2013 Successor Period and $33.2 million for the 2013 Predecessor Period, reflecting a full year of increased sales from Packers, which was acquired in June 2013, increased sales to existing customers and new rental and service revenues from Pacific Ridge, which was acquired in January 2014.

Gross Profit. Gross profit increased to $43.7 million for the year ended December 31, 2014 from $28.4 million for the 2013 Successor Period and $7.9 million for the 2013 Predecessor Period. As a percentage of revenues, gross profit was 17.0% in 2014, compared with 17.3% in the 2013 Successor Period and 23.9% in the 2013 Predecessor Period. Negatively impacting the gross profit percentage were increased commodity costs and higher processing costs through the second half of 2014, partially offset by a decline in amortization of inventory fair value adjustments from $7.6 million in the 2013 Successor Period to $0.4 million in the year ended December 31, 2014.

Operating Expenses. Total operating expenses decreased to $25.6 million in 2014 from $29.2 million for the 2013 Successor Period and $9.5 million for the 2013 Predecessor Period, reflecting lower transaction costs of

$0.9 million in 2014, compared with $8.5 million in the 2013 Successor Period and $6.4 million in the 2013 Predecessor Period. Transaction costs for the 2013 Successor Period and Predecessor Period consisted of advisory, deal and legal fees, as well as other costs related to the Paine Acquisition. General and administrative expenses increased in 2014, primarily reflecting the full year impact of the amortization of intangibles as a result of the application of purchase accounting in connection with the Paine Acquisition.

Other Income, Net. Other income, net for the year ended December 31, 2014 reflected the insurance recovery of $3.4 million and gain on acquisition of $1.2 million described under “—Comparison of the Six Months Ended June 30, 2015 to the Six Months Ended June 30, 2014—Other Income, Net.”

Interest Expense, Net. Interest expense increased to $8.4 million for the year ended December 31, 2014 from $4.2 million for the 2013 Successor Period and $3.5 million for the 2013 Predecessor Period, primarily due to increased interest payments in 2014 relating to increased outstanding principal balances following the amendment of Sunrise’s credit facilities in February 2014.

Income Tax Expense. Income tax expense was $4.7 million, or 32.6% of income before income tax expense, for the year ended December 31, 2014, compared with an income tax benefit of $0.3 million, or 6.7% of the loss before income tax benefit, for the 2013 Successor Period and $1.3 million, or 25.2% of the loss before income tax benefit, for the 2013 Predecessor Period. The effective tax rate in the 2013 Successor Period reflected the tax effect of transaction costs related to the Paine Acquisition.

Net Income From Continuing Operations. Net income from continuing operations for the year ended December 31, 2014 was $9.6 million, compared to a net loss from continuing operations of $(4.6) million for the 2013 Successor Period and $(3.8) million for the 2013 Predecessor Period, as a result of the factors discussed above.

Comparison of the 2013 Successor Period and the 2013 Predecessor Period to the Year Ended December 31, 2012

Revenues. Total revenues increased to $164.1 million for the 2013 Successor Period and $33.2 million for the 2013 Predecessor Period from $143.7 million for the year ended December 31, 2012, primarily reflecting the development of a new product for an existing foodservice customer, the addition of new customers, including through the Packers acquisition in June 2013, and growth in sales volumes from certain key existing retail customers.

Gross Profit. Gross profit increased to $28.4 million for the 2013 Successor Period and $7.9 million for the 2013 Predecessor Period from $29.8 million for the year ended December 31, 2012. As a percentage of revenues, gross profit was 17.3% in the 2013 Successor Period and 23.9% in the 2013 Predecessor Period, compared with 20.7% in 2012. Gross profit was negatively impacted by amortization of inventory fair value adjustments of $7.6 million in the 2013 Successor Period due to the application of purchase accounting in connection with the Paine Acquisition.

Operating Expenses. Total operating expenses increased to $29.2 million for the 2013 Successor Period and $9.5 million for the 2013 Predecessor Period from $14.1 million in 2012, reflecting transaction costs in the 2013 Successor Period relating to the Paine Acquisition as well as an increase in general and administrative expense to $17.5 million in the 2013 Successor Period from $10.3 million in 2012, primarily as a result of an increase in the amortization of intangibles recognized as a result of the application of purchase accounting in connection with the Paine Acquisition.

Other Income, Net. Other income, net decreased to $1,000 for the 2013 Predecessor Period from $15,000 for the year ended December 31, 2012.

Interest Expense, Net. Interest expense increased to $4.2 million for the 2013 Successor Period and $3.5 million for the 2013 Predecessor Period from $5.0 million for the year ended December 31, 2012, primarily due to Sunrise’s entry into credit facilities on March 19, 2013 and increased interest payments in connection with increased term loan borrowings thereunder.

Income Tax Expense. Income tax benefit was $0.3 million, or 6.7% of the loss before income tax benefit, for the 2013 Successor Period and $1.3 million, or 25.2% of the loss before income tax benefit, for the 2013 Predecessor Period, compared with income tax expense of $4.1 million, or 37.9% of the income before income tax expense, for the year ended December 31, 2012.

Net (Loss) Income From Continuing Operations. Net loss from continuing operations was $(4.6) million for the 2013 Successor Period and $(3.8) million for the 2013 Predecessor Period, compared with net income of $6.7 million for the year ended December 31, 2012, as a result of the factors discussed above.

Loss From Discontinued Operations, Net. Loss from discontinued operations, net in the 2013 Successor Period and income from discontinued operations, net in the 2013 Predecessor Period reflected the cessation of Sunrise’s fresh produce business operations in the fourth quarter of 2013, when Sunrise’s management made the strategic decision to focus solely on the growing and more profitable processing business. The fresh produce business was classified as discontinued operations in Sunrise’s consolidated financial statements for the Successor Period, Predecessor Period and the year ended December 31, 2012.

Cash Flows of Sunrise

The following table presents summary cash flow information for the periods indicated.

	Successor				Predecessor
(in thousands of U.S. dollars)	June 30,		December 31,	March 18 to December 31,	January 1 to March 18,	December 31,
	2015	2014	2014	2013	2013	2012
Net cash provided by (used in) operating activities	$(17,504)	$4,653	$(3,097)	$(3,953)	$11,016	$3,372
Net cash provided by (used in) investing activities	(8,556)	(14,088)	(25,855)	(13,216)	(928)	(1,593)
Net cash provided by (used in) financing activities	25,988	1,298	18,490	26,793	(9,198)	(1,768)

Cash Flows for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Cash increased $0.2 million in the first half of 2015 to $0.3 million as of June 30, 2015, compared with $0.1 million as of December 31, 2014, which primarily reflected the following sources of cash:

•	net borrowings under Sunrise’s senior revolving credit facility of $13.5 million;

•	proceeds from the issuance of debt of $10.0 million; and

•	proceeds from capital lease of $3.9 million.

These sources of cash were mostly offset by:

•	cash used in operating activities of $17.5 million;

•	capital expenditures for additions to plant and equipment of $8.6 million; and

•	principal payments on long-term debt and capital lease obligations of $1.4 million.

Net cash used in operating activities was $17.5 million for the six months ended June 30, 2015, compared with net cash provided by operating activities of $4.7 million for the same period in 2014, a decrease in cash provided of $22.2 million, resulting from an increase in inventory reflecting seasonal inventory growth and growth in Sunrise’s business.

Net cash used in investing activities was $8.6 million for the six months ended June 30, 2015, compared with $14.1 million for the same period in 2014, a decrease in cash used of $5.5 million. This decrease reflects the $10.8 million investment in the acquisition of Pacific Ridge in January 2014, partially offset by a $5.3 million increase in capital expenditures related to growth and expansion investments.

Net cash provided by financing activities was $26.0 million for the six months ended June 30, 2015, compared with $1.3 million for the same period in 2014, an increase in cash provided of $24.7 million, which mainly reflected a net increase in borrowings under Sunrise’s senior revolving credit facility of $13.5 million and as well as a $10.0 million increase in term loan debt and $3.9 million in capital lease financing.

Cash Flows for 2014 Compared to the 2013 Successor Period and the 2013 Predecessor Period

Cash declined to $0.1 million as of December 31, 2014, compared with $10.6 million as of December 31, 2013, which primarily reflected the following uses of cash:

•	a distribution to stockholders of $40.0 million;

•	cash paid for acquisitions of $18.2 million;

•	capital expenditures for additions to plant and equipment of $7.8 million; and

•	cash used in operating activities of $3.1 million.

These uses of cash were mostly offset by:

•	proceeds from issuance of debt of $45.6 million, which funded the $40.0 million distribution to stockholders; and

•	net borrowings on Sunrise’s senior revolving credit facility of $17.9 million.

Net cash used in operating activities was $3.1 million in 2014, compared with net cash used of $4.0 million in the 2013 Successor Period and net cash provided of $11.0 million in the 2013 Predecessor Period. Net cash used in operating activities in 2014 reflected increased inventory build-up to support growth in sales to Sunrise’s customers.

Net cash used in investing activities was $25.9 million in 2014, compared with $13.2 million in the 2013 Successor Period and $0.9 million in the 2013 Predecessor Period. The increase in net cash used in investing activities in 2014 mainly reflected $18.2 million of cash paid to acquire 100% of Pacific Ridge Farms, LLC and 75% of Opus in 2014.

Net cash provided by financing activities was $18.5 million in 2014, compared with net cash provided of $26.8 million in the 2013 Successor Period and net cash used of $9.2 million in the 2013 Predecessor Period. Net cash provided by financing activities in 2014 reflected $17.9 million of net increases in borrowings on Sunrise’s revolving credit facility and $45.6 million of proceeds from issuance of debt in connection with Sunrise’s amendment of its credit facilities in February 2014, offset by a $40.0 million distribution to stockholders and the use of cash for repayment of debt.

Cash Flows for the 2013 Successor Period and the 2013 Predecessor Period Compared to 2012

Cash was $10.6 million as of December 31, 2013, compared with $0.04 million as of December 31, 2012, which primarily reflected the following sources of cash:

•	proceeds from issuance of debt of $80.0 million in connection with entry into Sunrise’s credit facilities in 2013 in the 2013 Successor Period;

•	cash provided by operating activities of $11.0 million in the 2013 Predecessor Period; and

•	borrowings on Sunrise’s senior revolving credit facility of $9.4 million in the 2013 Successor Period.

These sources of cash were mostly offset by the following uses of cash:

•	repayments of long-term debt and capital lease obligations of $40.1 million in the 2013 Successor Period and $1.0 million in the 2013 Predecessor Period;

•	repayment on Sunrise’s senior revolving credit facility of $20.5 million in the 2013 Successor Period and $8.2 million in the 2013 Predecessor Period;

•	cash paid for acquisitions of $11.4 million in the 2013 Successor Period; and

•	cash used in operating activities of $4.0 million in the 2013 Successor Period.

Net cash used in operating activities was $4.0 million in the 2013 Successor Period and net cash provided by operating activities was $11.0 million in the 2013 Predecessor Period, compared with net cash provided by operating activities of $3.4 million in 2012. Net cash provided by operating activities in the 2013 Predecessor Period was primarily due to the reduction of inventory typical in the first quarter.

Net cash used in investing activities was $13.2 million in the 2013 Successor Period and $0.9 million in the 2013 Predecessor Period, compared with $1.6 million in 2012. Cash used in investing activities in the 2013 Successor Period mainly reflected Sunrise’s acquisition of Packers Food Products, Inc. on June 28, 2013 for a total purchase price of $14.5 million, consisting of $12.0 million in cash and $2.5 million in equity interests of SGF Produce Holdings, LLC, which was contributed to Sunrise to effect the transaction. In addition, Sunrise purchased the offices and warehouse of Packers Food Products, Inc. in the 2013 Successor Period.

Net cash provided by financing activities was $26.8 million in the 2013 Successor Period and net cash used in financing activities was $9.2 million in the 2013 Predecessor Period, compared with net cash used of $1.8 million in 2012. Net cash provided by financing activities in the 2013 Successor Period mainly reflected $80.0 million of proceeds from issuance of debt and $9.4 million of borrowings on Sunrise’s senior revolving credit facility in connection with Sunrise’s entry into new credit facilities in 2013, partially offset by repayment of long-term debt and capital lease obligations of $40.1 million and repayment on Sunrise’s senior revolving credit facility of $20.5 million.

Off-Balance Sheet Arrangements of Sunrise

There are currently no off-balance sheet arrangements of Sunrise that are reasonably likely to have a future material effect on our financial condition.

Contractual Obligations of Sunrise

The table below sets forth information about Sunrise’s capital lease obligations and operating leases as of December 31, 2014.

(in thousands of U.S. dollars)	Total	2015	2016-17	2018-19	Thereafter
Capital lease obligations	1,240	489	656	95	—
Operating leases	12,910	4,359	7,216	1,335	—

Capital lease obligations of Sunrise presented in the table above represent future minimum lease payments under its capital lease agreements for certain equipment and vehicles.

Operating lease commitments of Sunrise presented in the table above represent future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2014, including farmland and facility leases, and exclude sublease income. Total operating lease commitments, net of sublease income, would be $10.5 million. For the year ended December 31, 2014, Sunrise’s total rent expense for continuing operations was $5.3 million and sublease income was $3.1 million.

In addition, as of December 31, 2014, Sunrise had outstanding indebtedness under the credit facilities and the Opus promissory notes described under “—Pro Forma Liquidity and Capital Resources—Sunrise Indebtedness” below. Substantially concurrently with the consummation of the Sunrise Acquisition, we expect to fully pay off the outstanding term loan and revolving loan balances, and terminate all obligations and commitments, under the Sunrise’s credit facilities.

Sunrise generally does not have long-term purchase commitments with its suppliers but maintains standard processing purchase agreements with strawberry vendors and purchases fruit supplies through purchase orders with strawberry vendors and various other fruit growers. See “Business—Sunrise—Suppliers.”

Pro Forma Liquidity and Capital Resources

Following the consummation of the Sunrise Acquisition, we expect that our primary funding needs will be:

•	funding our ongoing operations and the integration of Sunrise into our operations;

•	financing any future strategic acquisitions that we decide to undertake consistent with our strategy; and

•	funding our debt service requirements.

We have the following sources from which we can fund our capital requirements:

•	existing cash and cash equivalents;

•	cash flows generated from operating activities;

•	available operating lines of credit;

•	potential additional long-term financing, including the offer and sale of debt and/or equity securities; and

•	potential sales of non-core assets.

As of July 4, 2015, we had approximately $98.0 million in undrawn availability under our North American and European credit facilities, and after giving effect to the Transactions and our expected renegotiation of our North American and European credit facilities, as described under “—SunOpta and SunOpta Foods Indebtedness” below, we anticipate maintaining this level of liquidity. We believe our liquidity will be sufficient to meet our needs as a combined company over the next twelve months and for the foreseeable future, subject to our ability to negotiate a renewal of our North American and European credit facilities and other risks, such as those described under “Risk Factors—Risks Related to Our Indebtedness.”

Following the Transactions, we expect to continue to have access to capital to support further acquisitions and strategic growth initiatives, aided by the balance sheet and cash flow expected from the combined business of SunOpta and Sunrise. Among other things, we expect that Sunrise’s balance sheet and the complementary seasonal working capital demands of the Sunrise business will improve our borrowing base under our North American credit facilities and, consequently, our ability to borrow under those facilities throughout the year. After giving effect to Transactions, we have targeted a level of leverage at approximately 5 times pro forma Adjusted EBITDA within our SunOpta Foods business. We have also targeted de-levering within our SunOpta Foods business 1.0 to 1.5 times over the first 18 months following the Sunrise Acquisition. However, these targets are forward-looking statements, and we cannot guarantee that we will be successful in meeting these targets.

We expect to incur integration-related costs in the range of $10 million to $12 million over the first two years following the completion of the Sunrise Acquisition. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Sunrise Acquisition and the integration of our companies.

SunOpta and SunOpta Foods Indebtedness

Our North American credit facilities consist of secured revolving credit facilities of C$10.0 million (or the equivalent U.S. dollar amount) and $165.0 million, as well as an additional $50.0 million in availability upon the exercise of an uncommitted accordion feature. These facilities mature on July 27, 2016, with the outstanding principal amount repayable in full on the maturity date. At July 4, 2015, we had $29.5 million of indebtedness outstanding under our North American credit facilities.

We intend to negotiate a renewal of our credit facilities after the consummation of the Sunrise Acquisition and before the end of fiscal 2015, which we expect to consolidate both the North American and European credit facilities. However, we cannot guarantee that we will be able to complete the renewal of those facilities by that time, or at all. See “Risk Factors—Risks Related to Our Indebtedness—Our business may be materially and adversely affected if we are unable to renew our North American credit facilities when they become due on July 27, 2016.”

See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” of our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015 for further discussion of our credit facilities and other sources of liquidity and capital resources.

As described under “Summary—The Transactions,” we have committed bridge financing of up to $430.0 million to support the financing of the Sunrise Acquisition through a combination of debt and equity financing. We intend to use borrowings under our existing North American credit facilities to fund the balance of the Sunrise transaction value, as well as any acquisition-related and financing-related costs.

Sunrise Indebtedness

Sunrise’s credit facilities consist of a revolving credit facility with a maximum borrowing of $50.0 million and an aggregate principal term loan amount of $135.0 million under a credit agreement, dated as of March 19, 2013, among Sunrise Growers, Farm Capital and Pacific Ridge Farms, LLC, as borrowers, Sunrise Holdings, as a guarantor, certain financial institutions as lenders and Bank of Montreal, as administrative agent, as amended from time to time. As of June 30, 2015, the outstanding principal balance under Sunrise’s revolving credit facility was $31.3 million, with an interest rate of 6.75%, and the outstanding principal balance of term borrowings was $133.1 million, with an interest rate priced using the London InterBank Offered Rate interest option of 5.5%.

We have agreed to repay or cause to be repaid the aggregate amount of all outstanding obligations under Sunrise’s credit facilities as a condition to closing of the Sunrise Acquisition. We expect that upon the closing of the Sunrise Acquisition, we will have repaid in full the obligations thereunder and obtained the full release of and termination of any liens and guarantees in connection therewith.

Sunrise’s remaining indebtedness as of June 30, 2015 consisted of (1) capital lease obligations under master equipment lease and other capital lease agreements in an aggregate principal amount of $3.9 million and (2) Opus promissory notes in an aggregate principal amount of $0.3 million. As of December 31, 2014, the promissory notes issued by Sunrise’s Mexican entity Opus were due at various dates in 2015 and 2016, with interest paid monthly when due. As of June 30, 2015, the interest rate was approximately 9.5%.

Capital Expenditures

Capital expenditures may vary depending on our future business expansion plans. In 2014, we made capital expenditures of $19.9 million, primarily related to expansion of our premium juice and aseptic production facilities, expansion of storage capacity at our Bulgarian grains handling and processing facility and completion of our cocoa processing facility in the Netherlands. In the two quarters ended July 4, 2015, we made capital expenditures of $15.4 million, primarily related to the retrofit of our premium juice facility and expansion of our Allentown facility.

Sunrise made capital expenditures of approximately $7.8 million in 2014, primarily related to purchases of food processing equipment and the expansion of its Kansas processing facility, and approximately $8.6 million in the six months ended June 30, 2015, primarily related to the expansion of its Kansas processing facility and purchases of new equipment. As of June 30, 2015, Sunrise had outstanding capital expenditures commitments of approximately $2.5 million for expansion of processing at its Mexico facility and new equipment purchases.

BUSINESS

Incorporation by Reference of Business Description of SunOpta

We incorporate by reference herein “Item 1. Business” of our Annual Report on Form 10-K for the fiscal year ended January 3, 2015 and “Part II—Item 1. Legal Proceedings” of our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015.

The remainder of this “Business” section describes the business operations of Sunrise after giving effect to the Sunrise Acquisition.

Sunrise

Sunrise is a leading processor of conventional and organic frozen fruit, focused on freezing, packaging and selling fruit to a diversity of retail, foodservice and other customers. Sunrise is currently the top provider of IQF private-label frozen fruit in the U.S., offering its customers strawberries, blueberries, mangoes, cherries, raspberries, peaches and other fruits, as well as a variety of blends. Sunrise operates five manufacturing facilities in California, Kansas and Mexico and serves a diversity of customers in the retail, foodservice and industrial channels.

Sunrise’s sales are divided into two channels, retail and foodservice and other, which accounted for 63% and 37% of revenues, respectively, in 2014. Sunrise offers its customers a variety of packaging options, including tubs, stand-up pouches and cups.

Specific strategies of Sunrise in the last several years have included the following:

•	reorienting its product mix to exclusively focus on frozen fruits, the fastest growing segment of the frozen food category;

•	diversifying its customer base by building its foodservice channel and broadening its retailer base;

•	expanding its operations through acquisitions in North America;

•	continuing to implement a global sourcing strategy by entering into partnerships and strategic alliances with fruit producers outside North America, including a recent partnership with a Costa Rican pineapple producer and exploration of potential strategic partnerships in countries in Europe, North Africa, South America and Southeast Asia;

•	producing and growing a full line of customer-driven organic offerings; and

•	developing a successful single-serve fruit cup line and expanding it to retail customers.

Operations and Products

Sunrise provides conventional and organic frozen fruit products that are primarily consumer-packaged for retailers and packaged and bulk frozen fruit for foodservice distributors and operators.

Sunrise’s products include an assortment of fruits and blends with both conventional and organic products that reach retail and foodservice channels. Sunrise produces a variety of packaging formats, including tubs, stand-up pouches, cups and polybags, to address the needs of its retail and foodservice customers. Utilizing its diverse offerings, Sunrise works collaboratively with its customers to develop product solutions that meet their needs.

Competition

Sunrise’s retail channel faces competition from both branded and private label frozen fruit providers. It sources raw fruit materials from a number of domestic and worldwide growers and freezes and packages in-house, providing a low-cost advantage over many competitors. Additionally, Sunrise is currently the largest provider of private label frozen fruit in the United States.

Sunrise’s foodservice channel competes primarily with significantly smaller frozen fruit providers, most of whom offer only one commodity and lack in-house IQF capabilities.

Customers

Sunrise is the largest supplier of the U.S. private-label retail frozen fruit market, including large retailers and club stores, and also supplies food service distributors, including the USDA, and quick service and casual dining restaurants located principally in North America. Sunrise generally conducts its business with customers on the basis of purchase orders and price quotations, without other formal agreements related to minimum or maximum supplies or pricing terms.

Suppliers

Sunrise’s raw materials are subject to the availability of fresh and frozen fruit supply, which is based on conditions that are beyond its control. Fresh fruits are sourced directly from a large number of growers throughout the United States, Mexico and Costa Rica. Sunrise believes its scale and location close to growing areas makes it an attractive customer for fruit growers. Frozen fruits are sourced directly from a number of suppliers throughout the Americas and Europe. Sunrise maintains standard processing purchase agreements with strawberry vendors and purchase orders with strawberry vendors and various other fruit growers.

Regulation

Sunrise is subject to a wide range of governmental regulations and policies in various countries and regions, including the U.S. and Mexico. These laws, regulations and policies are implemented, as applicable in each jurisdiction, on the national, federal, state, provincial and local levels. For example, Sunrise is affected by laws and regulations related to the processing, packaging and sale of food, including wholesale operations; and product labelling and marketing, food safety and food defense. Sunrise is also affected by government-sponsored price supports, acreage set aside programs and a number of environmental regulations.

Sunrise is subject to similar U.S. regulations as our SunOpta Foods segment. For more information on the U.S. regulations affecting our SunOpta Foods segment, see “Item 1. Business—Regulation—SunOpta Foods—U.S. Regulations” in our Annual Report on Form 10-K for the fiscal year ended January 3, 2015 incorporated by reference herein.

Sunrise is also subject to non-U.S. regulations in countries where it has operations, including Mexico, including regulations regarding processing, packaging and sales of food products, labor relations and profit-sharing with employees.

Properties

Sunrise operates three processing facilities in California and additional processing facilities in Kansas and Mexico. Sunrise owns one of its California processing facilities, as well as its Kansas and Mexico facilities. Sunrise leases its remaining processing facilities and its headquarters in Placentia, California. Sunrise also leases farmland that it subleases to growers in return for favorable supply agreements.

Employees

As of June 30, 2015, Sunrise had approximately 300 full-time employees in the U.S. and Mexico, plus over 2,000 seasonal employees. Sunrise directly employs a significant number of seasonal employees in the United States and Mexico each year, ranging from a low of approximately 200 to over 2,000 individuals during its peak seasons.

Legal Proceedings

In April 2013, a class-action complaint, in the case titled De Jesus, et al. v. Frozsun, Inc. d/b/a Frozsun Foods, alleging various wage and hour violations was filed against Sunrise Growers (then named Frozsun, Inc.) in California Superior Court, Santa Barbara County seeking damages, equitable relief and reasonable attorneys’ fees. This case includes claims for failure to pay all hours worked, failure to pay overtime wages, meal and rest period violations, waiting-time penalties, improper wage statements and unfair business practices. The putative class includes approximately 4,000 to 4,500 non-exempt hourly employees from Sunrise’s production facilities in Santa Maria and Oxnard, California. As of the date of this prospectus supplement, the parties are engaged in pre-class certification discovery. Sunrise is unable to estimate any potential liabilities relating to this proceeding, and any such liabilities could be material.

From time to time, Sunrise is involved in litigation incidental to the ordinary conduct of its business, including actions filed by former employees and parties to contracts and leases. As of June 30, 2015, Sunrise had accrued $0.5 million to cover the anticipated settlement of one of its litigation matters. While the ultimate results of claims and litigation cannot be predicted with certainty, Sunrise’s management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material adverse effect on Sunrise’s business, financial condition or results of operations.

TAX CONSIDERATIONS

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences of the purchase, ownership and disposition of the common shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the income tax treaty between the United States and Canada (the “Convention”), (ii) whose common shares are not, for purposes of the Convention, effectively connected with a permanent establishment in Canada, (iii) who otherwise qualify for the full benefits of the Convention, and (iv) who acquire common shares in this offering and hold such common shares as capital assets for United States federal income tax purposes (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares that is for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or will own, directly, indirectly or constructively, 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares, you should consult your tax advisors regarding the United States federal income tax treatment of the purchase, ownership and disposition of the common shares.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of the common shares, you are urged to consult your own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of the common shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of any distributions on the common shares (including any amounts withheld to reflect Canadian withholding taxes, as described in “—Certain Canadian Federal Income Tax Considerations—Taxation of Dividends”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. For these purposes, a foreign corporation is treated as a qualified foreign corporation (i) if such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. The United States Treasury Department has determined that the Convention meets the requirements described in clause (i) above, and we believe that we will be eligible for the benefits of the Convention. In addition, United States Treasury Department guidance indicates that our common shares, which are listed on the NASDAQ Global Select Market, are readily tradable on an established securities market in the United States for purposes of clause (ii) above, although there can be no assurance that our common shares will continue to be so treated in later years. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax pursuant to the Convention on dividends paid to you is currently 15%. You may be required to properly demonstrate to us and the Canadian tax authorities your entitlement to the reduced rate of withholding under the Convention. Subject to certain conditions and limitations, any Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as non-United States source income and will generally constitute passive category income. However, in certain circumstances, if you have held the common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any Canadian withholding taxes imposed on dividends paid on the common shares. If you do not elect to claim a United States foreign tax credit, you may instead claim a deduction for Canadian income tax withheld, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution on the common shares will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

For United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange or other taxable disposition of the common shares in an amount equal to the difference between the amount realized for the common shares and your tax basis in the common shares, both as determined in U.S. dollars. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid in respect of the common shares and the proceeds from the sale, exchange or redemption of the common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments unless you provide a taxpayer identification number and comply with applicable certification requirements, or otherwise demonstrate your exempt status.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service (“IRS”) in a timely manner.

Certain United States Holders are required to report information relating to our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held the common shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the common shares.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Canadian Tax Act”) and the regulations thereunder to a purchaser who acquires common shares pursuant to this offering and who, for purposes of the Canadian Tax Act and at all relevant times: (i) deals at arm’s length and is not affiliated with SunOpta or the underwriters; (ii) holds the common shares as capital property; (iii) is not resident or deemed to be resident in Canada; (iv) does not use or hold and is not deemed to use or hold the common shares in connection with a trade or business carried on or deemed to be carried on in Canada; and (v) whose shares do not constitute “taxable Canadian property” for purposes of the Tax Act (a “Non-Resident Holder”). The common shares will generally be considered to be capital property to a Non-Resident Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules which are not discussed herein may apply to “financial institutions” (as defined in the Canadian Tax Act), to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere and to an “authorized foreign bank” (as defined in the Canadian Tax Act) and, accordingly, such persons should consult their own tax advisors.

This summary is of a general nature only, based upon the current provisions of the (i) Canadian Tax Act and its regulations, (ii) the Convention in force as of the date of this prospectus supplement, and (iii) counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency. The summary takes into account all specific proposals to amend the Canadian Tax Act which had been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus supplement. There can be no assurances that any announced proposals to amend the Canadian Tax Act will be implemented in their current format or at all. The summary is not exhaustive of all possible Canadian income tax consequences, and except for announced proposals, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in our common shares and is not intended to be legal or income tax advice to any Non-Resident Holder. Consequently, Non-Resident Holders and prospective Non-Resident Holders should consult their own income tax advisors for advice with respect to the Canadian income tax consequences of an investment in common shares based on their particular circumstances.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares including income, gain or profit, adjusted cost base and proceeds of disposition must be converted to Canadian dollars based on the relevant prevailing exchange rate at the time such amounts arise in accordance with the detailed rules in the Canadian Tax Act.

Taxation of Dividends

Dividends paid or credited on our common shares or deemed under the Canadian Tax Act to be paid or credited on our common shares, to a Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. Under the Convention, the withholding tax rate in respect of a dividend paid or credited to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Convention, is generally reduced to 15%. Not all persons who are residents of the United States for purposes of the Convention will qualify for full benefits under the Convention. The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory. Non-Resident Holders are advised to consult their own tax advisors in this regard.

Taxation of Capital Gains

A Non-Resident Holder generally will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of common shares unless the common shares constitute “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Resident Holder at the time of disposition and the holder is not entitled to relief under an income tax treaty or convention. As long as the common shares are listed at that time on a “designated stock exchange”, which currently includes the NASDAQ Global Select Market and the Toronto Stock Exchange, the common shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, one or more partnerships in which the Non-Resident Holder or such persons holds a membership interest (either directly or indirectly through one or more partnerships), or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of our shares and the common shares derived (directly or indirectly) more than 50% of their fair market value from real or immovable property situated in Canada, Canadian resource properties or timber resource properties, each as defined in the Canadian Tax Act, or options or interests or certain rights in respect of any such property, which we believe will not be the case.

In the case of a Non-Resident Holder that is a resident of the United States and fully entitled to the benefits of the Convention, any capital gain realized by the Non-Resident Holder on a disposition of common shares that would otherwise be subject to tax under the Canadian Tax Act will be exempt from Canadian income tax pursuant to the Convention provided that the value of such common shares is not derived principally from real property situated in Canada (within the meaning of the Convention). Not all persons who are resident of the United States will qualify for the benefits of the Convention. We are of the view that the value of our common shares should not be based principally on real property situated in Canada.

As long as the common shares are listed at the time of their disposition on the NASDAQ Global Select Market, the Toronto Stock Exchange or another “recognized stock exchange” (as defined in the Canadian Tax Act), a Non-Resident Holder who disposes of common shares that are taxable Canadian property will not be required to satisfy the obligations imposed under section 116 of the Tax Act.

Non-Resident Holders whose common shares may be taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of our common shares by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), by plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, and by entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, plans accounts or other arrangements (pursuant to Section 3(42) of ERISA and the regulations promulgated under ERISA by the U.S. Department of Labor) (each, an “ERISA Plan”). Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code (together with the ERISA Plans, the “Plans”); however, such plans may be subject to non-US, federal, state or local laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”) or which otherwise affect their ability to invest in the notes. Any fiduciary of such a governmental, church or foreign plan considering an investment in our common shares should determine the need for, and, if necessary, the availability of, any exemptive relief under such Similar Laws and the regulations issued thereunder.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an ERISA Plan subject to Part 4 of Title I of ERISA and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation with respect to the assets of such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons”, within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of our common shares by an ERISA Plan with respect to which we or any underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of our common shares. Potentially applicable exemptions include PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts, and PTCE 96-23, respecting transactions determined by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide exemptive relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the relevant entity nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control, or renders any investment advice with respect to the assets of any ERISA Plan involved in the transaction, and provided further that the ERISA Plan receives no less (and pays no more) than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring and/or holdings our common shares in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, our common shares should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a prohibited transaction under ERISA, the Code or any applicable Similar Law(s).

Representation

Accordingly, by acceptance of our common shares, each purchaser and subsequent transferee will be deemed to have represented and agreed that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold our common shares (or any interest therein) constitutes assets of any Plan or (ii) the purchase, holding and disposition of our common shares (or any interest therein) by such purchaser or transferee will not constitute or result in a prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any other applicable Similar Laws.

The foregoing discussion is general in nature and is neither intended to be all-inclusive nor should it be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons who are involved in prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing our common shares (and holding our common shares) on behalf of, or with the assets of, any Plan, consult with their counsel (including Canadian counsel) regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of our common shares. Purchasers have exclusive responsibility for ensuring that their purchase and holding of the notes do not violate the fiduciary responsibility or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. Except as otherwise stated herein, the sale of any notes to a Plan is in no respect a representation by us, an underwriter, or any of their respective affiliates or representatives that such an investment meets all legal requirements with respect to such investments by any such Plan generally or any particular Plan, or that such investment is appropriate for such Plans generally or any particular Plan.

UNDERWRITING (CONFLICTS OF INTEREST)

BMO Nesbitt Burns Inc. is acting as representative (the “representative”) of each of the underwriters named below (the “underwriters”). Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters and/or an affiliate of each of the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares set forth below opposite its name below.

Underwriter	Number of Common Shares
BMO Nesbitt Burns Inc.
Citigroup Global Markets Inc.
Rabo Securities USA, Inc.
Canaccord Genuity Inc.
CIBC World Markets Inc.
Scotia Capital (USA) Inc.
Lake Street Capital Markets, LLC
D.A. Davidson & Co.
Imperial Capital, LLC
Octagon Capital Corporation
PI Financial Corp.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and applicable Canadian securities laws or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

This offering is being made concurrently in the United States and the provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan in Canada. Our common shares will be offered in the United States through those underwriters or their U.S. affiliates who are registered to offer the common shares for sale in the United States, and in Canada through those underwriters or their Canadian affiliates who are registered to offer our common shares for sale in applicable Canadian provinces, and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters or their affiliates may offer our common shares outside of the United States and Canada as permitted by applicable law, with global sales led by BMO Nesbitt Burns Inc. and Citigroup Global Markets Inc., as global coordinators and joint book-running managers, and sales in Europe led by BMO Nesbitt Burns Inc., Citigroup Global Markets Inc. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., an affiliate of Rabo Securities USA, Inc., as European joint book-running managers. Rabo Securities USA, Inc., Imperial Capital, LLC, Lake Street Capital Markets, LLC and D.A. Davidson & Co. are not registered to sell securities pursuant to a prospectus in any Canadian jurisdiction and, accordingly, will only sell shares outside Canada.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $         per common share. After the initial offering, the public offering price, the offering price or any other term of the offering may be changed by the representative. Sales of common shares made outside of the United States may be made by affiliates of certain of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional            common shares.

	Per Common Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses to SunOpta Inc.	$	$	$

The public offering price for our common shares, wherever offered, is payable in U.S. dollars, except as may otherwise be agreed by the underwriters.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority and certain other documented expenses incurred in connection with this offering.

Option to Purchase Additional Common Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to             additional common shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and our directors have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 90 days after the date of this prospectus supplement (“lock-up period”) without first obtaining the written consent of the representative, on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of), directly or indirectly, or file or cause to become effective with the Securities and Exchange Commission (the “SEC”) or any Canadian securities commission or authority a registration statement relating to the offering of, any common shares or any securities convertible into or exercisable or exchangeable for common shares or warrants or other rights to acquire common shares;

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic benefits or risks of ownership of the common shares, securities, warrants or other rights to acquire common shares; or

•	with respect to us, accelerate the vesting of any option issued under any stock option plan such that any such option may be exercised within the lock-up period,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Select Market Listing

The common shares are listed on the NASDAQ Global Select Market under the symbol “STKL.”

Toronto Stock Exchange Listing

The common shares are listed on the Toronto Stock Exchange under the symbol “SOY.”

Price Stabilization, Short Positions

Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representative may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, through the Toronto Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Pursuant to Canadian securities laws and the Universal Market Integrity Rules for Canadian Marketplaces, the underwriters may not, throughout the period of distribution, bid for, or purchase our common shares, except in accordance with certain permitted transactions, including market stabilization and passive market-making activities.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. The representative may agree to allocate a number of our common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

Switzerland

Our common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX

Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or our common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of our common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our common shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on our common shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

Our common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

Our common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares may not be circulated or distributed, nor may our common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our common shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Common Shares and Debentures) Regulations 2005 of Singapore.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may in the future receive customary fees, commissions and/or expenses.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the acquisition financing transactions described herein, BMO Nesbitt Burns Inc., Rabo Securities USA, Inc. and/or affiliates of such underwriters have entered into commitments to provide the entire aggregate amount of the Bridge Facilities, which is conditioned, in part, on the closing of the Sunrise Acquisition, including to act as arrangers, lenders and/or agents under the Bridge Facilities and/or to act as initial purchasers or placement agents for the Notes Offering or any other debt securities (including any PIK toggle notes) or equity securities that are utilized to finance, in whole or in part, the Sunrise Acquisition or to refinance any amounts outstanding under the Bridge Facilities (the proceeds of which debt securities or equity securities, together with the proceeds from the issuance of common shares pursuant to this prospectus supplement, are expected to reduce the aggregate commitments of such underwriters and/or their respective affiliates to provide the applicable Bridge Facilities on a dollar-for-dollar basis).

In addition, an affiliate of BMO Nesbitt Burns Inc. is the administrative agent under our North American credit facilities and affiliates of BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Rabo Securities USA, Inc. are lenders under our North American credit facilities, which are expected to be drawn upon in connection with the Transactions, as described in this prospectus supplement. An affiliate of Rabo Securities USA, Inc. is the administrative agent and a lender under our European credit facilities. An affiliate of Scotia Capital (USA) Inc. is the administrative agent and a lender under the Opta Minerals’ credit agreement. Such agents and lenders receive customary fees, commissions and/or expense reimbursement in such capacities.

Conflicts of Interest

We intend to use the net proceeds from this offering in connection with the Sunrise Acquisition, including any net proceeds received from an exercise of the underwriters’ option to purchase additional shares that occur prior to the Sunrise Acquisition, to repay in full outstanding term loan and revolving borrowings under Sunrise’s credit facilities. An affiliate of BMO Nesbitt Burns Inc. is a lender under Sunrise’s credit facilities and will receive more than 5% of the net proceeds of this offering. As a result, BMO Nesbitt Burns Inc. is deemed to have a “conflict of interest” within the meaning of Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Because the common shares to be offered have a bona fide public market, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary. In accordance with Rule 5121, if an underwriter receives more than 5% of the net proceeds from this offering, it will not sell our common shares to a discretionary account without receiving the written approval from the account holder.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common shares will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters with respect to the validity of the common shares being offered hereby will be passed upon for us by Wildeboer Dellelce LLP, Toronto, Ontario. Certain legal matters will be passed upon for the underwriters by Paul Hastings LLP, New York, New York, and Goodmans LLP, Toronto, Ontario.

EXPERTS

The consolidated financial statements of SunOpta Inc. incorporated in this prospectus by reference from SunOpta Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015, and the effectiveness of SunOpta Inc.’s internal control over financial reporting as of January 3, 2015, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of Sunrise Holdings (Delaware) Inc. as of December 31, 2014 and 2013, and for the year ended December 31, 2014, and for the period from March 19, 2013 to December 31, 2013, included as Exhibit 99.2 of our Current Report on Form 8-K, filed on September 15, 2015 and incorporated by reference herein, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in such exhibit, and are incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of SGF Produce Holdings, LLC for the year ended December 31, 2012 and for the period from January 1, 2013 to March 18, 2013, incorporated by reference in this prospectus and elsewhere in the registration statement, have been incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained free of charge from the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Any information that we file after the date of this prospectus supplement and prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and that is deemed “filed” with the SEC is incorporated by reference and will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended January 3, 2015, filed on March 4, 2015;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2015, filed on May 13, 2015, and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015, filed on August 13, 2015;

•	our Current Reports on Form 8-K filed on March 5, 2015 (Items 1.01 and 8.01 (two filings)), April 17, 2015, June 2, 2015, July 7, 2015, August 3, 2015, August 17, 2015 and September 15, 2015; and

•	selected portions of our Proxy Statement on Schedule 14A filed on April 17, 2015 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended January 3, 2015.

In reviewing any agreements incorporated by reference, please remember that they are included to provide you with information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

Also, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (not including Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 under Form 8-K) after the date of this prospectus supplement and prior to termination of the offering to which this prospectus supplement relates shall be deemed to be incorporated by reference herein and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may obtain the documents incorporated by reference into this prospectus supplement from the SEC through the SEC’s website at the address provided above. The documents are also available, free of charge, through our website, www.sunopta.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on or accessible through our website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement. You may also request a copy of these filings at no cost, by making written or telephone requests for such copies to:

SunOpta Inc.

Attn: Investor Relations

2838 Bovaird Drive West

Brampton, Ontario

Canada L7A 0H2

(905) 455-1990

PROSPECTUS

$200,000,000

Senior Debt Securities, Subordinated Debt Securities, Special Shares,

Common Shares, Warrants to Purchase Common Shares and

Units of These Securities

SUNOPTA INC.

This prospectus provides a general description of the securities we may offer from time to time and the general manner in which they may be offered. The specific terms of any securities to be offered, and any other information relating to a specific offering including the specific manner in which the securities may be offered, will be set forth in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

Our common shares are listed on the Nasdaq Global Select Market under the symbol “STKL” and the Toronto Stock Exchange under the symbol “SOY.” On July 1, 2014, the closing price of our common shares on the Nasdaq Global Select Market was $13.92 per share. We will provide information in any applicable prospectus supplement regarding any listing of securities other than our common shares on any securities exchange.

We may offer and sell securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS AUGUST 7 , 2014.

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement, including the information incorporated by reference herein as described under “Information Incorporated by Reference.” We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement. This prospectus and any accompanying prospectus supplement may be used only for the purposes for which they have been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement. If you receive any other information, you should not rely on it. The information contained in this prospectus and any accompanying prospectus supplement is accurate only as of the dates on the cover pages of this prospectus or any accompanying prospectus supplement, as applicable, the information incorporated by reference into this prospectus or any accompanying prospectus supplement is accurate only as of the date of the document incorporated by reference. Any statement made in this prospectus, any accompanying prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any accompanying prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed to constitute a part of this prospectus only to the extent so modified or superseded. See “Information Incorporated by Reference.” We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may from time to time offer and sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will file a supplement to this prospectus with the SEC that will describe the specific terms of the offering and the manner in which the securities will be offered, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add to, update or change the information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus will be superseded by the information in the prospectus supplement. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to under the headings “Available Information” and “Information Incorporated by Reference.”

The information in this prospectus and any prospectus supplement is accurate as of the date on the front cover. Information incorporated by reference into this prospectus and any prospectus supplement is accurate as of the date of the document from which the information is incorporated. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any other date. The representations and warranties contained in any agreement that we have filed as an exhibit to the registration statement of which this prospectus is a part or that we may publicly file in the future may contain representations and warranties made by and to the parties thereto as of specific dates. Those representations and warranties may be subject to exceptions and qualifications contained in separate disclosure schedules, may represent the parties’ risk allocation in the particular transaction, or may be qualified by materiality standards that differ from what may be viewed as material for securities law purposes.

Unless the context otherwise requires, all references in this prospectus to “SunOpta,” “us,” “our,” “we,” the “Company” or other similar terms are to SunOpta Inc.

AVAILABLE INFORMATION

We are a public company and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and with applicable Canadian Securities Administrators (the “CSA”). You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s website at “http://www.sec.gov.” We filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus is only part of the registration statement and omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. You may:

•	inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room;
•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or
•	obtain a copy from the SEC website.

Our mailing address is 2838 Bovaird Drive West, Brampton, Ontario L7A 0H2, Canada and our Internet address is www.sunopta.com. Our telephone number is (905) 455-1990. We are not including the information contained on our website as part of, or incorporating it by reference into, this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our securities. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, filed with the SEC on March 6, 2014.

The Company

SunOpta, a corporation organized under the laws of Canada in 1973, is a leading global company operating businesses focused on a healthy products portfolio that promotes sustainable well-being. With expertise in “field-to-table” integration, we specialize in the sourcing, processing and packaging of natural, organic and specialty food products. Our core natural and organic food operations focus on value-added grain-, fiber- and fruit- and vegetable-based product offerings, supported by a global sourcing and supply infrastructure. Using our integrated business models, we source organic and non-genetically modified (“non-GMO”) crops from growers and suppliers; we process these inputs into raw materials; we convert raw materials into food ingredients; and we process food ingredients into consumer-packaged products. As a general principle, we do not own or operate our own farms, retail stores, or extensively market our own consumer brands. Our assets, operations and employees are principally located in North America and Europe. We have two non-core holdings, an approximate 66% ownership position in Opta Minerals Inc. and its subsidiaries (“Opta Minerals”), a producer, distributor and recycler of industrial materials, and an approximate 19% ownership position in Mascoma Corporation (“Mascoma”), an innovative biofuels company, both on a non-dilutive basis.

Segment Information

We divide our operations into two industry segments:

•	SunOpta Foods, which accounted for approximately 88% of our fiscal 2013 consolidated revenues; and
•	Opta Minerals, which represented approximately 12% of our fiscal 2013 consolidated revenues.

In the fourth quarter of 2013, we implemented changes to our organizational structure to align and focus the operations of SunOpta Foods on three key “go-to-market” categories: raw material sourcing and supply; value-added ingredients; and consumer-packaged products. Consequently, we realigned the operating segments of SunOpta Foods to reflect the resulting changes in management reporting and accountability to our Chief Executive Officer. We believe this new operational structure better aligns with SunOpta Foods’ integrated field-to-table business model and product portfolio. The Opta Minerals operating segment remained unchanged.

We operate in the following four reportable segments:

•	Global Sourcing and Supply aggregates the Company’s North American-based Raw Material Sourcing and Supply and European-based International Sourcing and Supply operating segments focused on the procurement and sale of specialty and organic grains and seeds, raw material ingredients, and organic commodities.
•	Value Added Ingredients manufactures and supplies fiber, grain and fruit ingredients focusing on cereal, bakery, dairy, snack and food service market categories.
•	Consumer Products manufactures and supplies branded and private label aseptic beverages; re-sealable pouch products; individually quick frozen (“IQF”) fruits and vegetables; premium juices; shelf stable juices and waters; and fruit- and grain-based snacks.
•	Opta Minerals processes, distributes and recycles industrial minerals, silica-free abrasives, and specialty sands for use in the steel, foundry, loose abrasive cleaning, and municipal water filtration industries.

In addition, Corporate Services provides a variety of management, financial, information technology, treasury and administration services to each of the operating segments from our head office in Brampton, Ontario, and information technology and shared services from our office in Edina, Minnesota.

Financial information for each reportable segment describing revenues from external customers, a measure of profit or loss, and total assets for the last three fiscal years, as well as financial information about geographic areas for the last three fiscal years, is presented in note 20 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, and has been restated to reflect the realigned operating segments of SunOpta Foods.

For additional information concerning our business and affairs, please refer to the documents incorporated by reference that are listed under the caption “Information Incorporated by Reference.”

The Offering

Securities we may offer	The securities we may offer from time to time by this prospectus are:

• senior debt securities;

• subordinated debt securities;

• special shares;

• common shares;

• warrants to purchase common shares; or

• units of the above securities.

We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities that we may offer in the future.

Use of proceeds	Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of any securities for general corporate purposes, which may include:

• acquiring interests or companies in our industry and
related businesses;

• reducing or repaying existing or future indebtedness;

• providing additional working capital; and

• capital expenditures.

Risk factors	You should carefully consider all of the information set forth in or incorporated by reference into this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities.

Ratio of Earnings to Fixed Charges

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated

	Three months ended April 5, 2014	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges (1)	4.78	0.92	4.02	3.49	3.17	0.37

(1)	The ratio of earnings to fixed charges is determined by dividing fixed charges into income before fixed charges and income taxes, and eliminating undistributed income of less than 50% owned persons. Fixed charges consist of interest expenses and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases. The ratios shown above are based on SunOpta’s unaudited interim consolidated financial statements as well as audited consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference in this prospectus include both historical and “forward-looking” statements under federal securities laws. These statements are based on current expectations and projections about future results and include the discussion of our business strategies and expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions of this prospectus, the documents incorporated by reference and in any prospectus supplement, the words “anticipate,” “believe,” “estimate,” “may,” “will,” “expect,” “plan” and “intend” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These statements are based upon the beliefs and assumptions of, and on information available to our management. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to those set forth below under “Risk Factors.” Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. However, you should carefully review the reports and documents we file from time to time with the SEC, particularly our annual reports on Form 10-K, quarterly reports on Form 10-Q and any current reports on Form 8-K.

RISK FACTORS

An investment in our securities involves certain risks. You should carefully consider all of the information set forth in this prospectus and any prospectus supplement, as well as the information incorporated by reference into this prospectus and any accompanying prospectus supplement. In particular, you should evaluate the following risk factors and the risk factors set forth in any prospectus supplement before making an investment in our common shares. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common shares could decline, and you could lose all or part of your investment.

Our business may be materially and adversely affected if we are unable to renew our North American syndicated credit facilities when they become due on July 27, 2016

Our North American syndicated credit facilities mature on July 27, 2016. We may not be able to renew these facilities to the same level, or on terms as favorable as in previous years. A reduced facility may impact our ability to finance our business, requiring us to scale back our operations and our use of working capital. Alternatively, obtaining credit on less favorable terms would have a direct impact on our profitability and operating flexibility.

Our credit agreements restrict how we may operate our business, and our business may be materially and adversely affected if these restrictions prevent us from implementing our business plan

We have a number of credit agreements providing for various credit facilities including a primary facility with a syndicate of lenders. Our credit agreements contain covenants that limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create other liens, to complete a merger, amalgamation or consolidation, to make certain distributions or make certain payments, investments and guarantees and to sell or otherwise dispose of certain assets. These restrictions may hinder our ability to execute on our growth strategy or prevent us from implementing parts of our business plan.

Our business could be materially and adversely affected if we are unable to meet the covenants of our credit facilities

We are currently in compliance with the financial covenants under our credit agreements. Our ability to comply with these financial covenants in the future will depend on the success of our businesses, our operating results, and our ability to achieve our financial forecasts. Various risks, uncertainties and events beyond our control could affect our ability to comply with the financial covenants and terms of our various credit agreements. Failure to comply with our financial covenants and other terms could result in an event of default and the acceleration of amounts owing under the credit agreements, unless we were able to negotiate a waiver. The lenders could condition any such waiver on an amendment to the credit agreements on terms that may be unfavorable to us. If we are unable to negotiate a covenant waiver or replace or refinance our credit agreements on favorable terms or at all, our business will be adversely impacted.

We may require additional capital to maintain current growth rates, which may not be available on favorable terms or at all

We have grown via a combination of internal growth and acquisitions requiring available financial resources. Our ability to raise capital, through equity or debt financing, is directly related to our ability to both continue to grow and improve returns from our operations. Debt or equity financing may not be available to us on favorable terms or at all. In addition, an equity financing would dilute our current shareholders and may result in a decrease in our share price if we are unable to realize returns equal to or above our current rate of return. We will not be able to maintain our growth rate and acquire complementary businesses within the natural and organic food industries without continued access to capital resources.

Our customers generally are not obligated to continue purchasing products from us

Many of our customers buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers’ sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

Loss of a key customer could materially reduce revenues and earnings

Although we had no customers that represented over 10% of revenues for the year ended December 28, 2013, the loss or cancellation of business with any of our larger customers could materially and adversely affect our business, financial condition or results of operations.

Consumer preferences for natural and organic food products are difficult to predict and may change

Approximately 88% of our fiscal 2013 revenues were derived from SunOpta Foods. Our success depends, in part, on our ability and our customers’ ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or products that utilize our integrated foods platform, or our failure to maintain our current market position, could reduce our sales and harm our business. Consumer trends change based on a number of possible factors, including nutritional values, a change in consumer preferences or general economic conditions. Additionally, there is a growing focus among some consumers to buy local food products in an attempt to reduce the carbon footprint associated with transporting food products from longer distances, which could result in a decrease in the demand for food products and ingredients that we import from other countries or transport from remote processing locations or growing regions. These changes could lead to, among other things, reduced demand and price decreases, which could have a material adverse effect on our business.

We operate in highly competitive industries

We operate businesses in highly competitive product and geographic markets in the U.S., Canada, Europe and various international markets. SunOpta Foods competes with various U.S. and international commercial grain procurement marketers, major companies with food ingredient divisions, other food ingredient companies, stabilizer companies, trading companies, and consumer-packaged food companies that also engage in the development and sale of food ingredients and other food companies involved in natural and organic foods. These competitors may have financial resources and staff larger than ours and may be able to benefit from economies of scale, pricing advantages and greater resources to launch new products that compete with our offerings. We have little control over and cannot otherwise affect these competitive factors. If we are unable to effectively respond to these competitive factors or if the competition in any of our product markets results in price reductions or decreased demand for our products, our business, results of operations and financial condition may be materially impacted.

An interruption at one or more of our manufacturing facilities could negatively affect our business

We own or lease, manage and operate a number of manufacturing, processing, packaging, storage and office facilities (see Item 2 “Properties” in our 2013 Annual Report on Form 10-K for the fiscal year ended December 28, 2013). An interruption in or the loss of operations at one or more of these facilities, or the failure to maintain our labor force at one or more of these facilities, could delay or postpone production of our products or our ability to deliver such products, which could have a material adverse effect on our business, results of operations and financial condition until we secure an alternate source of supply.

If we lose the services of our key management, our business could suffer

Our prospects depend to a significant extent on the continued service of our key executives, and our continued growth depends on our ability to identify, recruit and retain key management personnel. We are also dependent on our ability to continue to attract, retain and motivate our personnel. We do not carry key person life insurance on any of our executive officers, with the exception that Opta Minerals carries key person life insurance on the President and Chief Executive Officer of Opta Minerals. If we lose the services of our key management or fail to identify, recruit and retain key personnel, our business, results of operations and financial condition may be materially and adversely impacted.

If we do not manage our supply chain effectively, our operating results may be adversely affected

Our supply chain is complex. We rely on suppliers for our raw materials and for the manufacturing, processing, packaging and distribution of many of our products. The inability of any of these suppliers to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to rise and our margins to fall. Many of our products are perishable and require timely processing and transportation to our customers. Many of our products can only be stored for a limited amount of time before they spoil and cannot be sold. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory that may reach its expiration date. If we are unable to manage our supply chain efficiently and ensure that our products are available to meet consumer demand, our operating costs could increase and our margins could fall.

Volatility in the prices of raw materials and energy could increase our cost of sales and reduce our gross margins

Raw materials used by SunOpta Foods and Opta Minerals represent a significant portion of our cost of sales. Our cost to purchase services and materials, such as grains, fruits and other commodities, processing aids, industrial minerals and natural gas, can fluctuate depending on many factors, including weather patterns, economic and political conditions and pricing volatility. In addition, we must compete for limited supplies of these raw materials and services with competitors having greater resources than us. If our cost of materials and services increases due to any of the above factors, we may not be able to pass along the increased costs to our customers.

SunOpta Foods enters into a number of exchange-traded commodity futures and options contracts to partially hedge its exposure to price fluctuations on transactions to the extent considered practicable for minimizing risk from market price fluctuations. Futures contracts used for hedging purposes are purchased and sold through regulated commodity exchanges. Inventories, however, may not be completely hedged, due in part to our assessment of exposure from expected price fluctuations and an inability to hedge a number of raw materials.

Exchange purchase and sales contracts may expose us to risks that a counterparty to a transaction is unable to fulfill its contractual obligation. We may be unable to hedge 100% of the price risk of each transaction due to timing and availability of hedge contracts and third party credit risk. In addition, we have a risk of loss from hedge activity if a grower does not deliver the commodity as scheduled. We also monitor the prices of natural gas and will from time to time lock in a percentage of our natural gas needs based on current prices and expected trends.

An increase in our cost of sales resulting from an increase in the price of raw materials and energy would have an adverse impact on our financial condition and results of operations.

Climate change legislation could have an impact on our financial condition and consolidated results of operations

Legislative and regulatory authorities in the U.S., Canada and internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute our products, we and our suppliers, use fuels, electricity and various other inputs that result in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations, as well as our suppliers, who would likely pass all or a portion of their costs along to us. We may not be able to pass any resulting cost increases along to our customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change legislation by the U.S., Canada or any other international jurisdiction where we conduct business could adversely affect our financial condition and results of operations.

Adverse weather conditions could impose costs on our business

Our various food products, from seeds and grains to ingredients, fruits, vegetables and other inputs, are vulnerable to adverse weather conditions, including windstorms, floods, droughts, fires and temperature extremes, which are quite common but difficult to predict. Additionally, severe weather conditions may occur with higher frequency or may be less predictable in the future due to the effects of climate change. Unfavorable growing conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

The exercise of stock options, participation in our employee stock purchase plan and issuance of additional securities could dilute the value of our common shares

As at December 28, 2013, there were outstanding stock options to purchase 4,024,460 of our common shares, with exercise prices ranging from $0.91 to $13.35 per common share. The exercise of these stock options could result in dilution in the value of our common shares and the voting power represented thereby. Furthermore, to the extent common shares are issued pursuant to the exercise of stock options, the employee stock purchase plan or other issuances of common shares, our share price may decrease due to the additional amount of common shares available in the market. The subsequent sales of these shares could encourage short sales by our shareholders and others which could place further downward pressure on our share price. Moreover, the holders of our stock options may hedge their positions in our common shares by short selling our common shares, which could further adversely affect our stock price.

The Company Does Not Currently Intend to Pay any Cash Dividends on its Common Shares in the Foreseeable Future; Therefore, the Company’s Shareholders May Not be Able to Receive a Return on their Common Shares Until They Sell Them

The Company has never paid or declared any cash dividends on its common shares. The Company does not anticipate paying any cash dividends on its common shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the board of directors of the Company may consider appropriate in the circumstances. Until the Company pays dividends, which it may never do, its shareholders will not be able to receive a return on their common shares unless they sell them.

Market for Securities

There can be no assurance that an active market for the Company’s Securities will be sustained. Holders of Securities may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of the Securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Securities may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Securities include: extent of analytical coverage; lessening in trading volume and general market interest in the Securities; the size of the Company’s public float; and any event resulting in a delisting of securities.

Impairment charges in goodwill or other intangible assets could adversely impact our financial condition and consolidated results of operations

As a result of our acquisitions, a portion of our total assets is comprised of intangible assets and goodwill. We are required to perform impairment tests of our goodwill and other intangible assets annually, or at any time when events occur that could affect the value of our intangible assets and/or goodwill. We have previously recorded impairment charges to our consolidated statements of operations. We expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets and goodwill. A determination that impairment has occurred would require us to write-off the impaired portion of our goodwill or other intangible assets, resulting in a charge to our earnings. Such a write-off could adversely impact our financial condition and results of operations.

Technological innovation by our competitors could make our food products less competitive

Our competitors include major food ingredient and consumer-packaged food companies that also engage in the development and sale of food and food ingredients. Many of these companies are engaged in the development of food ingredients and other packaged food products and frequently introduce new products into the market. Existing products or products under development by our competitors could prove to be more effective or less costly than our products.

We rely on protection of our intellectual property and proprietary rights

The success of SunOpta Foods depends in part on our ability to protect our intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. Our policy is to protect our technology by, among other things, filing patent applications for technology relating to the development of our business in the U.S. and in selected foreign jurisdictions.

Our trademarks and brand names are registered in the U.S., Canada and other jurisdictions. We intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We also rely on trade secrets and proprietary know-how and confidentiality agreements to protect certain of the technologies and processes used by SunOpta Foods.

The failure of any patents, trademarks, trade secrets or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could result in lower sales or gross margins.

We are subject to substantial environmental regulation and policies

We are, and expect to continue to be, subject to substantial federal, state, provincial and local environmental regulation. Some of the key environmental regulations to which we are subject include air quality regulations of the United States Environmental Protection Agency (“EPA”) and certain city/state air pollution control groups, waste treatment/disposal regulations, including but not limited to specific regulations of the Ontario Ministry of Environment and Energy and the Commonwealth of Virginia, Department of Environmental Quality, sewer regulations under agreements with local city sewer districts, regulations governing hazardous substances, storm water regulations and bioterrorism regulations. For a more detailed summary of the environmental regulations and policies to which we are subject, see “Business – Regulation – SunOpta Foods” and “Business – Regulation – Opta Minerals” in Item 1 of our 2013 Annual Report on Form 10-K for the fiscal year ended December 28, 2013. Our business also requires that we have certain permits from various state, provincial and local authorities related to air quality, storm water discharge, solid waste, land spreading and hazardous waste.

In the event that our safety procedures for handling and disposing of potentially hazardous materials in certain of our businesses were to fail, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.

The foregoing environmental regulations, as well as others common to the industries in which we participate, can present delays and costs that can adversely affect business development and growth. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition. In addition, any changes to current regulations may impact the development, manufacturing and marketing of our products, and may have a negative impact on our future results.

SunOpta Foods is subject to significant food and health regulations

SunOpta Foods is affected by a wide range of governmental regulations in Canada, the U.S., and several countries in Europe, among others. These laws and regulations are implemented at the national level (including, among others, federal laws and regulation in Canada and the U.S.) and by local subdivisions (including, among others, state laws in the U.S. and provincial laws in Canada). We are also subject to regulations of the European Union. We are also subject to the regulatory authority of regulatory agencies in several different countries. Examples of regulatory agencies influencing our operations include: the United States Department of Agriculture

(“USDA”), the United States Food and Drug Administration (“FDA”), the United States Department of Homeland Security, the EPA, the Canadian Food Inspection Agency, and Skal, the inspection body for the production of organic products in the Netherlands, among others.

Examples of laws and regulations that affect SunOpta Foods include laws and regulations applicable to:

•	the use of seed, fertilizer and pesticides;
•	the purchasing, harvesting, transportation and warehousing of grain and other products;
•	the processing and sale of food, including wholesale operations; and
•	the product labeling and marketing of food and food products, food safety and food defense.

These laws and regulations affect various aspects of our business. For example, as described in more detail under “Business – Regulation – SunOpta Foods” in Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, certain food ingredient products manufactured by SunOpta Foods are regulated under the 1958 Food Additive Amendments of the Food Drug and Cosmetic Act of 1938 (“FDCA”), as administered by the FDA. Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally regarded as safe, or GRAS, under the conditions of its intended use by qualified experts in food safety. We believe that most products for which we have retained commercial rights are GRAS. However, such status cannot be determined until actual formulations and uses are finalized. As a result, we may be adversely impacted if the FDA determines that our food ingredient products do not meet the criteria for GRAS. In addition, certain USDA regulations set forth the minimum standards producers must meet in order to have their products labeled as “certified organic” and we currently manufacture a number of organic products that are covered by these regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. We could lose our “organic” certification if a facility becomes contaminated with non-organic materials or if we do not use raw materials that are certified organic. The loss of our “organic” certifications could materially harm our business, results of operations and financial condition.

Changes in any government laws and regulations applicable to our operations could increase our compliance costs, negatively affect our ability to sell certain products or otherwise adversely affect our results of operations. In addition, while we believe SunOpta Foods is in material compliance with all laws and regulations applicable to our operations, we cannot assure you that we have been, or will at all times be, in compliance with all food production and health requirements, or that we will not incur material costs or liabilities in connection with these requirements. Our failure to comply with any laws, regulations or policies applicable to our business could result in fines, lawsuits, enforcement actions, penalties or loss in the ability to sell certain products, any of which could adversely affect our business, results of operations and financial condition.

Our operations are influenced by agricultural policies

SunOpta Foods is affected by governmental agricultural policies such as price supports and acreage set aside programs and these types of policies may affect our business. The production levels, markets and prices of the grains and other raw products that we use in our business are materially affected by government programs, which include acreage control and price support programs of the USDA. Revisions in these programs, in the U.S. and elsewhere, could have an adverse effect on the results of our operations.

Product liability suits, recalls and threatened market withdrawals, could have a material adverse effect on our business

The sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties, faulty packaging materials, product contamination, or spoilage. Under certain circumstances, we or our customers may be required to recall or withdraw products, which may lead to a material adverse effect on our business. A product recall or withdrawal could result in significant losses due to the costs of the recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Litigation and regulatory enforcement concerning marketing and labeling of food products

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring putative class action lawsuits and that the United States Federal Trade Commission (“FTC”) and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a putative consumer class action lawsuit include fraud, unfair trade practices, recession, and breach of state consumer protection statutes (such as Proposition 65 in California). FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace, fines and penalties. Even when not merited, putative class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image and could have a material adverse effect on our financial condition and results of operations.

The value of our ownership position in Opta Minerals is dependent on the ability of Opta Minerals’ management to enhance shareholder value within Opta Minerals

We have identified our investment in Opta Minerals as a non-core holding. The value of our ownership position in Opta Minerals is dependent on the ability of Opta Minerals’ management to enhance shareholder value within Opta Minerals by executing on growth opportunities that may be identified and pursued, including the effective integration of acquisitions, if any, in order to capitalize on synergy opportunities. Our ability to realize the value of our investment in Opta Minerals is dependent on our ability to identify and act on strategic alternatives, including a possible sale of Opta Minerals or our majority ownership interest in Opta Minerals in the future. However, available strategic alternatives, if any, will depend on market conditions from time to time, and there can be no assurance that any viable strategic alternatives will be identified or pursued.

Our lack of management and operational control over Mascoma may limit our ability to protect or increase the value of our interest in Mascoma

As of December 28, 2013, we have an approximate 19% non-diluted ownership interest in Mascoma, through a combination of preferred and common shares. We do not have the ability to exercise day–to–day control over Mascoma. The management team of Mascoma could make business decisions that could impair the economic value of our interest in Mascoma. In addition, we have no ability to cause Mascoma to take actions that might be to our benefit, including but not limited to actions relating to a change of control of Mascoma and declarations of dividends to Mascoma’s stockholders. For the foregoing reasons, we may be unable to prevent actions that could have an adverse impact on our investment in Mascoma.

Fluctuations in exchange rates, interest rates and certain commodities could adversely affect our results of operations, financial condition and liquidity

We are exposed to foreign exchange rate fluctuations as our non-U.S.-based operations are translated into U.S. dollars for financial reporting purposes. We are exposed to changes in interest rates as a significant portion of our debt bears interest at variable rates. We are exposed to price fluctuations on a number of commodities as we hold inventory and enter into transactions to buy and sell products in a number of markets. Additional qualitative and quantitative disclosures about these risks can be found in Item 7A of our 2013 Annual Report on Form 10-K for the fiscal year ended December 28, 2013. As a result of these exposures, fluctuations in exchange rates, interest rates and certain commodities could adversely affect our liquidity, financial condition and results of operations.

We may not be able to effectively manage and integrate acquired companies

From time to time we may pursue acquisition opportunities that are consistent with our overall growth strategy. Our ability to effectively integrate acquisitions, including our ability to realize potentially available marketing opportunities and cost savings in a timely and efficient manner will have a direct impact on our future results. We may encounter problems in connection with the integration of any new businesses, such as challenges relating to the following:

•	integration of an acquired company’s products into our product mix;
•	the amount of cost savings that may be realized as a result of our integration of an acquired product or business;
•	unanticipated quality and production issues with acquired products;
•	adverse effects on business relationships with suppliers and customers;
•	diversion of management attention;
•	difficulty with personnel and loss of key employees;
•	implementation of an integrated enterprise wide accounting and information system and consolidation of back office accounting;
•	compatibility of financial control and information systems;
•	exchange rate risk with respect to acquisitions outside the U.S.;
•	potential for patent and trademark claims or other litigation against or involving the acquired company; and
•	in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences.

Our operating results and share price are subject to significant volatility

Our net sales and operating results may vary significantly from period to period due to:

•	changes in our customers and/or their demand;
•	changes in our operating expenses;
•	management’s ability to execute our business strategies focused on improved operating earnings;
•	personnel changes;
•	interruption in operations at our facilities;
•	product recalls or market withdrawals;
•	legal and administrative cases (whether civil, such as environmental or product related, or criminal), settlements, judgments and investigations;
•	foreign currency fluctuations;
•	supply shortages or commodity price fluctuations; and
•	general economic conditions.

In addition, our share price may be highly volatile compared to larger public companies. Certain announcements could have a significant effect on our share price, including announcements regarding:

•	fluctuations in financial performance from period to period;
•	mergers, acquisitions and/or divestitures;
•	changes in key personnel;
•	strategic partnerships or arrangements;
•	litigation and governmental inquiries;
•	changes in governmental regulation and policy;
•	patents or proprietary rights;
•	changes in consumer preferences and demand;
•	new financings; and
•	general market conditions.

Higher volatility increases the chance of larger than normal price swings which reduces predictability in the share value of our stock and could impair investment decisions. In addition, price and volume trading volatility in the stock markets can have a substantial effect on our share price, frequently for reasons other than our operating performance. These broad market fluctuations could adversely affect the market price of our common shares.

A substantial portion of our assets and certain of our executive officers and directors are located outside of the U.S.; it may be difficult to effect service of process and enforce legal judgments upon us and certain of our executive officers and directors

A substantial portion of our assets and certain of our executive officers and directors are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. and enforce judgment of a U.S. court obtained against us or our executive officers and directors. Particularly, our stockholders may not be able to:

•	effect service of process within the U.S. on us or certain of our executive officers and directors;
•	enforce judgments obtained in U.S. courts against us or certain of our executive officers and directors based upon the civil liability provisions of the U.S. federal securities laws;
•	enforce, in a court outside of the U.S., judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; or
•	bring an original action in a court outside of the U.S. to enforce liabilities against us or any of our executive officers and directors based upon the U.S. federal securities laws.

SECURITIES WE MAY OFFER

Types of Securities

The securities we may offer from time to time by this prospectus are:

•	senior debt securities;
•	subordinated debt securities;
•	special shares;
•	common shares;
•	warrants to purchase common shares; or
•	units of the above securities.

We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities that we may offer in the future.

The aggregate initial offering price of all securities sold will not exceed $200,000,000. When we sell securities, we will determine the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or dealers or directly to purchasers.

Additional Information

We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we may offer in the future. In each prospectus supplement we will include the following information:

•	the type and amount of securities which we propose to sell;
•	the initial public offering price of the securities;
•	the names of the underwriters, agents or dealers, if any, through or to which we will sell the securities;
•	the compensation, if any, of those underwriters, agents or dealers;
•	if applicable, information about securities exchanges or automated quotation systems on which the securities will be listed or traded;
•	material United States and Canadian tax considerations applicable to the securities;
•	any material risk factors associated with the securities; and
•	any other material information about the offer and sale of the securities.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of any securities for general corporate purposes, which may include:

•	acquiring interests or companies in our industry and related businesses;
•	reducing or repaying existing or future indebtedness;
•	providing additional working capital; and
•	capital expenditures.

Pending any use, as described in the applicable prospectus supplement, we plan to invest the net proceeds in investment-grade, short-term, interest-bearing securities.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms that will apply to any of the debt securities that we may offer pursuant to this prospectus. The specific terms of the offered debt securities, and the extent to which the general terms described in this section apply to debt securities, will be described in the related prospectus supplement at the time of the offer.

General

As used in this prospectus, any reference to “debt securities” refers to the senior and subordinated debentures, notes, bonds, and other evidences of indebtedness that we may issue and the relevant trustee authenticates and delivers under the indenture. We may issue debt securities under an indenture between us and a qualified trustee. This indenture is referred to in this prospectus as the “indenture.” The trustee under the indenture is referred to in this prospectus as the “trustee.”

Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as trustee or co-trustee under the indenture in certain circumstances. Applications may be made to the appropriate Canadian regulatory authorities for exemptive relief from this and other requirements of Canadian law applicable to the indenture. If such relief is not sought and obtained, the applicable legislative requirements will be complied with at the time of the applicable offering.

The Indenture

The material provisions of the indenture are summarized in the following pages. The summary is not complete and is qualified in all respects by reference to the Trust Indenture Act of 1939 and the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the indenture for provisions that may be important to you. If a different indenture for a series of debt securities is used, those details will be provided in a prospectus supplement and the forms of any other indentures will be filed with the SEC at the time they are used.

Unless we state otherwise in the related prospectus supplement, the indenture does not limit the amount of debt securities that we may issue under such indenture. The related prospectus supplement for the debt securities being offered will include specific terms of the debt securities. These terms will include some or all of the following:

•	the title of the debt securities and whether such debt securities are senior or subordinated;
•	the total principal amount and permitted denomination of the debt securities;
•	the percentage of the principal amount of the debt securities at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;
•	the currency or currencies in which the principal of and interest on the debt securities will be payable;
•	the dates on which the principal of the debt securities will mature;
•	the interest rate for the debt securities or the method that will be used to determine the interest rate;
•	the dates on which interest on the debt securities will be payable and the manner in which interest will be paid;
•	any mandatory or optional repayment or redemption provisions;
•	any sinking fund provisions;
•	any index used to determine the amount of payments of principal and/or interest;
•	any additional payment provisions;
•	any provision relating to the issuance of discounted debt securities; and
•	in the case of debt securities that are convertible into common shares, the conversion price, the period during which the debt securities may be converted and any other terms of conversion which may differ from the indenture or supplemental indenture.

Some of the debt securities may be sold at a substantial discount below their stated principal amount and may provide for the payment of no interest or interest at a rate which at the time of issuance is below market rates. We will describe the U.S. and Canadian federal income tax consequences and other special considerations applicable to any discounted debt securities in the prospectus supplement relating to the discounted debt securities.

We may issue some or all of the debt securities in temporary or permanent global form. Until definitive debt securities are ready for delivery, we may use temporary debt securities, which shall be substantially in the form of definitive securities but may have variations we consider appropriate for temporary securities. Without unreasonable delay, we shall deliver definitive securities in exchange for temporary securities. We may issue a global security only to a depository, which may transfer a global security only to its nominee or to a successor depository. A global security will represent the amount of debt securities specified in the global security and may have variations that the depository requires or that we consider appropriate for such a security.

Ranking of Debt Securities

We may issue unsecured senior or subordinated debt securities from time to time. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus by owning a debt security, you are one of our unsecured creditors.

The senior debt securities will constitute part of our senior debt and will rank equally with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt and will be subordinate in right of payment to all of our senior indebtedness, as that term is defined in the indenture. The prospectus supplement for any series of subordinated debt securities will indicate the approximate amount of senior indebtedness outstanding as of the end of our most recent fiscal quarter.

Certain Covenants Required by the Indenture

The indenture for the debt securities requires us to comply with certain customary covenants. They include the payment of principal of and interest on the debt securities, delivery of annual compliance reports and certain SEC reports to the trustee, and notification to the trustee of any legal proceeding, event of default (as defined below), any cure or waiver of an event of default, and if and when the debt securities are listed on any stock exchange.

In addition, the indenture prohibits us from consolidating or merging with or into any other corporation and from selling, transferring or leasing all of our property or substantially all of our property to any corporation, unless:

1)	either we shall be the resulting or surviving entity or such corporation is organized and existing under the laws of Canada;
2)	if we are not the resulting or surviving entity, such corporation assumes by supplemental indenture all of our obligations under the debt securities and the indenture; and
3)	no default exists immediately before and immediately after the transaction.

Events of Default

“Event of default,” when used in the indenture with respect to any of the debt securities, means any of the following:

1)	a default in the payment of interest on any of the debt securities when it becomes due and payable and such default continues for a period of 30 days;
2)	a default in the payment of the principal of any of the debt securities when it becomes due and payable at maturity, upon redemption or otherwise;
3)	failure to comply with any of our other agreements in the debt securities or the indenture and such failure continues for the period and after the notice specified below;
4)	pursuant to or within the meaning of any bankruptcy law (as defined below), the commencement of a voluntary case, consent to the entry of an order for relief against us in an involuntary case, consent to the appointment of a custodian (as defined below) of us or for all or substantially all of our property, or the making of a general assignment for the benefit of our creditors; or
5)	the entering of an order or decree by a court of competent jurisdiction under any bankruptcy law that (i) is for relief against us in an involuntary case, (ii) appoints a custodian of us or for all or substantially all of our property, or (iii) orders the liquidation of us, and the order or decree remains unstayed and in effect for 60 days.

Any of the foregoing will constitute an event of default whether it is voluntary or involuntary, or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body. The term “custodian” means any receiver, trustee, assignee, liquidator or similar official under any bankruptcy law.

A default under clause (3) above is not an event of default until the trustee or the holders of at least 25% in principal amount of the debt securities notify us and the trustee of the default and we do not cure the default, or it is not waived, within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied to the extent consistent with law, and state that the notice is a “notice of default.”

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the debt securities by notice to us and the trustee, may declare the principal of and accrued interest on all the debt securities to be due and payable. In addition, the trustee may pursue any available remedy to collect the payment of principal or interest on the debt securities or to enforce the performance of any provision of the debt securities or the indenture. The trustee may maintain a proceeding even if it does not possess any of the debt securities or does not produce any of them in the proceeding. A delay or omission by the trustee or the holder of any debt securities in exercising any right or remedy accruing upon an event of default shall not impair the right or remedy or constitute a waiver of or acquiescence in the event of default. All remedies are cumulative to the extent permitted by law.

Discharge of Obligations

Under the indenture, we will be discharged from our non-administrative obligations under any of the debt securities if:

1)	either (A) all of the outstanding debt securities have been delivered to the trustee for cancellation, or (B) all such debt securities not theretofore delivered to the trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, and, in the case of (i), (ii), and (iii) above, we have deposited or caused to be deposited with the trustee as trust funds an amount sufficient to pay and discharge all of the outstanding debt securities;
2)	we have paid or caused to be paid all other sums payable under the indenture by us; and
3)	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent in the indenture provided for relating to the satisfaction and discharge of the indenture have been complied with.

Amendments of the Indenture

Under the indenture, we and the trustee may modify our rights and obligations, and the rights of the holders of debt securities with the consent of the holders of at least a majority of the principal amount of the outstanding debt securities issued under the indenture affected by the modification. However, we must get the consent of the holder of each debt security affected to make any of the following changes to the debt securities:

1)	reduce the amount of the debt securities whose holders must consent to an amendment;
2)	reduce the interest on or change the time for payment of interest on any of the debt securities;
3)	reduce the principal of or change the fixed maturity of any of the debt securities;
4)	reduce the premium payable upon the redemption of any of the debt securities or change the time at which any of the debt securities may or shall be redeemed;
5)	change the currency in which payments are made;
6)	change any of the provisions governing (i) acceleration, (ii) holders’ right to receive payment, and (iii) amendments to the indenture requiring the consent of the holder of each debt security affected;
7)	make any change that adversely affects the right to convert any of the debt securities; or
8)	make any change that adversely affects the preference or priority of the debt securities.

DESCRIPTION OF EQUITY SECURITIES

The following description of our equity securities does not purport to be complete and is subject, and qualified in its entirety by reference to, our Articles of Amalgamation and By-laws, each as amended, and applicable corporate and securities laws.

Authorized Equity Securities

We have an authorized share capital consisting of an unlimited number of common shares and an unlimited number of special shares, issuable in series. As of June 27, 2014, there were 66,878,015 common shares issued and outstanding and no special shares issued and outstanding.

Certain Rights of the Common Shares

Dividends

Subject to the preferences of any series of special shares and any other shares ranking senior to the common shares with respect to the payment of dividends that we may issue, holders of our common shares are entitled to share pro rata in such dividends as may be declared by our Board of Directors. Pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”), we may not declare or pay a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes. We may pay a dividend by issuing fully paid shares, or in money or property.

Liquidation, Dissolution or Winding-Up

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, holders of common shares are entitled to share pro rata in our assets available for distribution after we pay our creditors, holders of our special shares (if any) and holders of any other shares ranking senior to the common shares with respect to payment of any distribution.

Voting Rights and Shareholders’ Meetings

Holders of our common shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders, except meetings of holders of another class of shares. Each holder of our common shares is entitled to one vote, either in person or by proxy, on all matters submitted to shareholders.

Our Board of Directors must call an annual meeting of shareholders to be held not later than 15 months after the last preceding annual meeting of shareholders but no later than six months after the end of our preceding financial year end and may, at any time, call a special meeting of shareholders. For purposes of determining the shareholders who are entitled to receive notice of or to vote at a meeting of shareholders, the Board of Directors may, in accordance with the CBCA and National Instrument 54-101—Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, fix in advance a date as the record date for that determination of shareholders, but that record date may not be more than 60 days or less than 30 days before the date on which the meeting is to be held.

The CBCA provides that notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, each director and to our auditors, not more than 60 days and not less than 21 days prior to the meeting. Under NASDAQ rules and our by-laws, the presence at a shareholder meeting, in person or represented by proxy, of at least two shareholders holding not less than one-third (33 1⁄3%) of the outstanding common shares shall constitute a quorum for the purpose of transacting business at the shareholder meeting. A shareholder may participate in a meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

In the case of joint shareholders, one of the holders present at a meeting may, in the absence of the other holder(s) of the shares, vote the shares. If two or more joint shareholders are present in person or by proxy, then they are to vote as one on the shares held jointly by them.

No Preemption Rights; Limited Restrictions on Directors’ Authority to Issue Common Shares

Existing holders of our common shares have no rights of preemption or first refusal under our Articles of Amalgamation, By-laws or the CBCA with respect to future issuances of our common shares. The common shares do not have conversion rights, are not subject to redemption and do not have the benefit of any sinking fund provisions. Subject to the rules and policies of The Nasdaq Stock Market and the TSX and applicable corporate and securities laws, our Board of Directors has the authority to issue additional common shares.

Effect of Issuance of Special Shares

As discussed in greater detail below under “Special Shares,” the rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of any series of special shares which we may fix in the future.

Special Shares

Our special shares are issuable in series. Subject to our Articles of Amalgamation and the filing of articles of amendment in accordance with the CBCA, our Board of Directors is authorized, without the approval of shareholders, at any time and from time to time to fix, before issuance, the number, designation, rights, privileges, restrictions and conditions attached to each series of special shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to holders of such series of special shares on a distribution; the extent, if any, of further participation on a distribution; voting rights, if any; dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any; and conversion rights, if any. Special shares would rank prior to our common shares with respect to dividends, the distribution of assets and the return of capital on dissolution. Except with respect to the winding up of the Company, the amalgamation of the Company, the sale of all or substantially all of our assets or undertaking of the Company and other matters as to which the holders of special shares are entitled to vote under the CBCA or unless the directors determine otherwise, holders of special shares will not be entitled to vote at meetings of shareholders.

The authorization of undesignated special shares makes it possible for our Board of Directors to issue special shares with rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of the Company or our management.

Amendments to our Articles of Amalgamation and By-laws

Our Articles of Amalgamation, our By-Laws and the CBCA govern the rights of holders of our shares.

Our shareholders can authorize the alteration of our Articles of Amalgamation to create additional classes of shares or to vary the rights or restrictions attached to any class of our shares by passing a special resolution approved by the holders of at least two-thirds of each class of affected shares represented in person or by proxy at a duly convened meeting of shareholders. Such a special resolution will not be effective until articles of amendment are filed with the Director appointed pursuant to the CBCA.

Our Board of Directors may, by resolution, make, amend or repeal any by-laws that regulate our business or affairs; provided that the Board of Directors shall submit a by-law, or an amendment or a repeal of a by-law, to the shareholders at the next meeting of the shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal. A by-law, or an amendment or a repeal of a by-law, is effective from the date of the resolution of the Board of Directors until it is confirmed, confirmed as amended or rejected by the shareholders.

Fundamental Changes

Pursuant to the CBCA, we may not effect any of the following fundamental changes without the consent of the holders of at least two-thirds of each class of our outstanding shares represented in person or by proxy and voting separately as a class at a duly convened meeting of our shareholders:

•	any proposed amalgamation involving the Company in respect of which the CBCA requires that the approval of our shareholders be obtained;
•	any proposed plan of arrangement pursuant to the CBCA involving the Company in respect of which the CBCA or any order issued by an applicable court requires that the approval of our shareholders be obtained;
•	any proposed sale, lease or exchange of all or substantially all our assets or property; and
•	any dissolution, liquidation or winding-up of the Company.

Election and Removal of Directors

At each annual meeting of shareholders, our shareholders are required to elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders. Our Board of Directors may fill vacancies among the Board. In accordance with our By-laws, any director who receives more “withhold” than “for” shareholder votes will be deemed to have tendered his or her resignation as a director.

Since shareholders do not have cumulative voting rights, holders of more than 50% of our outstanding common shares can elect all of our directors if they choose to do so. In such event, holders of the remaining shares will be unable to elect any director.

Under the CBCA, at least one quarter of our directors must be resident Canadians.

Anti-takeover Laws

In Canada, takeover bids are governed by provincial corporate and securities laws and the rules of applicable stock exchanges. The following description of the rules relating to acquisitions of securities and takeover bids to which Canadian corporate and securities laws apply does not purport to be complete and is subject, and qualified in its entirety by reference, to applicable corporate and securities laws, which may vary from province to province.

A party (the “acquiror”) who acquires beneficial ownership of, or control or direction over, 10% or more of the voting or equity securities of any class of a reporting issuer will generally be required to file with applicable provincial regulatory authorities both a news release and a report containing the information prescribed by applicable securities laws. Subject to the below, the acquiror (including any party acting jointly or in concert with the acquiror) will be prohibited from purchasing any additional securities of the class of the target company previously acquired for a period commencing on the occurrence of an event triggering the aforementioned filing requirement and ending on the expiry of one business day following the filing of the report. This filing process and the associated restriction on further purchases also apply in respect of subsequent acquisitions of 2% or more of the securities of the same class. The restriction on further purchases does not apply to an acquiror that beneficially owns, or controls or directs, 20% or more of the outstanding securities of that class.

In addition to the foregoing, certain other Canadian legislation may limit a Canadian or non-Canadian entity’s ability to acquire control over or a significant interest in us, including the Competition Act (Canada) and the Investment Canada Act (Canada). Issuers may also approve and adopt shareholder rights plans or other defensive tactics designed to be triggered upon the commencement of an unsolicited bid and make the company a less desirable takeover target.

Listing; Exchange, Transfer Agent and Registrar

Our common shares are listed on the Nasdaq Global Select Market under the symbol “STKL” and on the TSX under the symbol “SOY.” The transfer agent and registrar for our common shares in the United States is American Stock Transfer and Trust Company, LLC and in Canada is Equity Financial Trust Company.

Other Canadian Laws Affecting U.S. Shareholders

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents of Canada. Dividends paid to U.S. tax residents, however, are subject to a 15% withholding tax (or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting common shares of the corporation) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable prospectus supplement will include a description of the principal Canadian federal income tax consequences generally applicable in respect of ownership of our common shares.

There are no limitations specific to the rights of non-residents of Canada to hold or vote our common shares under the laws of Canada or the Province of Ontario, or in our Articles of Amalgamation or By-laws, other than those imposed by the Investment Canada Act (Canada) as discussed below.

Non-Canadian investors who acquire a controlling interest in us may be subject to the Investment Canada Act (Canada), which governs the basis on which non-Canadians may invest in Canadian businesses. Under the Investment Canada Act (Canada), the acquisition of a majority of the voting interests of an entity (or of a majority of the undivided ownership interests in the voting common shares of an entity that is a corporation) is deemed to be an acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of the voting common shares. The acquisition of less than one-third of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is deemed not to be acquisition of control of that corporation.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants for the purchase of our common shares that may be offered by us, referred to in this prospectus as “warrants” pursuant to this prospectus.

Warrants may be offered separately or together with any of the securities offered by this prospectus. Each series of warrants will be issued under a separate warrant agreement or indenture to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable prospectus supplement will include details of the warrant agreements or indentures covering the warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement. These terms will include some or all of the following:

•	the designation and aggregate number of warrants;
•	the price at which the warrants will be offered;
•	the currency or currencies in which the warrants will be offered;
•	the designation and terms of the common shares purchasable upon exercise of the warrants;
•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;
•	the number of common shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each warrant;
•	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;
•	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;
•	whether the warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;
•	material United States and Canadian tax consequences of owning the warrants; and
•	any other material terms or conditions of the warrants.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the units. The particular terms and provisions of the units offered pursuant to a prospectus supplement, and the extent to which the general terms described below apply to those units, will be described in such prospectus supplement. The following description, and any description of units in the applicable prospectus supplement, does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such units.

The Company may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

Any prospectus supplement for units will contain the terms and other information with respect to the units being offered thereby, including: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of any securities comprising the units; (iii) whether the units will be issued in fully registered or “book-entry only” form; and (iv) any other specific terms.

TAX CONSEQUENCES

Where appropriate, the applicable prospectus supplement will describe the Canadian tax considerations and U.S. federal income tax considerations relevant to the securities being offered by this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell the securities:

•	through one or more dealers or underwriters or a syndicate of underwriters in an underwritten offering;
•	directly to investors or to other purchasers, including our affiliates and existing shareholders in a rights offering or otherwise;
•	through agents; or
•	through a combination of any of these methods.

The applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the terms of the offering;
•	the names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;
•	the name or names of any managing underwriter or underwriters;
•	the purchase price of the securities;
•	the net proceeds to us from the sale of the securities;
•	any delayed delivery arrangements;
•	any underwriting discounts, commissions or concessions and other items constituting underwriters’ compensation;
•	any discounts or concessions allowed or reallowed or paid to dealers;
•	any initial public offering price; and
•	any commissions paid to agents.

Any public offering price, discounts, commissions or other items constituting underwriters’ compensation or any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We have reserved the right to sell the securities directly to investors, including persons who may be deemed to be underwriters within the meaning of the Securities Act, on our own behalf, in those jurisdictions where we are authorized to do so. We may also sell securities upon the exercise of rights that we may issue to our security holders. In these cases, no underwriters or agents would be involved. The sale of the securities may be effected in transactions (a) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options.

We and our agents and underwriters may offer and sell the securities at a fixed price or prices which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. We may from time to time authorize dealers acting as our agents to offer and sell the securities upon such terms and conditions as set forth in the applicable prospectus supplement.

In connection with offerings of securities, we may enter into derivative transactions with third parties in connection with which such third parties may sell common shares registered hereunder including in short sale transactions. The underwriters or agents may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or agents may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

If we use underwriters to sell securities, we may enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities from time to time in one or more transactions, including negotiated transactions, to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents. The underwriters may also offer the securities through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters.

In the event any underwriter, dealer or agent who is a member of the Financial Industry Regulatory Authority, or FINRA, participates in the distribution of any securities offered pursuant to this prospectus and any applicable prospectus supplement, the maximum underwriters’ compensation to be received by such FINRA member will not be greater than eight percent (8%) of the gross proceeds from the sale of the securities.

Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase the securities as a principal, and may then resell such securities at varying prices to be determined by the dealer.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and certain of our affiliates in the ordinary course of their business. Unless otherwise stated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

During and after an offering through underwriters, the underwriters may purchase and sell securities in the open market. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise prevail in the open market. If commenced, the underwriter may discontinue these activities at any time. Those transactions may include:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•

Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered securities or preventing or retarding a decline in the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market, the Toronto Stock Exchange, or another exchange and, if commenced, may be discontinued at any time.

If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. Underwriters, dealers and agents may be entitled, under agreements entered into with us to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

Any securities other than our common shares issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities.

We may also make sales through the Internet or through other electronic means. Since we may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you should pay particular attention to the description of that system we will provide in a prospectus supplement. Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. For example, in the case of a debt security, the clearing spread could be indicated as a number of “basis points” above an index treasury note. Of course, many pricing methods can and may also be used. Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

LEGAL MATTERS

Certain legal matters relating to the validity of the securities offered pursuant to this prospectus will be passed upon on our behalf by Wildeboer Dellelce LLP, our Canadian counsel, and Stoel Rives LLP, Portland Oregon.

EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, and the effectiveness of our internal control over financial reporting as of December 28, 2013 have been audited by Deloitte LLP, chartered professional accountants, chartered accountants, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Canadian corporation with our registered office in Canada and representative offices in the United States and Canada. A majority of our officers and directors, as well as certain of the experts named in this prospectus, are residents of Canada and a substantial portion of our assets and of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or such directors, officers or experts or to enforce in United States courts judgments against them obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Canadian counsel, Wildeboer Dellelce LLP of Toronto, Ontario, that there is doubt as to whether Canadian courts would: (a) enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the state securities or “blue sky” laws of any state within the United States; or (b) enforce, in original actions, liabilities against us or such persons predicated solely upon the United States federal securities laws or any such state securities or blue sky laws.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC are incorporated by reference in this prospectus (other than, in each case, documents or information therein deemed to have been furnished and not filed in accordance with SEC rules):

1.	Our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 filed on March 6, 2014.

2.	Our Quarterly Report on Form 10-Q for the quarter ended April 5, 2014 filed on May 15, 2014.

3.	Our Proxy Statement for the 2014 annual meeting of shareholders filed on April 17, 2014.

4.	Our Current Reports on Form 8-K filed on January 13, 2014, February 6, 2014, March 4, 2014, March 6, 2014, May 13, 2014, May 30, 2014 and June 23, 2014.

5.	The description of our common shares and rights set forth in our Current Report on Form 8-K filed on September 2, 2011, including any amendment or report filed for the purpose of updating such description.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, excluding exhibits, unless we have specifically incorporated an exhibit in the incorporated document. Written requests should be directed to: SunOpta Inc., 2838 Bovaird Drive West, Brampton, Ontario L7A 0H2, Canada, Attention Susan Wiekenkamp, (905) 455-1990.

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities, and also between the date of the initial registration statement and prior to effectiveness of the registration statement, shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document, unless otherwise provided in the relevant document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800 SEC-0330. The Company files electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

The information relating to SunOpta contained in this prospectus and any accompanying prospectus supplement is not comprehensive, and you should read it together with the information contained in the incorporated documents.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The CBCA, our By-laws and insurance policies maintained by us provide for the indemnification of our directors and officers in respect of certain liabilities incurred in the course of their duties.

Under the CBCA, we may indemnify a present or former director or officer, or former director or officer or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with us or another entity. However, we will only indemnify an individual if the following conditions of indemnification are met: (a) the individual acted honestly and in good faith with a view to our best interests, or as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, if the individual had reasonable grounds for believing the individual’s conduct was lawful. In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, an individual is entitled to indemnity from us if the foregoing conditions of indemnification are met and the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such individual ought to have done. Further, with the approval of a court, we may indemnify an individual in respect of an action by us or on our behalf or on behalf of another entity to procure a judgment in his or her favor, to which the individual is made a party because of his or her association with us or such other entity so long as the foregoing conditions of indemnification are met.

Our By-laws also provide for the mandatory indemnification of our directors and officers in respect of any action, suit or proceeding that is proposed or commenced in respect of anything done or permitted by the director or officer arising from the execution of the duties of that office and in such other circumstances that the CBCA permits or requires to the fullest extent provided by the CBCA.

We have purchased and intend to maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, so long as the director or officer acted honestly and in good faith with a view to our best interests.

Pursuant to our By-laws, we shall indemnify every director and officer of the Company and his heirs, executors, administrators and other legal personal representatives against all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office, if such person acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful. Subject to the limitations contained in the CBCA, we may purchase, maintain or participate in such insurance for the benefit of such persons as the board of directors may, from time to time, determine.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The registrant is subject, insofar as its Articles of Amalgamation and internal affairs are concerned, to the laws of Canada, and it has been advised by its Canadian counsel, Wildeboer Dellelce LLP, that, in their opinion, Canadian courts would allow indemnification for liabilities arising under the Securities Act, provided that the indemnification came within the limits of the above quoted sections of the CBCA, since such provisions are not contrary to the public policy of Canada.

            Common Shares

SunOpta Inc.

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                    , 2015